Form 20-F
period 2024-12-31
INLIF Ltd
filed 2025-04-28
CIK 1991592

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-42456

INLIF LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China

+86 15375760760

(Address of principal executive offices)

Rongjun Xu, Chief Executive Officer

Telephone: +86-15375760760

Email: xrj@yiwate88.com

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China

+86 15375760760

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	INLF	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 12,500,000 ordinary shares, par value $0.0001 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Fanqi HK” are to Fanqi Enterprise Limited, a Hong Kong corporation, which owns 6% of the equity interests in Ewatt (as defined below) and is 100% owned by Yunfei BVI (as defined below);

●	“Fujian INLIF” are to Fujian INLIF Technology CO., LTD, a limited liability company organized under the laws of the People’s Republic of China (as defined below), which is wholly owned by Juli HK (as defined below);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Juli HK” are to Juli Enterprise Limited, a Hong Kong corporation and wholly owned subsidiary of Yunfei BVI;

●	“Operating Entity” or “Ewatt” are to Ewatt Robot Equipment Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China, which is 94% owned by Fujian INLIF;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of INLIF Cayman (as defined below), par value $0.0001 per share;

●	“U.S. dollars,” “$,” “USD,” or “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “INLIF Cayman,” “our Company,” and the “Company” are to INLIF LIMITED, a Cayman Islands exempted company; and

●	“Yunfei BVI” are to Yunfei Enterprise Limited, a company formed under the laws of the British Virgin Islands, which is wholly owned by INLIF Cayman.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31
US$ Exchange Rate	2024	2023	2022
At the end of the year - RMB	RMB7.2993 to $1.00	RMB7.0999 to $1.00	RMB6.8972 to $1.00
Average rate for the year - RMB	RMB7.1957 to $1.00	RMB7.0809 to $1.00	RMB6.7290 to $1.00

iii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Doing Business in the PRC

The impact of the Cyberspace Administration of China (the “CAC”)’s increasing oversight over data security remains highly uncertain, particularly for companies with substantial China operations seeking to list on a foreign stock exchange.

In January 2022, the CAC amended Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services, and online platform operators carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed in foreign country must apply for a cybersecurity review.

As of the date of this annual report, we have not received any notice from any PRC regulatory authority identifying us as a “critical information infrastructure operator,” “online platform operator,” or “data processor,” or requiring us to go through the cybersecurity review procedures pursuant to the Cybersecurity Review Measures and the Regulations for the Security Administration of Network Data Security (the “Data Security Administration Regulations”). According to the Cybersecurity Review Measures and the Data Security Administration Regulations, we do not expect to become subject to cybersecurity review by the CAC for our initial public offering (the “IPO”), given that: neither Fujian INLIF nor the Operating Entity is a critical information infrastructure operator (“CIIO”) or online platform operator with personal information of more than one million users.

However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretations in relation, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection and information security.

We may be affected by changes in the political and economic policies of the PRC government.

A very substantial portion of our assets and operations are currently located in mainland China. Accordingly, we may be influenced to a significant degree by political and social conditions in China generally. The Chinese economy differs from the economies of some developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to companies in particular industries or regions. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our future products and adversely affect our competitive position.

Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

The Operating Entity’s operations in mainland China are governed by PRC laws and regulations. The Operating Entity in the PRC, Ewatt Robot Equipment Co., Ltd., is a foreign-invested enterprise, and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but do not have binding authority. There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes with little advance notice, and their official interpretation and enforcement could be unpredictable. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations, which could result in a material change in the PRC subsidiaries’ operations.

Because our operations are conducted in China through our Operating Entity, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may, in general, exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central government or local governments may impose new, stricter regulations, or interpretations of existing regulations, that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our Operating Entity in the PRC may be subject to governmental and regulatory interference in the provinces in which it operates. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions.” The Opinion requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) announced the Trial Measures, and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Pursuant to the Trial Measures, we are required to file with the CSRC within three working days following the submission of an initial public offering or listing application.

Furthermore, the Cybersecurity Review Measures were released on December 28, 2021, and became effective on February 15, 2022, and provide that critical information infrastructure operators, or CIIOs, that intend to purchase Internet products and online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may arise in connection with any procurement of data processing. The Cybersecurity Review Measures further requires that an online platform operator that possesses the personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures or the Regulations for the Security Administration of Network Data Security (which came into effect on January 1, 2025), because neither Fujian INLIF nor the Operating Entity is a CIIO or online platform operator with personal information of more than one million users.

Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. Such modified or new laws and regulations may have a potential impact on the daily business operations of our subsidiaries and our ability to accept foreign investments. We also cannot guarantee that we will not be subject to cybersecurity review in the future. If such review is or becomes necessary, we may be required to suspend our operations or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and the diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The PRC government has significant authority to exert influence on our operations in mainland China.

The PRC government has significant authority to exert influence on our operations in mainland China. Therefore, uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse effect on the Operating Entity’s business operations, and damage our reputation, which might further cause the Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reforms and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition, or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. The Operating Entity’s ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for the Operating Entity’s future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

Chinese regulatory authorities could disallow our holding company structure by exerting more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We indirectly hold the equity of the Operating Entity, and thus the Operating Entity is an indirectly foreign-invested enterprise. Although the PRC government has an increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List (as defined below), which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As the boundaries stipulated in the Negative List are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this annual report, the business operated by the Operating Entity has not been included in the Negative List, but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether the Operating Entity’s existing business or future business will be included in future revisions. If the business of the Operating Entity is deemed to be a restricted or prohibited business based on the Negative List, our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect the Operating Entity’s operations and the value of the securities we are registering for sale.

On July 4, 2014, the State Administration of Foreign Exchange of China (the “SAFE”) issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this annual report, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, it will be deemed to be illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholders to own our equity, the Operating Entity may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to the Operating Entity, which may adversely affect the Operating Entity’s operations and our values of the securities we are registering for sale.

Furthermore, if the Chinese government exerts more oversight and control by publishing future laws, administrative regulations, or provisions mandate further actions to be taken by us or the Operating Entity with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the Ordinary Shares.

We believe that recent negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting, and other risks involved in the investments in companies that are based in emerging markets, as well as the limited remedies available to investors who might take legal action against such companies.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices, and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of the lack of merit, could cause the market price of the Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (the “HFCA Act”). The delisting of the Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) to conduct inspections would deprive our investors of the benefits of such inspections.

The HFCA Act was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction (“Covered Issuers”). Covered Issuers are required to disclose in their annual reports on Form 20-F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the Covered Issuer; (ii) the percentage of the shares of the Covered Issuer owned by governmental entities in the foreign jurisdiction in which the Covered Issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the Covered Issuer; (iv) the name of each official of the Chinese Communist Party who is a member of the board of directors of the Covered Issuer or the operating entity with respect to the Covered Issuer; and (v) whether the articles of incorporation of the Covered Issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

On June 22, 2021, the U.S. Senate passed the Accelerating HFCA Act, which prohibits an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, as was formerly required under the HFCA Act before such amendment.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB entered into a SOP with the CSRC and the MOF of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act of 2002; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled Consolidated Appropriations Act, was signed into law by President Joseph Biden of the United Sates. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, as was formerly required under the HFCA Act before such amendment.

There can be no assurance that, if we have a “non-inspection” year, we will be able to take remedial measures in response thereto. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act, so we cannot assure you that we will be able to maintain the listing of the Ordinary Shares on the Nasdaq or that you will be allowed to trade the Ordinary Shares in the United States on the “over-the-counter” markets or otherwise. Should the Ordinary Shares not be listed or tradeable in the United States, the value of the Ordinary Shares could be materially affected.

Our current independent accounting firm, Enrome LLP, whose audit report is included in this annual report on Form 20-F, headquartered in Singapore, is a PCAOB-registered CPA firm which is subject to inspection by the PCAOB. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

However, we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to our Operating Entity in the PRC cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiary, and shall be registered with SAFE, or its local counterparts. Furthermore, at this stage, any capital increase contributions we make to the Operating Entity, which is a foreign-invested enterprise, shall be registered with the State Administration for Market Regulation (the “SAMR”) or its local counterparts, and reported to the Ministry of Commerce or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into RMB and use of the proceeds. Furthermore, SAFE promulgated a series of rules and regulations, including Notice on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, the Circular on Reforming and Regulating Policies on the Management of Foreign Exchange Settlement of Capital Accounts, and the Circular to Further Facilitating Cross-border Trade and Investment, to further regulate the all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we may not be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. No organization or individual is allowed to provide documents and information related to securities business activities to overseas securities regulators without the consent of the securities regulatory authority under the State Council and the relevant competent department under the State Council. According to the Data Security Law of the PRC, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. While a detailed interpretation of, or implementation rules under, these regulations have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our Operating Entity in the PRC, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as the Operating Entity, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.

Under the PRC Enterprise Income Tax Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by State Administration of Taxation, or the SAT, on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainties remain as to whether our Company or any of our other non-PRC entities will be deemed to be a PRC resident enterprise for the Enterprise Income Tax purposes. If we or any of our subsidiaries registered outside of the PRC are to be deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.

The indirect transfer of equity interests in PRC enterprises by a non-resident enterprise, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered not to have a commercial purpose and is carried out for tax avoidance. We also face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxed if our Company is the transferor in such transactions, and may be subject to withholding obligations if our Company is the transferee in such transactions. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in investors’ tax filing in China. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our Company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

Conversion of RMB to and from other currency may be subject to governmental control in China.

Currently, the RMB cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

You may experience hardships in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be burdensome for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Relating to the Operating Entity’s Business and Industry

The Operating Entity operates in a highly-competitive market and its failure to compete effectively could adversely affect both its and our business, financial condition, and results of operations.

The industrial manipulator arms industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. The Operating Entity competes with manufacturers of industrial manipulator arms. See “Item 4. Information on the Company — B. Business Overview — Competition.” Some of its competitors and potential competitors have greater product development capabilities and financial, scientific, marketing, and human resources than we do. Other companies have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired effect than products we are developing. Alternative products may be developed that are more effective, more efficient, and are less costly than our products. Competitors may succeed in developing products earlier than the Operating Entity, or developing products that are more effective than the Operating Entity’s products. Over time, the Operating Entity’s technology or products may become obsolete or uncompetitive, which may adversely impact both our Operating Entity and our business, financial condition, and results of operations.

The Operating Entity’s research and development, acquisitions, and licensing efforts may fail to generate new products.

Our future success depends on both the existing product portfolio and the pipeline of new products, including new products that the Operating Entity may develop and products that it is able to obtain through licenses or acquisitions. The Operating Entity commits substantial effort, funds, and other resources to research and development, both through its own dedicated resources and through collaborations with third parties.

The Operating Entity may be unable to determine with accuracy when or whether any of its products now under development will be launched, or it may be unable to develop, license, or otherwise acquire product candidates or products. In addition, it cannot predict whether any products, once launched, will be commercially successful or will achieve sales and revenue that are consistent with its expectations. Furthermore, the timing and cost of its research and development may increase, making the research and development less predictable.

If the Operating Entity’s research and development, acquisition, and licensing efforts fail to generate new products, both the Operating Entity’s and our business, results of operations, and financial condition will be materially adversely affected.

Manufacturing problems may cause product launch delays, inventory shortages, recalls or unanticipated costs.

Minor deviations in the manufacturing processes could result in delays, inventory shortages, unanticipated costs, product recalls, product liability and/or regulatory action. In addition, a number of factors could cause production interruptions, including:

●	the failure of the Operating Entity or any of its vendors or suppliers to comply with applicable regulations and quality assurance guidelines;

●	construction delays;

●	equipment malfunctions;

●	shortages of materials;

●	labor problems;

●	natural disasters;

●	power outages;

●	terrorist activities;

●	changes in production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations; and

●	the outbreak of any highly contagious diseases near the production sites.

These interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or issues with the Operating Entity’s agreements under which it supplies third parties, which may adversely affect both the Operating Entity’s and our operating results and financial condition.

The Operating Entity may fail to detect or cure defects of its products.

Despite the quality control management system, the Operating Entity cannot eliminate the risks of errors, defects, or failures. The Operating Entity may fail to detect or cure defects as a result of a number of factors, many of which are outside of its control, including:

●	technical or mechanical malfunctions in the production process;

●	human error or malfeasance by quality control personnel;

●	tampering by third parties; and

●	defective raw materials or equipment.

Failure to detect quality defects in the products could result in customer dissatisfaction, or other problems that could harm the Operating Entity’s reputation and business, expose it to liability, and adversely affect its revenue and profitability. Relevant PRC laws and regulations were formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, protect consumers and maintain social and economic order. Products offered for sale in China must meet the relevant quality and safety standards. Violations of state or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension, or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products. As a result, it could materially adversely affect both the Operating Entity’s and our operating results and financial condition.

If the Operating Entity fails to successfully develop and commercialize new industrial manipulator arms in a timely manner, the operating results may be materially adversely affected.

Industrial manipulator arm is a new and emerging market with rapid technological advances and evolving standards. Our future growth depends on whether the Operating Entity can continue to develop and introduce industrial manipulator arms in a timely manner. The Operating Entity’s capability to introduce new or enhanced products is in turn affected by a number of factors, including efficient product manufacturing logistics, reliable distribution channels and, more importantly, research and development capabilities that bring cutting-edge technologies to the market.

If the Operating Entity is unable to commercialize new products, its competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new products can be complex and costly. The complexity could create delays or materially impact the benefits we expect to achieve at all. In addition, our business may be adversely affected if there is a delay in market acceptance of new products and or the Operating Entity does not timely optimize complementary product lines.

The Operating Entity has a limited operating history, which makes it difficult to evaluate our future prospects.

The Operating Entity was established in 2016. As the Operating Entity only has a limited history of operating its business at its current scale, it is difficult to evaluate the future prospects, including our ability to plan for our future growth. The Operating Entity’s limited operating experience, uncertainty concerning how the industrial manipulator arms industry may develop, and other economic factors beyond our control, may reduce our ability to accurately forecast demand for the Operating Entity’s products and accordingly, our quarterly or annual revenues. As such, any predictions about our future revenues and expenses may not be as accurate as they would be if the Operating Entity had a longer operating history or operated in a more developed and predictable market.

If the Operating Entity is unable to retain existing customers or attract new ones, or to attract sufficient spending from its customers, our business, results of operations and financial condition could be materially and adversely affected.

In order to increase our revenue and maintain our growth, the Operating Entity must retain existing customers and attract new ones, and encourage their usage of the Operating Entity’s products. As is common in the industry, the Operating Entity does not have long-term agreements with its customers. A substantial portion of our revenue comes from agreements that are on a project-by-project basis. Revenue from these agreements is not recurrent in nature, which exposes us to the risks of uncertainty and potential volatility with respect to our revenue. Our success depends in large part on the Operating Entity’s ability to continue to offer high-quality products in a cost-effective manner. To this end, the Operating Entity must continue to expand its product offerings and keep abreast of user preferences and market trends. Customers may cease their usage of the Operating Entity’s products or may only be willing to purchase its products at reduced prices if the Operating Entity does not deliver products in an effective manner, or if they do not believe that their spending will generate a competitive return or effect as compared to alternative suppliers, which will adversely affect our business. The Operating Entity’s ability to retain existing customers and attract new ones also depends on the following factors, some of which are out of the Operating Entity’s or our control:

●	our brand recognition and market presence;

●	the competitiveness of the Operating Entity’s pricing and payment terms for its customers, which may, in turn, be constrained by our capital and financial resources;

●	the market acceptance of new products and functionalities the Operating Entity may introduce;

●	mergers, acquisitions or other consolidation among market players; and

●	the effects of domestic and global economic conditions.

If the Operating Entity is unable to retain its existing customers and attracting new customers due to any of the foregoing factors, our business will be adversely affected. Further, if the Operating Entity’s existing customers decrease or cease their usage of the Operating Entity’s products, the Operating Entity may be unable to acquire new customers that spend similarly or even more for its products, and our ability to maintain and/or grow our revenue may be materially and adversely affected.

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

We have grown rapidly over the last few years. Our revenue increased from $12,610,873 in the fiscal year ended December 31, 2023 to $15,796,983 in the fiscal year ended December 31, 2024, with a growth rate of 25.26%, and our revenue increased from $6,652,308 in the fiscal year ended December 31, 2022 to $12,610,873 in the fiscal year ended December 31, 2023, with a growth rate of 89.57%. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow or become negative, and revenue may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies, or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

The expected impact of COVID-19 on our future results of operations and financial results remains uncertain.

The World Health Organization declared the COVID-19 a pandemic on March 11, 2020. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures to try to contain the spread of COVID-19. Businesses in China, including us, had to scale back or suspended operations in late 2019 to early 2020, when the pandemic was at its peak.

Our customers are concentrated in the southeastern region of China, such as Fujian province, Guangdong Province, Zhejiang Province, and Jiangsu Province, which areas had shorter periods of lockdown and were less affected by the pandemic. As a result, although we were unable to expand our business to other regions due to the outbreaks of the virus nationwide, our revenue still increased slightly during fiscal year 2022. In addition, our revenue increased by $3,186,110, or 25.26%, for the fiscal year ended December 31, 2024, and $5,958,565, or 89.57%, for the fiscal year ended December 31, 2023.

In early December 2022, the Chinese government announced a nationwide relaxation of its zero-COVID policy, leading to a surge in infections following the easing of restrictions. Although the spread of the COVID-19 appears to be under control as of the date of this annual report, the future ramifications remain highly uncertain and unpredictable, and the Company’s operations may have to scale back again in the future. If this pandemic persists, global commercial activities may face additional constraints, including reduced consumer spending, disruptions in business operation, interruption of supply chains, travel complexities, and workforce reduction. As such, the potential influence of the COVID-19 pandemic on the Company’s operations and financial outcomes over the long term will be contingent upon its ongoing evolution in China and worldwide, which the Company cannot predict with a reasonable degree of certainty.

The Operating Entity’s business requires a number of permits and licenses. We cannot assure you that the Operating Entity can maintain all required licenses, permits and certifications to carry on its business at all times.

Before the Operating Entity’s products can be profitable, they must be produced in commercial quantities in a cost-effective manufacturing process that complies with regulatory requirements, such as production and quality control regulations. If the Operating Entity cannot arrange for or maintain commercial-scale manufacturing on acceptable terms, or if there are delays or difficulties in the manufacturing process, the Operating Entity may not be able to obtain regulatory approval or meet demand for its products.

The Operating Entity has obtained the requisite business license for the operation of an industrial robotics enterprise and the manufacturing of industrial manipulator arms in the PRC. However, we cannot assure you that the Operating Entity can maintain all the other required licenses, permits and certifications to carry on its business at all times. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. The Operating Entity intends to apply for the renewal of these licenses, permits and certifications when required by then applicable laws and regulations. Any failure by the Operating Entity to obtain and maintain all licenses, permits and certifications necessary to carry on its business at any time could have a material adverse effect on its business, financial condition, and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt the Operating Entity’s business and prevent it from continuing to carry on its business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess the Operating Entity’s business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of its business, may also decrease its revenue and/or increase its costs and materially reduce its profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring the Operating Entity to obtain any additional licenses, permits or certifications that were previously not required to operate its existing businesses, we cannot assure you that the Operating Entity will successfully obtain such licenses, permits or certifications.

If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.

Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management, research and development, marketing, and sales personnel. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. We may lose key personnel to other high technology companies, and many larger companies with significantly greater resources than us may aggressively recruit key personnel. As part of our strategy to attract and retain key personnel, we may offer equity compensation through grants of share options, restricted share awards or restricted share units. Potential employees, however, may not perceive our equity incentives as attractive enough. In addition, due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

The Operating Entity sources its raw materials used for manufacturing from a limited number of suppliers. If the Operating Entity loses one or more of the suppliers, its operation may be disrupted, and both the Operating Entity’s and our results of operations may be adversely and materially impacted.

For the fiscal year ended December 31, 2024, three of the Operating Entity’s suppliers accounted for 24.45%, 18.40%, and 11.61% of the total purchases, respectively. For the fiscal year ended December 31, 2023, three of the Operating Entity’s suppliers accounted for 16.46%, 12.63%, and 10.25% of the total purchases, respectively. For the fiscal year ended December 31, 2022, three of the Operating Entity’s suppliers accounted for 20.35%, 19.71%, and 14.25% of the total purchases, respectively. If we lose suppliers and is unable to swiftly engage new suppliers, the Operating Entity’s operations may be disrupted or suspended, and it may not be able to deliver products to its customers on time. The Operating Entity may also have to pay a higher price to source from a different supplier on short notice. While the Operating Entity is actively searching for and negotiating with new suppliers, there is no guarantee that it will be able to locate appropriate new suppliers or supplier merger targets in its desired timeline. As such, the Operating Entity’s and our results of operations may be adversely and materially impacted.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

Maintaining and enhancing our brand is critical to expanding our base of customers. Our ability to maintain and enhance our brand depends largely on our ability to maintain customer confidence in the Operating Entity’s product quality and service offerings, including by providing after-sales services and technical guidance to customers. If customers do not have a satisfactory experience with the products or services, our customers may seek out alternatives from our competitors and may not return to us in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to product quality, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our customer base and result in decreased total revenue which could adversely affect our business, financial condition and results of operations. Customer complaints or negative publicity about the Operating Entity’s marketplace, products, delivery times, company practices, employees, customer data handling and security practices or customer support, especially on social media websites, could rapidly and severely diminish our customers’ confidence in us and result in harm to our brands.

If the Operating Entity cannot successfully protect its intellectual property and exclusive rights, our brand and business would suffer.

The Operating Entity relies on a combination of trademark, copyright, domain name and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect its intellectual property rights and other exclusive rights. The Operating Entity also enters into agreements containing confidentiality obligations with its employees who may access its proprietary technology and information, and the Operating Entity rigorously controls access to its proprietary technology and information.

Nevertheless, we cannot guarantee that the Operating Entity can successfully protect its intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by its counterparties. For example, there could be other competitors imitating or copying the Operating Entity’s self-developed products without the Operating Entity’s prior consent, which may harm its reputation and operations. Furthermore, a third-party may take advantage of the “first-to-file” trademark registration system in China to register the Operating Entity’s brands in bad faith, which will cause the Operating Entity to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to the Operating Entity for any such breach. Accordingly, the Operating Entity may not be able to effectively protect its intellectual property rights and exclusive rights or to enforce its contractual rights in China or elsewhere. Moreover, although the Operating Entity sells its products outside of the PRC, it does not have any intellectual property protection in those foreign countries. Failure to protect its intellectual properties in these countries could have a material adverse effect on both our and the Operating Entity’s business, financial condition and results of operations.

In addition, policing any unauthorized use of the Operating Entity’s intellectual property and exclusive rights is difficult, time-consuming and costly. The precautionary steps the Operating Entity has taken for protecting our rights may be inadequate. In the event that the Operating Entity resorts to litigation to enforce its intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of the Operating Entity’s managerial and financial resources. We can provide no assurance that the Operating Entity will prevail in such litigation or that the Operating Entity would be able to halt any unauthorized use of its intellectual property and exclusive rights. In addition, the Operating Entity’s trade secrets may be leaked to, or be independently discovered by, its competitors. Any failure in protecting or enforcing the Operating Entity’s intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

The Operating Entity may not be able to adequately protect and maintain its intellectual property.

Our success will depend on the Operating Entity’s ability to continue to develop and market its products. The Operating Entity has been granted 64 patents in mainland China relating to its products. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to the PRC subsidiaries. On December 30, 2022, the chairman of the board of directors of the Operating Entity, Wenzao Huang, insured 28 patents for the Operating Entity, through People’s Insurance Company of China, with a premium payment of RMB1,900. The insurance period spans from December 31, 2022 to December 30, 2023. On May 11, 2024, Wenzao Huang renewed the insurance with an additional premium payment of RMB1,900, extending the coverage period from May 12, 2024, to May 11, 2025. Should any patent experience infringement within this period, a 5% deductible applies to each patent. Additionally, for any legal actions taken by the Operating Entity due to such infringements, People’s Insurance Company of China will indemnify at a rate of RMB5,700 per infringed patent. Please see “Item 4. Information on the Company — B. Business Overview — Intellectual Property.” There is no assurance that this insurance may be sufficient to cover all damages, legal fees, and other costs associated with an infringement claim. If the costs related to an infringement exceed the policy limits, the Operating Entity would be responsible for the additional amounts, which could have a significant adverse impact on both its and our financial condition. Moreover, even if the Operating Entity makes a successful claim under the insurance, the premiums may increase upon renewal, or the coverage might be reduced or become unavailable. Such changes could leave the Operating Entity more exposed to future risks or increase its operating costs, which may have a material adverse effect on the Operating Entity’s and our business, financial condition and results of operations.

Also, litigation may be necessary to enforce its intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be favorable and any success in litigation may not be able to adequately protect its rights. Such litigation may be costly and divert management attention away from the Operating Entity’s business. An adverse determination in any such litigation would impair its intellectual property rights and may harm its business, prospects and reputation, as well as the business and prospects of the Company. Enforcement of judgments in China is uncertain and even if the Operating Entity is successful in such litigation, it may not provide the Operating Entity with an effective remedy.

The Operating Entity may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties.

We cannot assure you that the Operating Entity’s product design, offerings, or technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. For example, the design of third-party products and the Operating Entity’s products may be similar and result in intellectual property disputes. Nor can we assure you that the Operating Entity’s use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against the Operating Entity, the Operating Entity may be forced to divert management’s time and other resources from its business and operations to defend against these claims. The Operating Entity may also be prohibited from using such intellectual property or relevant content. As a result, the Operating Entity may incur licensing or usage fees, develop alternatives of its own, or even need to pay damages, legal fees and other costs. Even if such assertions against the Operating Entity are unsuccessful, they may cause the Operating Entity to lose existing and future business and incur reputational harm and substantial legal fees. As a result, our reputation may be harmed, and our business and financial performance may be materially and adversely affected.

We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, the quality of our services, and other dissatisfaction. We might also be involved in governmental investigations for content posted on our websites or other aspects of the Operating Entity’s business operations in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the right to offer some of the Operating Entity’s products and services or be required to make changes to the content offerings or business model.

As a result, the scope of the content, product and service offerings could be reduced, which could adversely affect the Operating Entity’s ability to attract new customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There are substantial uncertainties regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We intend to facilitate overseas business development. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside of the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure you that our policies and procedures will protect us from all potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents, anticipated cash raised prior to this annual report, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We may, however, require additional cash resources due to changed business conditions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict the Operating Entity’s operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

The Operating Entity has no business liability or disruption insurance, which could expose it to significant costs and business disruption, and it may incur liabilities that are not covered by insurance.

While the Operating Entity seeks to maintain appropriate levels of insurance, not all claims are insurable, and it may experience major incidents of a nature that are not covered by insurance. The Operating Entity provides social security insurance, including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for its employees. The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. The Operating Entity does not carry any key-man life insurance, product liability, professional liability or business liability insurance. Even if it purchases these kinds of insurance, the insurance may not fully protect it from the financial impact of defending against professional liability claims. The Operating Entity has not purchased any property insurance or business interruption insurance. It has determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. The Operating Entity considers its insurance coverage to be sufficient for its business operations in China. If it were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, the Operating Entity’s results of operations could be materially and adversely affected. The Operating Entity could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect both our and the Operating Entity’s results of operations and financial condition. In addition, the Operating Entity’s insurance costs may increase over time in response to any negative development in its claims history or due to material price increases in the insurance market in general.

The Operating Entity may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses.

The Operating Entity may pursue acquisitions, technology licensing arrangements, strategic alliances, or divestitures of some of its businesses as part of the business strategy. The Operating Entity may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, it may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realizing the expected benefits. Even if it is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. It may be unable to integrate acquisitions successfully into its existing business, and it may be unable to achieve expected gross margin improvements or efficiencies. It also could incur or assume significant debt and unknown or contingent liabilities. Its reported results of operations could be negatively affected by acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. It may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licenses or other alliances, including claims from terminated employees, customers or third parties, and it may be liable for future or existing litigation and claims related to the acquired business, disposition, license or other alliance because either it is not indemnified for such claims or the indemnification is insufficient. These effects could cause it to incur significant expenses and could materially adversely affect both its and our operating results and financial condition.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the Operating Entity to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the PRC subsidiaries’ employees up to a maximum amount specified by the local government from time to time at locations where the PRC subsidiaries operate their businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. The Operating Entity may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, which may adversely affect the Operating Entity’s and our financial condition and results of operations.

As of the date of this annual report, (i) the Operating Entity has completed the social insurance registration and the housing fund registration; (ii) the Operating Entity did not make contributions in the full amount for the social insurance fund and the housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the Operating Entity did not make contributions in the housing fund for some employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because we did not pay the social insurance premiums in full for all employees, premium collection agencies may order us to pay or make up the arrears and may impose an overdue fine. We may be further fined if we fail to pay such overdue fines. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered to do so with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing accumulation fund deposit registration or do not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB10,000 (approximately $1,300) and not more than RMB50,000 (approximately $6,800). We cannot assure you that our employees will not complain to the relevant authorities regarding the basis of how we had made the contribution for them, which may in turn result in the relevant authorities ordering us to make supplemental contributions and/or imposing late fees or fines on us, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Although the Operating Entity has not received any order or notice from the local authorities, nor has it received any claims or complaints from its current and former employees regarding such non-compliance, we cannot assure you that the Operating Entity will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there will not be any employee complaints regarding social insurance payments or housing provident fund contributions against the Operating Entity, or that the Operating Entity will not receive any claims in respect of social insurance payments or housing provident fund contributions under the PRC laws and regulations. In addition, the Operating Entity may incur additional costs to comply with such laws and regulations by the PRC government or relevant local authorities. Any such development could materially and adversely affect the Operating Entity’s and our business, financial condition and results of operations.

A significant portion of the total revenue of the Operating Entity is derived from a few major customers. A loss of business from any of these major customers may have a significant negative impact on the Operating Entity’s business and financial performance.

We derive a significant portion of our revenues from a few major customers. For the fiscal year ended December 31, 2024, two customers accounted for 41.97% and 10.54% of the Operating Entity’s total revenue, respectively. For the fiscal year ended December 31, 2023, one customer accounted for 22.68% of the Operating Entity’s total revenue. For the fiscal year ended December 31, 2022, no customer accounted for more than 10% of the Operating Entity’s total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. If any of these customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for the Operating Entity’s products may be reduced. Therefore, the Operating Entity could be pressured to reduce its prices or such customers could decrease the quantity of products they purchase, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any one of the largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations, and financial condition.

We may be required to raise additional capital to fund the projects to be funded with the net proceeds of the IPO. Any failure of such additional fundraising may adversely affect the Operating Entity’s daily operations and may cause us to delay, curtail or abandon such projects.

We may be required to raise additional funding for the anticipated projects proposed to be funded with the net proceeds of the IPO, namely, the 5G digital intelligent equipment production base, the local marketing and service offices, and investment in the advancement of industrial robot and automation application technology research and development. We currently intend to finance the balance of the foregoing project costs from the Operating Entity’s working capital, bank loans, or some combination thereof. Our ability to fully fund such projects will depend upon the ability of the Operating Entity to generate sufficient cash flow from operations and raise capital from third parties. There is no assurance that cash flow from operations will be generated in sufficient amounts, or that we will be able to obtain sufficient financing on adequate terms, or at all, which could cause us to delay, curtail or abandon certain projects. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect the Operating Entity’s daily operations.

Furthermore, our ability to raise sufficient additional capital could be affected by various factors, including prevailing market and economic conditions. The terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. Notwithstanding the foregoing, our management has significant flexibility and discretion to apply the net proceeds of the IPO.

Risks Relating to our Ordinary Shares and the Trading Market

The public shareholders hold a minority interest in our Company and our directors, officers and other holders of 5% or more of our Ordinary Shares continue to have significant influence over us.

As of the date of this annual report, our directors, officers and holders of 5% or more of our Ordinary Shares collectively hold approximately 86.21% of our issued and outstanding Ordinary Shares and as a result are able to exert significant influence over the management and affairs of the Company and most matters requiring shareholder approval following the IPO. Our public shareholders collectively hold 13.79% of our issued and outstanding Ordinary Shares and are not able to control matters that require shareholder approval.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management identified certain material weaknesses and control deficiencies in its assessment of our internal control over financial reporting. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

To address the material weaknesses and control deficiencies identified, we took the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company in the United States subject to the Sarbanes-Oxley Act of 2002, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report after becoming a public company. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We incur substantial increased costs as a public company.

We incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of the IPO, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 14,500,000 Ordinary Shares are issued and outstanding as of the date of this annual report and 2,000,000 are freely tradable. The remaining Ordinary Shares are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends in the foreseeable future.

As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	absence of research or reports about the Operating Entity’s business published by securities or industry analysts, or negative report regarding our Ordinary Shares published by them;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the IPO and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We used approximately 33% of the funds raised from the IPO for the construction of our 5G digital intelligent equipment production base, approximately 25% of the funds raised from the IPO for the establishment of 24 local marketing and service offices within the PRC, approximately 17% of the funds raised from the IPO for the construction of an industrial robot and automation application technology research and development center project, and approximately 25% of the funds raised from the IPO for working capital. Our management has significant discretion as to the use of the net proceeds to us from the IPO and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. While we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally persuasive but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Subject to the foregoing, our directors have discretion under our amended and restated memorandum and articles of association that are currently effective to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders to requisite a general meeting of our shareholders, the requisition must be in writing and given by one or more shareholders who together hold at least 10% of the rights to vote at such general meeting, in which case our directors are obliged to call such meeting. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of (i) if the Company has only one member, that member; or (ii) if the Company has more than one member, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a PFIC for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We believe we are not a PFIC for the current year.  We will continue to make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “United States Federal Income Taxation — Passive Foreign Investment Company (PFIC) Consequences.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

INLIF Cayman was incorporated on January 4, 2023, as an exempted company with limited liability in the Cayman Islands. On January 30, 2023, Yunfei BVI was incorporated in the British Virgin Islands as a business company with limited liability and a wholly owned subsidiary of INLIF Cayman. On March 8, 2023, Juli HK was incorporated in Hong Kong as a limited company and a wholly-owned subsidiary of Yunfei BVI. On April 21, 2023, Fujian INLIF was incorporated in the PRC as a PRC limited liability company and a wholly-owned subsidiary of Juli HK. Ewatt is a PRC limited liability company established on September 28, 2016, 94% of the equity interests of which is owned by Fujian INLIF after the First Reorganization and the Second Reorganization (each as defined below). Fanqi HK, a Hong Kong limited company incorporated on December 30, 2022 owns 6% of the equity interests in Ewatt and became a wholly-owned subsidiary of Yunfei BVI after the First Reorganization and the Second Reorganization.

On September 28, 2016, Mr. Wenzao Huang and Mr. Yunjun Huang jointly established our PRC Operating Entity, Ewatt, with Mr. Wenzao Huang holding 60% and Mr. Yunjun Huang holding 40% of the equity interests in Ewatt. respectively.

On April 28, 2018, Ewatt adopted a shareholder resolution to increase its authorized share capital from $296,881 (RMB1.88 million) to $7,895,776 (RMB50 million), as a result of which Mr. Wenzao Huang owns 70% of the equity interests in Ewatt and Mr. Yunjun Huang owns 30% of the equity interests in Ewatt.

On November 4, 2019, Ewatt adopted a shareholder resolution to include a new shareholder, Mr. Xiaolong Chen. Mr. Wenzao Huang transferred 30% of his equity interests in Ewatt to Mr. Xiaolong Chen, pursuant to a share transfer agreement between Mr. Wenzao Huang and Mr. Xiaolong Chen dated November 4, 2019, for the consideration of $2,133,713 (RMB15 million). Mr. Yunjun Huang transferred 10% of his equity interests in Ewatt to Mr. Xiaolong Chen, pursuant to a share transfer agreement between Mr. Yunjun Huang and Mr. Xiaolong Chen dated November 4, 2019, for the consideration of $711,238 (RMB5 million). As a result, Mr. Wenzao Huang, Mr. Xiaolong Chen and Mr. Yunjun Huang each held 40%, 40% and 20% of the equity interests in Ewatt, respectively.

On January 4, 2023, INLIF Cayman was incorporated and on the same day we issued one ordinary share of par value HKD0.01 each (“HKD-Denominated Ordinary Share”) to Mapcal Limited.

On January 31, 2023, Mr. Wenzao Huang and Mr. Xiaolong Chen, respectively, transferred 3.125% and 8.625% of their equity interests in Ewatt to Mr. Jinliang Xu for the consideration of $232,519 (RMB1,570,433) and $641,752 (RMB4,334,395), respectively. Mr. Jinliang Xu has paid the aforementioned consideration as of the date of this annual report. On January 31, 2023, Mr. Yunjun Huang transferred 1% of his equity interest in Ewatt to Fanqi HK for the consideration of $74,406 (RMB502,539). Fanqi HK has paid the aforementioned consideration as of the date of this annual report.

Therefore, prior to the First Reorganization (as defined below), 36.875% of the equity interests in Ewatt was owned by Mr. Wenzao Huang; 31.375% of the equity interests in Ewatt was owned by Mr. Xiaolong Chen; 19% of the equity interests in Ewatt was owned by Mr. Yunjun Huang; and 11.75% of the equity interests in Ewatt was owned by Mr. Jinliang Xu (Wenzao Huang, Xiaolong Chen, Yunjun Huang, and Jinliang Xu (collectively, the “Former Shareholders”). The remaining 1% of the equity interest in Ewatt was owned by Fanqi HK.

On February 14, 2023, the Company issued (i) 36,874 HKD-Denominated Ordinary Shares to LIANKEN ENTERPRISE LIMITED (100% beneficial owned by Wenzao Huang) (“LIANKEN”); (ii) 31,375 HKD-Denominated Ordinary Shares to TIANHUA ENTERPRISE LIMITED (100% beneficial owned by Xiaolong Chen) (“TIANHUA”); (iii) 19,000 HKD-Denominated Ordinary Shares to XINGCAN ENTERPRISE LIMITED, (100% beneficial owned by Yunjun Huang) (“XINGCAN”); and (iv) 11,750 HKD-Denominated Ordinary Shares to WEIBO ENTERPRISE LIMITED (100% beneficial owned by Jinliang Xu) (“WEIBO”).

On February 14, 2023, Mapcal Limited transferred the one HKD-Denominated Ordinary Share held by it to LIANKEN.

On May 25, 2023, Fujian INLIF acquired 99% of the equity interests in Ewatt from the Former Shareholders pursuant to several share transfer agreements dated the same date, between Fujian INLIF and each of the Former Shareholders. Fanqi HK continued to own the 1% of the equity interest in Ewatt (the “First Reorganization”).

On June 16, 2023, Fanqi HK further acquired 5% of the equity interests in Ewatt from Fujian INLIF pursuant to that certain share transfer agreement between Fujian INLIF and Fanqi HK, with a consideration of $352,659. The consideration was fully paid by Fanqi HK to Fujian INLIF on July 26, 2023. Fanqi HK’s acquisition on June 16, 2023 increased its total equity interest in Ewatt to 6%.

On August 29, 2023, Kerui Enterprise Limited (“Kerui,” and together with LIANKEN, TIANHUA, XINGCAN, and WEIBO, “Cayman INLIF Shareholders”), the then-parent company of Fanqi HK, entered into a share swap agreement with Yunfei BVI and INLIF Cayman, where Kerui transferred 100% of the equity interests in Fanqi HK to Yunfei BVI in exchange for 18,000 HKD-Denominated Ordinary Shares of INLIF Cayman. (the “Second Reorganization”). After the Second Reorganization, Fanqi HK became a wholly-owned subsidiary of Yunfei BVI, and Yunfei BVI, through Fanqi HK, indirectly holds a 6% equity interest in Ewatt.

As a result of the First Reorganization and the Second Reorganization, INLIF Cayman became the ultimate holding company of our Operating Entity, Ewatt.

On September 11, 2023, INLIF Cayman passed the shareholder resolutions and board resolutions to effect the redenomination of the Company’s authorized share capital, converting the currency from HK dollars to U.S. dollars, as well as increasing its authorized share capital to USD50,000 divided into 5,000,000 Ordinary Shares with a par value of USD0.01 per share.

On September 11, 2023, the Company issued the current Ordinary Shares of the Company, the USD-denominated ordinary shares at par value $0.01 per share, to the Cayman INLIF Shareholders, and then repurchased the HKD-Denominated Ordinary Shares from the Cayman INLIF Shareholders using the proceeds of the share issuance as follows:

Name of Shareholder	Number of USD Ordinary Shares Issued	Subscription Price		Number of HKD- Denominated Ordinary Shares Repurchased	Repurchase Price
LIANKEN ENTERPRISE LIMITED	105,039	USD	1,050.39	105,039	USD	1,050.39
TIANHUA ENTERPRISE LIMITED	89,370	USD	893.70	89,370	USD	893.70
XINGCAN ENTERPRISE LIMITED	54,120	USD	541.20	54,120	USD	541.20
WEIBO ENTERPRISE LIMITED	33,471	USD	334.71	33,471	USD	334.71
Kerui Enterprise Limited	18,000	USD	180.00	18,000	USD	180.00
Total:	300,000	USD	3,000.00	300,000	USD	3,000.00

On April 10, 2024, INLIF Cayman passed the shareholder resolutions and board resolutions to change its share capital from USD50,000 divided into 5,000,000 Ordinary Shares of par value USD0.01 each, among which 300,000 Ordinary Shares of par value USD0.01 each are issued, to USD50,000 divided into 500,000,000 Ordinary Shares of par value USD0.0001 each, among which 12,500,000 Ordinary Shares of par value USD0.0001 each are issued. To change the Company’s share capital, each shareholder surrendered, and the Company accepted the surrender of such number of Ordinary Shares as set forth next to the name of each shareholder in the table below:

Name of Surrendering Shareholder	No. of Shares immediately before Shares Sub-division	No. of Shares immediately after Shares Sub-division	No. of Surrendered Share	No. of Shares after Share Sub-division and Surrender
LIANKEN ENTERPRISE LIMITED	105,039	10,503,900	6,127,275	4,376,625
TIANHUA ENTERPRISE LIMITED	89,370	8,937,000	5,213,250	3,723,750
XINGCAN ENTERPRISE LIMITED	54,120	5,412,000	3,157,000	2,255,000
WEIBO ENTERPRISE LIMITED	33,471	3,347,100	1,952,475	1,394,625
Kerui Enterprise Limited	18,000	1,800,000	1,050,000	750,000
Total:	300,000	30,000,000	17,500,000	12,500,000

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Represents 4,376,625 Ordinary Shares indirectly held by Wenzao Huang, our chairman of the board of directors, the 100% beneficial owner of LIANKEN ENTERPRISE LIMITED, as of the date of this annual report.
(2)	Represents 3,723,750 Ordinary Shares indirectly held by Xiaolong Chen, the 100% beneficial owner of TIANHUA ENTERPRISE LIMITED, as of the date of this annual report.
(3)	Represents 2,255,000 Ordinary Shares indirectly held by Yunjun Huang, our director, the 100% beneficial owner of XINGCAN ENTERPRISE LIMITED, as of the date of this annual report.
(4)	Represents 1,394,625 Ordinary Shares indirectly held by Jinliang Xu, the 100% beneficial owner of WEIBO ENTERPRISE LIMITED, as of the date of this annual report.
(5)	Represents an aggregate of 750,000 Ordinary Shares held by Lihui Xu, the 100% beneficial owner of Kerui Enterprise Limited, as of the date of this annual report.
*	We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. Investors are purchasing shares from us that are issued by INLIF Cayman instead of the PRC Operating Entity.

Corporate Information

Our principal executive offices are located at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China and our phone number is +86 15375760760. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the phone number of our registered office is +852 252 9333. We maintain a corporate website at www.yiwate88.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B. Business Overview

Our Mission

The Operating Entity’s mission is to become a world-leading manufacturer of industrial manipulator arms, and it is committed to providing professional, reliable, and dexterous manipulator arms to the world.

Overview

The Operating Entity, established in September 2016, is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms.

The Operating Entity produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, which are developed by the Operating Entity. The products are equipped with high-precision linear guide rails for guiding operation, giving them precise positioning, high movement speed, and stable operation. They can be used in linear, planar, and three-dimensional workpiece handling, detection positioning, automatic assembly, and other processes, demonstrating significant value in replacing manual labor, improving production efficiency, and stabilizing product quality. These products were sold to 135, 117, and 101 customers for the fiscal years ended December 31, 2024, 2023, and 2022, respectively.

The Operating Entity generates its revenue from the following sources: (i) sales of injection molding machine-dedicated manipulator arms under its own brand iNLIF (因立夫), and the provision of installation and warranty services for the manipulator arms sold; (ii) sales of injection molding machine-dedicated manipulator arms accessories, including conveyor belts, welded bases, and reducer mounting plates; (iii) sales of raw materials and scraps of injection molding machine-dedicated manipulator arms; and (iv) the provision of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors.

For the fiscal years ended December 31, 2024, 2023, and 2022, we had total revenue of $15,796,983, $12,610,873, and $6,652,308, and net income of $1,627,977, $1,352,511, and $537,555, respectively.

Competitive Strengths

●	Strong research and development capability. As of the date of this annual report, the Operating Entity owns three computer software copyrights, 32 utility model patents, and two design patents, enabling the Operating Entity to provide innovative and accommodative products tailored to the market demands. To facilitate its R&D, the Operating Entity has also maintained collaborative relationships with two colleges in the PRC since 2022, i.e. Min’nan Science and Technology College and Min’nan University of Science and Technology. According to the collaboration agreements, teachers and staff from the colleges are invited to participate in the Operating Entity’s R&D projects, the intellectual properties of which will be either owned by the Operating Entity or mutually owned by both parties. See “— Research and Development (“R&D”).”

●	Comprehensive quality control system. The Operating Entity has established a comprehensive quality management system, through which the Operating Entity oversees all production procedures, including raw material inspection, storage, production, product quality examination, packaging, and shipping. The quality control management system has earned the Operating Entity a quality-related manufacturing designation, i.e., International Organization for Standardization (“ISO”) certification. See “— Quality Control.”

●	Experienced management team. The Operating Entity has an experienced management team. For example, one of the founders and the general manager of the Operating Entity, Yunjun Huang, has 10 years of experience in the industries of mechanics and automation, and has led 28 patent development projects since 2016, including 24 utility model patents, two invention patents and two design patents. Rongjun Xu, the deputy general manager of the Operating Entity, has nine years of managerial experience in the industries of plastics and metal hardware. Yanting Chen, the financial manager of the Operating Entity, has been a financial manager since 2011 for several companies in the industries of electronics and automation.

●	A broad range of customer base. As of the date of this annual report, the Operating Entity has provided its products to over 660 customers, among which, 112 have been repeat customers since 2020. Most of the customers are located in Anhui, Fujian, Guangdong, Jiangsu, Jiangxi, and Zhejiang Provinces of the PRC. The Operating Entity’s customers cover multiple industries, such as injection molding, computer, communication, consumer electronics, electrical appliance, automobile, and medical device.

Growth Strategies

●	Enhance production capacity. The Operating Entity plans to invest approximately $5.52 million from the Operating Entity’s working capital, bank loans, and the net proceeds of the IPO, in establishing a 215,000 square foot 5G digital intelligent equipment production base, which is located in Nan’an City, Fujian Province, the PRC. The construction of the production base commenced in January 2025 and is expected to be completed within two years. The Operating Entity plans to use industrial robots and auxiliary equipment with integrated 5G modules to manufacture its products in the production base. At the same time, the Operating Entity intends to integrate vision systems and barcode system devices into the automated production line for data collection. Through the 5G high-speed network, the Operating Entity plans to channel the data to the control center system and manufacturing execution system (“MES”) in real time. After analyzing the production data, the control center system and MES are expected to provide the optimal production solution. Based on this analysis, the Operating Entity aims to transmit new control instructions through the 5G high-speed network, allowing itself to continuously optimize and adjust the production lines to achieve the most optimal production. In addition, the new production base will be equipped with fully automated assembly lines, on which manipulator arms will be manufactured in a continuous flow, with different parts of the manipulator arms being added as they move from workstation to workstation without waiting, thus reducing machine downtime. With the abovementioned features of the new production base, the Operating Entity expects to optimize production efficiency and enhance production capacity, which is expected to increase 300% compared to the Operating Entity’s current production capacity.

●	Increase R&D investment. The Operating Entity plans to invest approximately $4.83 million from the Operating Entity’s working capital, bank loans, and the net proceeds of the IPO, in establishing a 13,000 square foot industrial robot and automation application technology research and development center, which will be located in Nan’an City, Fujian Province, the PRC. The construction of the development center is expected to commence in April 2025 and to be completed within 18 months. Upon the completion of such center, the Operating Entity intends to employ 30 additional R&D personnel and purchase advanced equipment, such as a signal generator, an optical photo scanning system, and a radio frequency communication analyzer, aiming to build a platform that focuses on the R&D of manipulator arms, control systems, and automated integration solutions. The Operating Entity also intends to promote its R&D collaboration with more universities and institutes, by entering into R&D collaboration agreements, which will allow the parties to jointly participate in the R&D of the Operating Entity’s products. With strong R&D capabilities of research institutions and the Operating Entity’s mass production ability, the Operating Entity expects to provide and commercialize advanced injection molding machine-dedicated manipulator arms with high quality and in large quantities.

●	Expand sales network. The Operating Entity intends to gain more market share in its existing geographic markets in southern China and expand its sales network to enter new geographic markets in eastern China and Europe. It also intends to access a broader range of customers by operating online stores via Alibaba.com and Made-in-China.com and expects to organize product launch events and training sessions. In addition, it plans to implement a series of initiatives to attract additional sales personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism. Furthermore, the Operating Entity plans to invest approximately $3.45 million to establish 24 local marketing and service offices across the PRC. These offices will serve as strategic points for promoting the Operating Entity’s products within their respective regions. Additionally, they will facilitate order placement, providing an accessible channel for the Operating Entity’s customers to purchase products.

Our Revenue Model

The Operating Entity generates its revenue from the following sources: (i) sales of injection molding machine-dedicated manipulator arms under its own brand iNLIF (因立夫), and the provision of installation and warranty services for the manipulator arms sold; (ii) sales of injection molding machine-dedicated manipulator arms accessories, including conveyor belts, reducer mounting plates, belt clamps, welded bases, and extraction beams; (iii) sales of raw materials and scraps of injection molding machine-dedicated manipulator arms; and (iv) the provision of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors.

For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity sold 2,912, 2,704, and 1,516 injection molding machine-dedicated manipulator arms, respectively. The revenue derived from the sales of injection molding machine-dedicated manipulator arms and provision of installation and warranty services was $10,328,959, $9,815,219, and $6,181,009, accounting for 65.39%, 77.83%, and 92.92%, respectively, of the total revenue.

For the fiscal years ended December 31, 2024, 2023, and 2022, the revenue derived from the sales of injection molding machine-dedicated manipulator arms accessories was $1,437,989, $998,034, and $137,209, accounting for 9.10%, 7.91%, and 2.06%, respectively, of the total revenue.

For the fiscal years ended December 31, 2024, 2023, and 2022, the revenue derived from the sales of raw materials and scraps of injection molding machine-dedicated manipulator arms was $3,934,593, $1,662,923, and $222,826, accounting for 24.91%, 13.19% and 3.35%, respectively, of the total revenue.

For the fiscal years ended December 31, 2024, 2023, and 2022, the revenue derived from the provisions of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors was $95,442, $134,697 and $111,264, accounting for 0.60%, 1.07%, and 1.67%, respectively, of the total revenue.

The Operating Entity sells manipulator arms, both domestically and internationally. For the fiscal years ended December 31, 2024, 2023, and 2022, the revenue of domestic sales was $15,101,726, $12,298,482, and $6,525,005, accounting for 95.60%, 97.52%, and 98.09%, respectively, of our revenue, and the revenue of international sales was $695,257, $312,391, and $127,303, accounting for 4.40%, 2.48%, and 1.91%, respectively, of our revenue.

Products

The injection molding machine-dedicated manipulator arms developed and produced by the Operating Entity mainly use servo motor drive and employ belts, gears, and rack and pinion for transmission. They are equipped with high-precision linear guide rails for guiding operation, giving the products precise positioning, high movement speed, and stable operation. They can be used in linear, planar, and three-dimensional workpiece handling, detection positioning, automatic assembly, and other processes, demonstrating significant value in replacing manual labor, improving production efficiency, and stabilizing product quality. The Operating Entity’s injection molding machine-dedicated manipulator arms mainly include three series: Transverse and Longitudinal Multi-axis Manipulator Arms, Large Bullhead Multi-axis Manipulator Arms, and Transverse Single and Double-axis Manipulator Arms. The prices of these manipulator arms are between $1,500 and $35,000.

Set forth below is a summary of the three series of manipulator arms.

Transverse and Longitudinal Multi-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Transverse Three-axis Single-arm, Single-section Manipulator Arm	YLFS3-CPI60 YLFS3-CPI80 YLFS3-CPI100 YLFS3-CPI130		Transverse and longitudinal multi-axis manipulator arms are suitable for various types of horizontal injection molding machines ranging from 50 to 3,000 tons, and they are used for the removal of finished products and sprues with high requirements of exterior appearance and precision. The arm types include single-section and double-section. The up and down stroke of the single-section type is 600/800/1000/1300 mm, and the up and down stroke of the double-section type is 800/1000/1300/1500 mm. All axes are driven by high-performance AC servo motors, offering ultra-high-speed removal time.	$2,500 – $13,700
Transverse Three-axis Single-arm, Double-section Manipulator Arm	YLFS3-CPW80 YLFS3-CPW100 YLFS3-CPW130 YLFS3-CPW150			$1,500 – $4,300
Transverse Five-axis Dual-arm, Single-section Manipulator Arm	YLFS5-CPI60 YLFS5-CPI80 YLFS5-CPI100 YLFS5-CPI130			$2,900 – $3,600
Transverse Five-axis Dual-arm, Double-section Manipulator Arm	YLFS5-CPW80 YLFS5-CPW100 YLFS5-CPW130 YLFS5-CPW150

The main structure is designed for high rigidity, which provides a stable structure with little vibration and long durability. Paired with high-precision linear slide rails and belt drive, it offers high speed with low noise, and the positioning accuracy can reach 0.1mm.

It has a microcomputer control system, providing more comprehensive safety protection for operators and injection molding machines.

Limit switches are installed on all axes, and collision prevention devices are installed at all terminal positions in various directions, which can effectively prevent operational loss of control. The combination of software and hardware dual protection functions ensures the safe operation of the injection molding machine and the manipulator arm.

$2,900 – $3,600

Longitudinal Three-axis Single-arm, Double-section Manipulator Arm	YLFS3-CPW80-Z YLFS3-CPW100-Z YLFS3-CPW130-Z YLFS3-CPW150-Z YLFS3-CPW170-Z YLFS3-CPW190-Z	These manipulator arms are suitable for various types of horizontal injection molding machines ranging from 50 to 1000 tons, and they are used for the removal of finished products and sprues with high requirements of exterior appearance and precision. The arm adopts a double-section type, with an up and down stroke of 800/1000/1300/1500/1700/1900 mm. All axes are driven by high-performance AC servo motors, offering ultra-high-speed removal time. The longitudinal manipulator arm is suitable for injection molding workshops with limited area.	$2,900 – $3,600
Longitudinal Five-axis Single-arm, Double-section Manipulator Arm	YLFS5-CPW80-Z YLFS5-CPW100-Z YLFS5-CPW130-Z YLFS5-CPW150-Z		$3,500 – $5,300

Large-scale Bullhead Multi-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Large-Scale Bullhead Single-arm, Double-section Manipulator Arm	YLFS3-NPW130 YLFS3-NPW150 YLFS3-NPW170 YLFS3-NPW190 YLFS3-NPW220 YLFS3-NPW250 YLFS3-NPW300		This type of manipulator arm is suitable for the removal of finished products and sprues from various types of horizontal injection molding machines ranging from 550 to 3000 tons. The arm adopts a double-section type, with an up and down stroke of 1300/1500/1700/1900/2200/2500/3000mm. All axes are driven by high-performance AC servo motors, with gear rack transmission. The guide rails of the walking part have a large spacing in the right-angle step distribution, strong structural rigidity, and increase the load capacity for material removal by more than 30% compared to equivalent models. The arm is connected with the front and rear frames, which can move together during operation, making it suitable for the removal of large car parts and household appliance shells.	$2,850 – $35,000

Transverse Single and Double-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Transverse Single-axis Dual-arm Single-section Manipulator Arm	YLFS1-KBI75 YLFS1-KBI85		Transverse single and double-axis manipulator arms are suitable for the removal of finished products and sprues from 50 to 450 tons horizontal injection molding machines. There are both single-section and double-section arm types. The single-section type has an up and down stroke of 750/850 mm, while the double-section type has an up and down stroke of 750/850/1100 mm. The transverse mechanism is driven by an alternating current (“AC”) servo motor, and the arm uses a two-stage double-speed structure, which is easy to adjust and stable. The manipulator arm is designed with a dual-speed functionality — it quickly descends for picking up items within the mold and gently lowers for placing items outside the mold. The arms can be matched with various types of fixtures for different products to achieve stable and perfect removal actions.	$2,000 – $3,000
Transverse Single-axis Dual-arm Double-section Manipulator Arm	YLFS1-KBW75 YLFS1-KBW85 YLFS1-KBI110			$2,000 – $3,000
Transverse Dual-axis Single-arm Double-section Manipulator Arm	YLFS2-CBW75 YLFS2-CBW85 YLFS2-CBW110			$2,000 – $3,000

For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity sold 2,099, 2,105, and 1,518 transverse and longitudinal multi-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $6,968,029, $6,885,240, and $5,083,802 accounting for 68.88%, 72.11%, and 84.05%, respectively, of the total revenue of the sales of manipulator arms.

For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity sold 702, 564, and 180 large-scale bullhead multi-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $2,890,325, $2,555,619, and $962,250, accounting for 28.57%, 26.77% and 15.91%, respectively, of the total revenue of the sales of manipulator arms.

For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity sold 111, 25, and 4 transverse single and double-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $257,868, $11,527, and $2,278, accounting for 2.55%, 0.12%, and 0.04%, respectively, of the total revenue of the sales of manipulator arms.

Production and Manufacturing

The Operating Entity’s production lines are all located at its facilities in Nan’an City, Fujian Province, the PRC. The Operating Entity produces products and stock inventory of raw materials, components, and finished goods at the facilities according to the market demand, orders received or expected to receive, and its production plan and capacity. The production and sales process are as follows:

The Operating Entity’s production lines run 10 hours per day and 250 days per year. For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity produced 3026, 2,711, and 1,702 manipulator arms and were at about 96.52%, 95.12%, and 66.54% capacity, respectively.

Customers

The Operating Entity sells its products directly to its customers, who are mainly injection molding machine manufacturers and industrial automation companies. The Operating Entity sources its customers through multiple channels, including (i) industry exhibitions/expos, (ii) media advertising, and (iii) referrals from former and existing customers. The Operating Entity sells its products both domestically and internationally. As of the date of this annual report, the Operating Entity exports its products to India, South Korea, and Vietnam only. The Operating Entity intends to sell its products in Europe before 2026. It received the European Union’s CE certification for its 25 models of manipulator arms for an injection molding machine, which allows the Operating Entity to sell these 25 models of manipulator arms in Europe. Please see “— Quality Control.” For the fiscal year ended December 31, 2024, the Operating Entity sold its products to 135 customers, of which 132 were domestic customers and three were international customers. For the fiscal year ended December 31, 2023, the Operating Entity sold its products to 117 customers, of which 115 were domestic customers and 2 were international customers. For the fiscal year ended December 31, 2022, the Operating Entity sold its products to 101 customers, of which 99 were domestic customers and 2 were international customers.

Two customers, Shantou Haisu Machinery Co., Ltd. and Ningbo Suji Machinery Manufacturing Co., Ltd., accounted for 41.97% and 10.54% of the Company’s total revenue for the fiscal year ended December 31, 2024, respectively. One customer, Shantou Haisu Machinery Co., Ltd., accounted for 22.68% of the Company’s total revenue for the fiscal year ended December 31, 2023. No customer accounted for more than 10% of the Company’s total revenue for the fiscal year ended December 31, 2022.

The Operating Entity normally has one-year collaboration agreements with its customers. Within the contract period, each customer sale is typically governed by a brief purchase-order based sales agreement. The key terms of the sales agreements, including the sales agreements with the major customers mentioned above and the Operating Entity’s international customers, include:

●	the product’s name, type, quantity, and price;

●	delivery time, method, and payment terms;

●	breach of contract terms, including remedies, such as return of products (for example, customers are entitled to return the product if the wrong product is delivered or the product does not meet agreed upon quantity or quality standards, resulting from seller’s mistakes);

●	shipping costs, which are typically borne by the seller; and

●	dispute resolutions, including bringing a lawsuit at the local court of Nan’an City, Fujian Province, the PRC, where the Operating Entity is located, if negotiations are unsuccessful.

In these sales agreements, auto-renewal terms and termination terms are not stipulated. Despite the absence of auto-renewal terms in the one-year collaboration agreements with the major customers, we believe we have cultivated stable and mutually beneficial cooperative business relationships with most of our major customers.

The Operating Entity has no offices or subsidiaries in foreign countries and currently has no intention to establish any offices in foreign countries in the future. In the course of dealing with overseas customers, the Operating Entity has maintained stable business relationships; however, such business relationships are not memorialized in any collaboration agreements, but are only provided for in short-form order sheets. In respect of the Operating Entity’s international sales, under “free on board” sales terms, the Operating Entity manages and bears the shipping costs and risks of loss in shipping within the PRC until the products are loaded on board the shipping vessel for international sales. From that point onward, international customers assume responsibility for all shipping and customs charges, as well as the risk of loss outside of China.

The Operating Entity faces an inherent risk of liability claims or complaints from customers. When the products are found to be defective, the Operating Entity is required to recall the products according to usage of trade.

As of the date of this annual report, the Operating Entity is not aware of any warnings, investigations, prosecutions, disputes, claims or other proceedings in respect of the products it manufactures or sells overseas, nor has it been penalized or can foresee any penalties to be made by any overseas jurisdiction with respect to product safety.

Suppliers

The Operating Entity’s suppliers are providers of raw materials and auxiliary materials for the manufacturing of manipulator arms, which materials include linear guides, steel plates, gear reducers, servo motors, and servo accessories. All of the Operating Entity’s suppliers are located in China. The Operating Entity sources its suppliers through multiple channels: (i) industry exhibitions/expos, (ii) professional journals, and (iii) referrals from customers.

For the fiscal years ended December 31, 2024, 2023, and 2022, the Operating Entity had a total of 130, 150, and 56 suppliers, respectively. Although the Operating Entity can utilize any supplier it determines, we believe that it has established stable relationships with its significant suppliers through years of cooperation. There are no minimum purchase requirements with any of the suppliers, including the significant ones below.

Three suppliers, Tianjin Shenghuatai Steel Co., Ltd., Foshan Wenxing Trade Co., Ltd., and Xiamen Chuanrui Machinery Technology Co., Ltd., accounted for 24.45%, 18.40%, and 11.61% of the Operating Entity’s total supplies purchased, respectively, for the fiscal year ended December, 2024. Three suppliers, Mansi (Xiamen) Intelligent Technology Co., LTD, Cangnan County Yongyi New Material Co., LTD, and Fujian Yadeke Intelligent Equipment Co., LTD, accounted for 16.46%, 12.63%, and 10.25% of the Operating Entity’s total supplies purchased, respectively, for the fiscal year ended December 31, 2023. Three suppliers, Xiamen Guangye Bearing Co., Ltd. (“Xiamen Guangye”), Xiamen Chuanrui, and Shenzhen Langyuxin Technology Co., Ltd. (“Shenzhen Langyuxin”), accounted for 20.35%, 19.71%, and 14.25% of the Operating Entity’s total supplies purchased, respectively, for the fiscal year ended December 31, 2022.

Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with the significant suppliers) include:

●	the product’s name, type, quantity, and price;

●	contract period, which is normally one year;

●	delivery time, method, and payment terms. Shipping costs are the responsibility of the supplier;

●	breach of contract terms, including return of products. The Operating Entity is entitled to return the products if the products are materially defective; and

●	dispute resolutions, including bringing a lawsuit at the local court of Nan’an City, Fujian Province, the PRC, where the Operating Entity is located, if negotiations are unsuccessful.

Sales

As of the date of this annual report, the Operating Entity has a sales team of 15 employees. The compensation package for the sales team includes fixed base salaries, bonuses, vacations, and social insurance. The Operating Entity provides its sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel. Key provisions of employment agreements with the sales team members include the contract period (fixed time or indefinite duration), job description, occupational hazard protection, and termination provisions, and the employment agreements comply with the labor laws of the PRC in all material aspects.

Research and Development (“R&D”)

The Operating Entity invests in R&D, aiming to develop new products and improve its existing products to accommodate the market needs. The R&D expenses totaled approximately $1,563,059, $1,362,058, and $504,711 for the fiscal years ended December 31, 2024, 2023, and 2022, respectively. R&D expenses mainly consist of applicable personnel, sample manufacturing, and materials expenses. As of December 31, 2024, the Operating Entity had a total of 29 employees in the R&D department. Below is a list of the most senior employees in the R&D department.

Name	Title	Credential	Years of Experience	Achievements
Jinjiang Su	R&D Engineer	Associate Degree of Applied Electronic Technology	18	Project leader of 33 injection molding machine-dedicated manipulator arm projects, inventor of seven utility models
Hongzhang Cai	R&D Engineer	Associate Degree of Numerical Control	9	Project leader of eight injection molding machine-dedicated manipulator arm projects, inventor of three utility models
Jiancai Wang	Software Engineer	Bachelor of Computer Science, Junior Engineer	12	One of the designers of three computer software
Siyu Jiang	Electrical Engineer	Bachelor of Electrical Automation	7	One of the developers of three patents
Junxin Huang	Technical Engineer	Associate Degree of Automobile Inspection and Maintenance	9	Key person in the team of sample production and inspection, who participates in all major projects of the Operating Entity

To facilitate its R&D, the Operating Entity enters into collaboration agreements with universities. As of the date of this annual report, the Operating Entity entered into two collaboration agreements as discussed below.

The Operating Entity entered into a collaboration agreement with Min’nan University of Science and Technology on March 3, 2023, with a contract period of five years, pursuant to which Min’nan University of Science and Technology agreed to refer its distinguished graduates to the Operating Entity, send its prominent teachers and staff to participate in the Operating Entity’s R&D projects (the intellectual properties resulting from such agreement to be mutually owned by both parties), provide lectures and professional skills training for the Operating Entity’s employees, and provide other services, such as document translation and consultation related to business development, operation, and management. According to the agreement, the Operating Entity agreed to establish centers for internship, training, and R&D on campus, providing equipment and technology for the students to complete their internships or graduation projects. The Operating Entity also agreed to provide the students research topics for graduation projects and dissertations, which topics arise from the difficulties it encountered during its production, and to direct its engineers or project managers to supervise the students for completing their graduation projects or dissertations. As of the date of this annual report, no intellectual property has been produced under this agreement.

The Operating Entity entered into a similar agreement with Min’nan Science and Technology College as well on May 12, 2022, with a contract period of three years, pursuant to which Min’nan Science and Technology College agreed to refer its distinguished graduates to the Operating Entity, and send its prominent teachers and staff to participate in the Operating Entity’s R&D projects (the intellectual properties of which would be owned by the Operating Entity). The Operating Entity agreed to provide lectures regarding business and management to the students, and hire the management of Min’nan Science and Technology College as its business development consultants. As of the date of this annual report, two invention patents have been produced under this agreement.

The Operating Entity expects that the R&D expenses will increase significantly in the future, as it continues to develop new products, enhance its existing products and technologies, and perform activities related to obtaining additional regulatory approval.

As of the date of this annual report, the Operating Entity has 66 registered patents, which consist of 32 invention patents, 32 utility model patents, and two design patents in mainland China. See “— Intellectual Property.” Faced with the ever-changing market demands, it continues to invest in acquiring new patents and technologies that are tailored to the market’s fast-changing requirements.

Quality Control

Quality and safety are always the Operating Entity’s core value. Reliable, safe, and stable product quality is an important driving factor for maintaining market competitiveness. The Operating Entity is committed to strengthening professional ethics and cultivating quality consciousness of its employees and forming a strict quality management system. As a result, we believe that the Operating Entity has developed a sophisticated quality control management system in accordance with the requirements of Chinese laws and regulations as well as ISO standards.

The quality control management system covers the whole process of manufacturing, which consists of three parts: components and raw materials inspection, production check, and product examination. The production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the highest quality and meet both regulatory and customer requirements. Set forth below are charts demonstrating these processes.

Components and Raw Materials Inspection Process Flowchart

Production Check Process Flowchart

Product Examination Process Flowchart

The quality control management system has earned the Operating Entity a quality-related manufacturing designation. In 2021, the Operating Entity received ISO certification, which certified that the Operating Entity has implemented and maintained a quality management system for its design, production, and after-sales service of coordinate manipulators, non-standard automation equipment, which fulfils the requirements of the ISO 9001:2015 standard, demonstrating the Operating Entity’s ability to consistently provide products that meet customers’ and applicable statutory and regulatory requirements. With the quality control management system, the Operating Entity is able to consistently produce safe products, which earned the Operating Entity a number of international certifications. In 2021, the Operating Entity received the European Union’s CE certification for its 25 models of manipulator arms for an injection molding machine, which confirmed that the manipulator arms meet all the necessary health and safety requirements of the Machinery Directive 2006/42/EC, and the Operating Entity is allowed to sell these 25 models of manipulator arms in Europe. In addition, in 2022, the Operating Entity received Korea Certification for its transverse five-axis dual-arm, double-section manipulator arms, which signified these products’ compliance with Korea’s product safety requirements for electrical and electronic equipment.

However, despite the quality control management system, like any manufacturer, the Operating Entity cannot eliminate the risks of errors, defects, or failures in its products. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Operating Entity’s Business and Industry — The Operating Entity may fail to detect or cure defects of its products.”

As of the date of this annual report, neither we nor the Operating Entity is aware of any investigations, prosecutions, disputes, claims or proceedings in respect of quality issues, nor have we nor the Operating Entity been penalized or can foresee any penalty to be made by any related PRC government authorities.

Competition

The industrial manipulator arm industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Operating Entity competes with manufacturers of industrial manipulator arms. Some of these competitors are large, well-capitalized companies with greater market share, resources, and experience than the Operating Entity has. As a consequence, they are able to spend more on product development, marketing, sales, and other product initiatives than the Operating Entity can. The Operating Entity competes based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability, and compatibility.

The Operating Entity’s major competitors include Guangdong Topstar Technology Co., Ltd., Borunte Robot Co., Ltd., GuangDong Switek Technology Co., Ltd., and Abiman Engineering China Co., Ltd. The Operating Entity competes with such competitors particularly in the area of the injection molding machine-dedicated manipulator arm, which is the main product of the Operating Entity with its sales accounting for more than 58%, 77%, and 92% of the Operating Entity’s total revenue in the fiscal years 2024, 2023, and 2022, respectively.

Although there can be no assurance that the Operating Entity will be able to continue to compete successfully in the future, we believe that the Operating Entity can compete successfully with these companies by offering products of better quality to numerous customers. This competitive edge is bolstered by our Operating Entity’s strong research and development capabilities, a comprehensive quality control system, an experienced management team, and a broad range of customers. See “— Competitive Strengths.”

Environmental Matters

As a manufacturer of industrial manipulator arms, the Operating Entity’s production activities are governed by PRC laws and regulations, including Environmental Protection Law, the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste. In order to better comply to these laws and regulations, the Operating Entity has invested $2,973 in pollutant detection and treatment for the past three years.

The wastewater the Operating Entity generates is sanitary wastewater, which can be disposed directly into municipal pipelines. The corner wastes generated are cleaned and collected by the cleaning personnel on time, and transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation are collected and sent to relevant manufacturers for recycling. If new products are developed in the future, the Operating Entity will take corresponding environmental protection measures according to relevant laws and regulations.

As of the date of this annual report, neither we nor the Operating Entity is aware of any warning, investigations, prosecutions, disputes, claims or proceedings in respect of environmental protection, nor has the Operating Entity been punished or can foresee any punishment to be made by any government authorities of the PRC.

Seasonality

Historically, the Operating Entity’s business has not experienced seasonal variations.

Employees

As of December 31, 2024, 2023, and 2022, the Operating Entity had 124, 107, and 90 full-time employees, respectively.

The following table provides a breakdown of the Operating Entity’s employees by function as of December 31, 2024:

Function	Number of Employees
Manufacturing	58
Sales and Marketing	15
Research and Development	29
Management	22
Total	124

The Operating Entity’s success depends on its ability to attract, motivate, train, and retain qualified personnel. We believe the Operating Entity offers its employees competitive compensation packages and an environment that encourages self-development and, as a result, has generally been able to attract and retain qualified personnel and maintain a stable core management team.

We believe the Operating Entity maintains a good working relationship with its employees, and the Operating Entity has not experienced any material labor disputes. None of its employees is represented by a labor union.

Properties

The Operating Entity owns the premises of its offices and manufacturing facilities, which are all located at No. 88 Hongdu Industrial Park, Honglai Town, Nan’an City, Fujian Province, the PRC, and cover an aggregate building area of approximately 155,115 square feet, with the breakdown set for in the table below:

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Manufacturing Facilities	24,918
Floors No. 1 – 7 of Building No. 6	Employee Dormitories	43,813
Floors No. 1 – 8 of Building No. 7	Office	38,900
Floors No. 1 of Building No. 3	Manufacturing Facilities	28,987

On October 17, 2022, the Industrial and Commercial Bank of China Nan’an Branch (“ICBC Nan’an”) and the Operating Entity entered into a maximum amount mortgage contract, as amended by that certain amendment agreement dated as of November 18, 2022. The Operating Entity provides a guarantee for the debts arising from any agreements signed with the ICBC Nan’an within a maximum limit of $4.81 million, from October 10, 2022 to December 20, 2030. These agreements include foreign and local currency loan contracts, foreign exchange relending contracts, bank acceptance agreements, letter of credit issuance agreements, guarantee issuance agreements, international and domestic trade financing agreements, forward foreign exchange contracts, and other financial derivative product agreements, as well as precious metal leasing contracts. The mortgages deriving from the maximum amount mortgage contract are secured by all the aforementioned properties. All properties owned by the Operating Entity are subject to a mortgage pursuant to a loan agreement entered into by and between the Operating Entity and ICBC Nan’an. The loan, in the principal amount of $827,438 (RMB6 million), secured under the maximum amount mortgage contract, carries an interest rate determined by the one-year LPR set the day immediately before the contract date, plus an additional 55 basis points. The loan matured on December 19, 2024 and was extended to November 19, 2025.

On October 29, 2022, the Ministry of Natural Resources of the PRC issued a real estate certificate for the Operating Entity, which granted the Operating Entity a right to use state-owned land for construction, and limited the usage for general equipment manufacturing. Pursuant to this real estate certificate, the Operating Entity is entitled to use a piece of state-owned land, which is described in the first paragraph under “Properties,” of approximately 358,793 square feet, located at No. 88 Hongdu Industrial Park, Honglai Town, Nan’an City, Fujian Province, the PRC, with an expiration date of November 15, 2069.

Intellectual Property

The Operating Entity’s relies on a combination of trademarks, patents, domain names, and copyrights to protect its intellectual property rights. As of the date of this annual report, the Operating Entity owns the following intellectual properties in China:

●	66 registered patents, which consist of 32 invention patents, 32 utility model patents, and two design patents (see key patents below);

●	15 registered trademarks;

●	a domain name of “yiwate88.com” with a registration date of February 21, 2017, and an expiration date of February 21, 2027; and

●	three computer software copyrights.

On December 30, 2022, the chairman of the board of directors of the Operating Entity, Wenzao Huang, insured 28 patents for the Operating Entity, through People’s Insurance Company of China, with a premium payment of RMB1,900. The insurance period extends from December 31, 2022 to December 30, 2023. On May 11, 2024, Wenzao Huang renewed the insurance with an additional premium payment of RMB1,900, extending the coverage period from May 12, 2024, to May 11, 2025. Should any instance of patent infringement occur within this period, a 5% deductible applies to each patent. For any legal actions taken by the Operating Entity due to any such infringement, People’s Insurance Company of China will indemnify at a rate of RMB5,700 per infringed patent. There is no assurance that such insurance will be adequate to insure against the harm the Operating Entity would experience, in the event of a patent infringement, and upon the occurrence of any such event, both the Operating Entity’s and our business, results of operations, and financial condition could be materially adversely affected.

Key Patents	Patent Type	Patentee
Double-cut manipulator (frame five-axis single-arm)	design patent	Ewatt
Intelligent manipulator with adjustable distance	utility model patent	Ewatt
Machine component for synchronized operation of robots	utility model patent	Ewatt
High-speed bull-head style component	utility model patent	Ewatt
Component for dual-track robotic arm	utility model patent	Ewatt
Modular rotating component	utility model patent	Ewatt
New motor fixture for vertical manipulator	utility model patent	Ewatt
Control apparatus for adjusting device working range	utility model patent	Ewatt
Buffer device for preventing vibration of manipulator	utility model patent	Ewatt
Distance-adjustable gripper for manipulator	utility model patent	Ewatt
Protective device for manipulator to grasp a workpiece	utility model patent	Ewatt
Clamping tool for the injection molding machine	utility model patent	Ewatt
Cutting device for stone back net	invention patent	Ewatt
Brush carding machine	invention patent	Ewatt
Can compression device	invention patent	Ewatt

Insurance

As required by PRC laws and regulations, the Operating Entity participates in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. The Operating Entity is required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of their employees. As of the date of this annual report, (i) the Operating Entity has completed the social insurance registration and the housing fund registration; (ii) the Operating Entity did not make contributions in the full amount for the social insurance fund and the housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the Operating Entity did not make contributions in the housing fund for some employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because we did not pay the social insurance premiums in full for all employees, premium collection agencies may order us to pay or make up the arrears and may impose an overdue fine. We may be further fined if we fail to pay such overdue fines. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing accumulation fund deposit registration or do not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB10,000 (approximately $1,300) and not more than RMB50,000 (approximately $6,800). Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the Operating Entity to penalties.”

Except for the intellectual property insurance as described in “— Intellectual Property,” the Operating Entity does not carry any other insurances, such as key-man life insurance, product liability and professional liability insurance, property insurance, or business interruption insurance. It has determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. The Operating Entity considers its insurance coverage to be sufficient for its business operations in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Operating Entity’s Business and Industry — The Operating Entity has no business liability or disruption insurance, which could expose it to significant costs and business disruption, and it may incur liabilities that are not covered by insurance.”

Legal Proceedings

As of the date of this annual report, neither we nor the Operating Entity is a party to any material legal or administrative proceedings. From time to time, the Operating Entity may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the Operating Entity’s resources, including management’s time and attention. Furthermore, as of the date of this annual report, the Operating Entity is not a party to any domestic or international claims or litigation with respect to defective products or other matters.

Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies, and requirements that have a significant impact on the Operating Entity’s operations and business. This summary does not purport to be a complete description of all laws and regulations that apply to the Operating Entity’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

Regulations Related to Foreign Investment

Company Law

The establishment, operation, and management of corporate entities in the PRC is governed by the Company Law of the PRC (the “Company Law”), which was promulgated by the SCNPC in December 1993 and last amended in December 2023. The Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of a company to its creditors is limited to the entire value of assets owned by the company. Liabilities of shareholders of a limited liability company are limited to the contributions for which they have subscribed. Liabilities of shareholders of a joint stock limited company are limited to the amount of capital they are legally obliged to contribute for the shares for which they have subscribed. The Company Law applies to both PRC domestic companies and foreign-invested companies. Our PRC subsidiaries are limited liability companies legally incorporated in the PRC in accordance with the Company Law on company establishment.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law (the “Implementing Rules”) to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law, and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises, or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors; (ii) foreign investors obtaining shares, equity interests, property portions, or other similar rights and interests of enterprises within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a “see-through” principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” refers to the treatment provided to foreign investors and their investments at the market entry stage being no less favorable than that provided to domestic investors and their investments, and “negative list” refers to the special administrative measures for the entry of foreign investment into specific fields or industries. Foreign investments in sectors not on the negative list will receive national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on equity ratio and senior management personnel, among others.

The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version) (the “Negative List”), as jointly promulgated on September 6, 2024 by the NDRC, and the MOFCOM, effective on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as jointly promulgated by the NDRC and the MOFCOM on October 26, 2022, effective on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment, unless specifically restricted by other PRC laws. Our PRC legal counsel, Dacheng, has advised us that the Operating Entity’s business is not on the Negative List and, therefore, we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors, unless it is stipulated otherwise by the laws and administrative regulations. The competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps, and deadlines, among others.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system is established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system. The administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. Also, foreign investors or foreign investment enterprises will have legal liabilities imposed for failing to report investment information in accordance with the requirements.

As confirmed by our PRC counsel, Dacheng, as of the date of this annual report, neither we nor any of our PRC subsidiaries have been subject to any investigation, or received any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Company Law or foreign investment laws.

Regulations Relating to Intellectual Property

Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was last amended on November 11, 2020 and became effective on June 1, 2021, provides that Chinese citizens, legal persons or other organizations shall, whether published or not, own the copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship, and right of reproduction. The Copyright Law (Revised in 2020) extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law (Revised in 2020), an infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of copyright owner. Infringers of copyrights may also be subject to fines and administrative or criminal liabilities in severe situations.

The National Copyright Administration of the PRC administers software copyright registration, and the CPCC is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants who meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances, or audio-video products by the Internet users or the Internet service providers via the Internet without the permission of the copyright owners shall be deemed to infringe the right of dissemination of the copyright owner. The infringer shall bear civil liabilities in accordance with the provisions of the Copyright Law (Revised in 2020), including ceasing the infringement, eliminating the impact, making a formal apology, and compensating for the losses incurred.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC, or the Trademark Law, which was promulgated by the SCNPC in August 1982, and amended in February 1993, October 2001, August 2013, and April 2019, respectively, and the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. Trademarks are registered with the State Intellectual Property Office. The PRC Trademark Law adopts a “first-to-file” principle with respect to trademark registration. The application for registration of a trademark may be rejected, if the trademark is identical or similar to another trademark that has already been registered, or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services. The PRC Trademark Law protects existing rights of the obtained trademarks and unregistered trademarks that has already been used and gained a “sufficient degree of reputation.”

According to the Trademark Law of the PRC, the period of validity for a registered trademark is 10 years, commencing on the date of registration, which is renewable. The registrant shall go through the formalities for trademark renewal within twelve months prior to the expiration if continued use of the trademark is intended. According to the provisions of the Trademark Law, when the registrant fails to do so, a grace period of six months may be granted. The validity period for a renewed trademark is 10 years, commencing on the day immediately following the date of expiration of the last valid period of the trademark. In the absence of a renewal upon expiration, the registered trademark shall be revoked.

The SAMR or its authorized local counterparts shall have the authority to investigate any behavior that infringes the exclusive right of a registered trademark owner in accordance with the Trademark Law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the applicable laws.

On May 28, 2020, the National People’s Congress approved the Civil Code of PRC, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

Patent

The Patent Law of the PRC, or the Patent Law, was promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020, and became effective on June 1, 2021. The State Council promulgated the Implementation Rules of the Patent Law of the PRC on June 15, 2001, which was last amended it on December 11, 2023 and effective on January 20, 2024. Under the Patent Law and the Implementation Rules of the Patent Law, there are three types of patents in the PRC: invention patent, utility model patent, and design patent. The protection period is 20 years for invention patents, and 10 years for utility model patents and 15 years for design patents, commencing from their respective application dates. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Existing patents can become narrowed, invalid, or unenforceable, due to a variety of reasons, including lack of novelty, lack of creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity, and practical applicability. Under the Patent Law, novelty means that no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model before the filing date and the content of the application is disclosed in patent application documents published or patent documents announced after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results.

Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by the patent administrative authority and, if it is considered as a crime, shall be held criminally liable in accordance with the applicable laws. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the patent, such revenue shall be distributed among all the co-owners.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of China Internet Network Information Center, or the CNNIC, which is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s top-level domain name “.CN.” The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, and file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC (the “Environmental Protection Law”), was promulgated and effective on December 26, 1989, and last amended on April 24, 2014. The Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution and other public hazards, and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and provide preventive and curative measures. The statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built, and commissioned together with the principal part of the project.

Permission to commence production or utilize any construction project shall not be granted until the installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection after examining and approving the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Pursuant to Administrative Measures for Urban Living Garbage, which were promulgated by the Ministry of Housing and Urban-Rural Development in 1993 and last amended on May 4, 2015, it is absolutely necessary to dismantle any such installation or leave it idle, and prior approval shall be obtained from the competent local administrative department of environmental protection before doing so.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory operation suspension, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, and even criminal punishment.

Regulations on Disposal of Hazardous Waste

Pursuant to the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste, which was promulgated by the SCNPC in 1995 and last amended on April 29, 2020, entities generating hazardous waste shall store, utilize, and dispose of hazardous waste according to the relevant requirements of the state and environmental protection standards, and shall not dump or pile up hazardous waste without authorization. Furthermore, it is forbidden to entrust hazardous waste to entities without a permit for disposal, or else the competent ecological and environmental authorities shall order the violator to make rectification, impose fines, confiscate illegal gains, and in serious circumstances, order it to suspend business or close down upon the approval of the government authorities.

Regulations Relating to Labor Protection

Labor Law and Labor Contract Law

The Labor Law of the PRC was promulgated by the SCNPC on July 5, 1994 and was most recently amended on December 29, 2018 (the latest revised version became effective on December 29, 2018). The PRC Labor Contract Law was promulgated by the SCNPC on June 29, 2007 and was amended on December 28, 2012 (the latest revised version became effective from July 1, 2013). The Implementing Regulations of the Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. These laws together govern issues in relation to employment contracts, settlement of labor dispute, labor remuneration, protection of occupational safety and healthcare, social insurance and welfare, etc. Written employment contracts must be entered into in order to establish the labor relationship between employers and employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. Employers are also required to pay wages no lower than the local minimum wage standards to their employees. If the payment of employee’s wages at a rate lower than the local minimum wage rate, the labor authority shall order the employer to pay wages and economic compensation to those employees and may also order it to pay compensation.

Social Insurance and Housing Provident Funds

The Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, governs the PRC’s social insurance system. According to the Social Insurance Law of the PRC, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, and the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, employers and/or employees (as the case may be) shall register social insurance with competent authorities and contribute required amount of social insurance funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance. Employers who fail to complete social security registration shall be ordered by the social security administrative authorities to rectify within a stipulated period. If rectification is not made within the stipulated period, such employer shall be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the directly accountable person(s)-in-charge and other directly accountable personnel shall be subject to a fine ranging from RMB500 to RMB3,000. Employers who fail to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make such contributions or make up the difference within a stipulated period and be subject to a late payment fine of 0.05% of the overdue payment from the payment due date. If such overdue payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

Under the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, an employer shall make contribution registration with the housing provident fund management and complete the formalities of opening housing provident fund accounts for its employees. If an employer fails to undertake the registration or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order such employer to go through the formalities within a prescribed time limit. Employers who fail to do so within the time limit shall be subject to a fine ranging from RMB10,000 to RMB50,000. If an employer fails to make timely contributions to the housing provident fund in the full amount, the housing provident fund management center shall order such employer to make such contributions or make up the difference within a prescribed time limit. If employers fail to comply within the prescribed time limit, the housing provident fund management center may submit an application to a People’s Court for compulsory enforcement. As of the date of this annual report, no administrative actions, fines, or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by our PRC subsidiaries to settle the outstanding amount of social insurance contributions and housing provident fund contributions. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the Operating Entity to penalties.”

Regulations Relating to Fire Safety

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, and last amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, and last amended on August 21, 2023, the construction entity of a large-scale facility (including manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of special construction projects must complete the filing for fire prevention design and complete the fire safety completion inspection and acceptance procedures within five business days after conducting the construction completion inspection and acceptance. If the construction entity fails to conduct the fire safety inspection before such facility is put into use or the construction entity fails to conform to the fire safety requirements after such inspection, the construction entity will be ordered to suspend the construction of projects, stop using the affected construction project and stop production or business operations, and a fine between RMB30,000 and RMB300,000 may be imposed by competent departments.

Regulations Relating to Product Liability

Product Quality Law

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to fines and confiscation of the products. Earnings from sales of the products in violation of such standards or requirements may also be confiscated, and, in severe cases, an offender’s business license may be revoked. Manufacturers and sellers shall establish a sound internal product quality control system and strictly adhere to a job responsibility system in relation to quality standards and quality liabilities together with implementing corresponding examination and inspection measures.

Work Safety Law

Pursuant to the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, implemented on November 1, 2002, and revised on August 27, 2009, August 31, 2014 and June 10, 2021, producers and business operators shall abide by the Work Safety Law, strengthen work safety management, establish and improve the all-staff work safety responsibility system and work safety rules and regulations. Producers and business operators that fail to satisfy those conditions shall not engage in production and business operation activities. In addition, the producers and business operators are required to offer education and training programs to the employees regarding production safety, and provide labor protection articles that meet the national standards or industrial standards to the employees, supervise and educate them to wear or use these articles according to the prescribed rules.

PRC Civil Code

On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China (the “PRC Civil Code”), which took effect on January 1, 2021. Under the PRC Civil Code, if a product is found to be defective and to compromise personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.

As of the date of this annual report, the Operating Entity has fully complied with product safety laws. Neither we nor any of our PRC subsidiaries have been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to product safety.

Regulations Relating to Anti-Monopoly in China

The PRC Anti-monopoly Law was promulgated on August 30, 2007, amended on June 24, 2022, and took effect on August 1, 2022. The PRC Anti-monopoly Law prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position, and concentration of undertakings, that have the effect of eliminating or restricting competition.

A business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains, and fines of between 1% to 10% of sales revenue from the previous year. Provisions on Prohibition of Abuse of Market Dominance was promulgated on March 10, 2023, and took effect on April 15, 2023, to prevent and curb the abuse of market dominance. According to the Provisions on Prohibition of Abuse of Market Dominance, SAMR takes charge of unified anti-monopoly law enforcement for abuse of market dominance. With regard to any undertaking abusing its market dominance, the anti-monopoly law enforcement agency shall order it to stop the illegal act, confiscate its illegal income, and impose a fine ranging from 1% to 10% of the preceding year’s sales on it.

We have not implemented monopolistic behaviors including monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition. As of the date of this annual report, we have not been involved in any investigations on anti-monopoly initiated by the related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

Regulations Relating to Import and Export of Goods

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on December 10, 2001, which came into effect on January 1, 2002 and last amended on March 10, 2024, the import and export of goods are generally allowed by the PRC government, but the prohibitions or restrictions explicitly stipulated in the laws or administrative regulations shall still be complied with during the conduct of import and export of goods by individuals or entities. According to the Foreign Trade Law of the PRC promulgated by the SCNPC, on May 12, 1994, which came into effect on July 1, 1994 and last amended with immediate effect on December 30, 2022, unless otherwise provided by laws and regulations, the PRC government allows free export and import of goods and technologies, and protects the intellectual property rights associated with international trade. The authorities have canceled the requirements to file records and register formalities for foreign trade operators engaging in the import or export of goods or technology with the MOFCOM or the agency entrusted from December 30, 2022. Pursuant to the Customs Law of the PRC promulgated by the SCNPC, on January 22, 1987, which came into effect on July 1, 1987 and last amended on April 29, 2021, and the Administrative Provisions of the Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs of the PRC on November 19, 2021, which came into effect on January 1, 2022, unless otherwise provided for, the declaration of import or export goods and the payment of duties may be made by the consignees or consignors themselves, or by entrusted customs brokers that have been registered with the customs and such declaration shall be made by filing with the customs.

Regulations on Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996, and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside of the PRC for capital account items, such as direct equity investments, loans, and repatriation of investment, require the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same from abroad. Foreign-invested enterprises may retain foreign currencies in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Proceeds from foreign exchange transactions under the current accounts may be either retained or sold to a financial institution engaged in settlement of foreign exchange and sale of foreign currency pursuant to relevant SAFE rules and regulations. For proceeds from foreign exchange transactions under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement of foreign exchange and sale of foreign currency.

The SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular No. 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign currency into the accounts relating to the direct investments.

The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular No. 13”), effective from June 1, 2015 and was further amended on December 30, 2019, which cancels the administrative approvals for foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

The SAFE Circular 19

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the “SAFE Circular No. 19”), which was promulgated by the SAFE on March 30, 2015 and last amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign currency-denominated capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign currency-denominated capitals on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first complete domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The SAFE Circular No. 16

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular No. 16”), which was promulgated by the SAFE on June 9, 2016 and last amended on December 4, 2023, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign currency under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

The SAFE Circular 28

The Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment (the “SAFE Circular 28”), which was promulgated by the SAFE and became effective on October 23, 2019 and last amended on December 4, 2023, provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws on the premise that the investment is not in violation of the applicable Negative List and the projects invested are true and in compliance with relevant laws and regulations.

The SAFE Circular 8

The Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”), which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income in the capital account, such as capital funds, foreign debts proceeds, and proceeds from overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

The SAFE Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”), issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment to the Circular 37.

Regulations on dividend distribution

According to the PRC Company Law and Foreign Investment Law, the PRC subsidiary, as a foreign invested enterprise, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the Law of the People’s Republic of China on Enterprise Income Tax, which became effective in January 2008 and was amended on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax issued by the State Council. However, a lower withholding tax rate may be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries. Current PRC regulations permit Fujian INLIF to pay dividends to Juli HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. Juli HK may be considered a non-resident enterprise for tax purposes, so that any dividends Fujian INLIF pays to Juli HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Law”). The EIT Law came into effect on January 1, 2008 and was amended on December 6, 2024. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to taxation in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008, February 6, 2016, and November19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. The Provisional Regulations of the PRC on Value-added Tax and the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of VAT. On May1,2015, the VAT tax rates generally applicable are simplified as 17%, 11%, 6%, and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The new VAT tax rates generally applicable from May 1, 2018 are simplified as 16%, 10%, 6%, and 0%, and the VAT tax rate applicable to the small-scale taxpayers is still 3%. Starting from April 1, 2019, the VAT rate for revenue generated from providing products was changed from 16% to 13%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (the “Double Tax Avoidance Arrangement”), and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”), issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties regarding the “Beneficial Owner” (the “Announcement”) in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This Announcement further provides that an applicant who intends to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was issued by the SAT on October 14, 2019 and effective on January 1, 2020.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Circular 7”). Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonably commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonably commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interests of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax (the “SAT Circular 37”) which further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises.

PRC Laws and Regulations Relating to Mergers & Acquisitions

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and were revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

PRC Laws and Regulations Relating to Oversea Listing

Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the CSRC, announced the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Pursuant to the Trial Measures, we are required to file with the CSRC within three working days following the submission of an initial public offering or listing application. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies. Where a PRC domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity as the domestic responsible entity, which shall file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. According to the Trial Measures, if we fail to fulfill the filings, or offer and list securities on an overseas market in violation of these measures, the CSRC will order rectification, issue warnings, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Persons directly in charge and other individuals directly responsible will be warned and fined between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company who organize or instruct these violations will be fined between RMB1,000,000 and RMB10,000,000. As of the date of this annual report, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Entity, our ability to accept foreign investments, and our listing on a U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us and our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S.

Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies

On February 24, 2023, the CSRC, the MOF, and National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements, and procedures relating to provision of documents, materials, and accounting archives for securities companies, securities service providers, overseas regulators, and other entities and individuals in connection with overseas offering and listing. Domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies or harm national security and public interest. A domestic company is required to fulfill the approval and filing procedures according to law if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

C. Organizational Structure

See “— A. History and Development of the Company.”

D. Property, Plants and Equipment

See “— B. Business Overview — Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

Year ended December 31, 2024 compared to year ended December 31, 2023

	For the years ended December 31,		Changes
	2024	2023	Amount	%
Net revenue	$15,796,983	$12,610,873	$3,186,110	25.26%
Cost of revenue	(11,242,817)	(8,451,336)	(2,791,481)	33.03%
Gross profit	4,554,166	4,159,537	394,629	9.49%
Operating expenses:
Selling expenses	(938,941)	(688,064)	(250,877)	36.46%
General and administrative expenses	(764,530)	(724,147)	(40,383)	5.58%
Research and development expenses	(1,563,059)	(1,362,058)	(201,001)	14.76%
Total operating expenses	(3,266,530)	(2,774,269)	(492,261)	17.74%
Income from operations	1,287,636	1,385,268	(97,632)	(7.05)%
Other income (expenses):
Interest income	3,274	6,884	(3,610)	(52.44)%
Interest expenses	(196,304)	(146,386)	(49,918)	34.10%
Exchange gain	3,893	25,344	(21,449)	(84.63)%
Bank service fees	(4,623)	(4,548)	(75)	1.65%
Non-operating income	531,198	110,159	421,039	382.21%
Non-operating expenses	(3,747)	(12,862)	9,113	(70.85)%
Total other income (loss), net	333,691	(21,409)	355,100	(1,658.65)%
Income before income tax	1,621,327	1,363,859	257,468	18.88%
Income tax expenses	(14,838)	(11,348)	(3,490)	30.75%
Net income	$1,606,489	$1,352,511	$253,978	18.78%

Net Revenue

Our revenue is reported net of all VAT. We derive revenue primarily from the sales of manipulator arms, including installation services and warranty services for the manipulator arms sold, and the sales of accessories and raw materials for manipulator arms.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the years ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Manipulator arms and installation and warranty services	$10,328,959	65.39%	$9,815,219	77.83%	$513,740	5.23%
Accessories	1,437,989	9.10%	998,034	7.91%	439,955	44.08%
Raw materials and scraps	3,934,593	24.91%	1,662,923	13.19%	2,271,670	136.61%
Installation services	95,442	0.60%	134,697	1.07%	(39,255)	(29.14)%
Total revenue	$15,796,983	100.00%	$12,610,873	100.00%	$3,186,110	25.26%

Compared with net revenue for the year ended December 31, 2023, our net revenue increased by $3.19 million, or 25.26%, for the year ended December 31, 2024, which was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $0.51 million; (ii) an increase in sales of manipulator arms accessories by approximately $0.44 million; (iii) an increase in sales of raw materials and scraps by approximately $2.27 million; and (iv) a decrease in sales of installation services by approximately $0.04 million. The year-over-year increase in sales revenue for fiscal year 2024, in comparison to fiscal year 2023, can be attributed to two key factors: expanded procurement commitments from legacy clients and strategic market penetration through the acquisition of 58 new customers. The substantial growth in existing client orders reflects three critical industry developments: escalating demand within the injection molding industry, expansions in production capacity among major clients, and increased needs for manipulator arms solutions. This growth trajectory was further reinforced by our strategic initiatives aimed at market penetration. Our sales team exhibited outstanding performance in nurturing domestic end-market industrial clients across essential sectors, including home appliances, automotive manufacturing, and medical device production. Simultaneously, proactive development of overseas markets in emerging economies—particularly in Southeast Asia and India—resulted in significant order increases across all targeted regions, underscoring the success of our geographical diversification strategies. The increase in sales of raw materials and scraps was significantly correlated with the growth in sales of manipulator arms, particularly with our primary client, Shantou Haisu Machinery Co., Ltd., which has procured a substantial quantity of raw materials in conjunction with its order of manipulator arms in 2024.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, such as servo motors and servo systems, linear guides, steel plates, and planetary reducers, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the years ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Manipulator arms and installation and warranty services	$6,612,889	58.81%	$6,565,361	77.68%	$47,528	0.72%
Accessories	1,202,438	10.70%	657,435	7.78%	545,003	82.90%
Raw materials and scraps	3,409,533	30.33%	1,200,153	14.20%	2,209,380	184.09%
Installation services	17,957	0.16%	28,387	0.34%	(10,430)	(36.74)%
Total cost of revenue	$11,242,817	100.00%	$8,451,336	100.00%	$2,791,481	33.03%

Our cost of revenue increased by 33.03% from approximately $8.45 million for the year ended December 31, 2023, to approximately $11.24 million for the year ended December 31, 2024, which was primarily attributable to our business growth and an increase in sales resulting in an increase in costs accordingly.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2024 and 2023, our gross profit was approximately $4.59 million and $4.16 million, respectively, and our gross profit margin was 29.03% and 32.98%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the years ended December 31,
	2024		2023		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Manipulator arms and installation and warranty services	$3,716,070	35.98%	$3,249,858	33.11%	$466,212	14.35%
Accessories	235,551	16.38%	340,599	34.13%	(105,048)	(30.84)%
Raw materials and scraps	525,060	13.34%	462,770	27.83%	62,290	13.46%
Installation services	77,485	81.19%	106,310	78.93%	(28,825)	(27.11)%
Total gross profit	$4,554,166	28.83%	$4,159,537	32.98%	$394,629	9.49%

Compared with the gross profit for the year ended December 31, 2023, our gross profit increased by approximately $0.39 million, or 9.49%, for the year ended December 31, 2024, mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $0.47 million; (ii) a decrease in gross profit from sales of manipulator arms accessories by approximately $0.11 million; (iii) an increase in gross profit from sales of raw materials and scraps by approximately $0.06 million; and (iv) a decrease in gross profit from sales of installation services by approximately $0.03 million.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024		2023		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	938,941	5.94%	688,064	5.46%	250,877	36.46%
General and administrative expenses	764,530	4.84%	724,147	5.74%	40,383	5.58%
Research and development expenses	1,563,059	9.89%	1,362,058	10.80%	201,001	14.76%
Total operating expenses	$3,266,530	20.68%	$2,774,269	22.00%	$492,261	17.74%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses increased by 36.46% from approximately $0.69 million for the year ended December 31, 2023, to $0.94 million for the year ended December 31, 2024. The increase was mainly due to (i) an increase in exhibition expenses by approximately $0.12 million, resulting from participation in an additional four exhibitions across four cities in China in 2024; (ii) an increase in salary by approximately $0.12 million, as the growth in revenue has led to higher commissions for sales personnel, alongside the addition of three sales representatives in 2024 compared to 2023; and (iii) an increase in transportation fees by approximately $0.19 million, due to increase of sales to customers from other provinces, such as Guangdong, Zhejiang, and Jiangsu, resulting in a rise in related transportation costs.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for the Operating Entity’s administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, and consulting fees we paid in connection with our planned public offering, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conferences, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 5.58% from approximately $0.72 million for the year ended December 31, 2023, to $0.76 million for the year ended December 31, 2024, which was primarily attributable to an increase in consulting fees for external public relations and internal control.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 14.76% from approximately $1.36 million for the year ended December 31, 2023, to approximately $1.56 million for the year ended December 31, 2024, which was primarily attributable to increased investment in research and corresponding material consumption to enhance the quality and performance of manipulator arms.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income increased from approximately $0.11 million for the year ended December 31, 2023, to approximately $0.53 million for the year ended December 31, 2024, primarily due to an increase in government subsidies, particularly designated for the company’s research and development expenditures.

Our other expenses decreased from approximately $0.02 million for the year ended December 31, 2023, to $8,370 for the year ended December 31, 2024.

Income tax expenses

Cayman Islands and BVI

We are incorporated in the Cayman Islands and our wholly own subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), a company incorporated or registered in Hong Kong is subject to profit tax in respect of its assessable profits arising in or derived from Hong Kong. For the year of assessment 2018/2019 onwards, the Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

According to the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises and Individual Industrial and Commercial Households, jointly issued by the Ministry of Finance and the SAT on April 7, 2021, for the year ended December 31, 2021 and 2022, once an enterprise meets certain requirements and is identified as a small-scale and low-profit enterprise, the taxable income below $0.16 million was subject to a reduced tax rate of 2.5%, the taxable income between $0.16 million and $0.47 million was subject to a reduced rate of 10%.

The Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises further reduce the tax rate for small-scale and low-profit enterprises on March 14, 2022. It was stipulated that from January 1, 2022 to December 31, 2024, the taxable income between $0.16 million and $0.47 million of a qualified small-scale and low-profit enterprise is subject to a further reduced rate of 5%.

Ewatt was qualified as a small-scale and low-profit enterprise and enjoyed a reduced income tax rate of 2.5% because its taxable income was below $0.16 million for the year ended December 31, 2022.

In addition, the Enterprise Income Tax Law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%. If Ewatt is not classified as a small-scale or low-profit enterprise by the local government and therefore does not qualify for the preferential tax rates outlined in the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises in the future, it will still be eligible for a reduced income tax rate of 15% from December 2022 to December 2025 due to its status as an HNTE.

For the year ended December 31, 2024, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

Our income tax expenses were $14,838 for the year ended December 31, 2024 and income tax benefits were $11,348 for the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income increased by 18.78%, from approximately $1.35 million for the year ended December 31, 2023, to approximately $1.61 million for the year ended December 31, 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

	For the years ended December 31,		Changes
	2023	2022	Amount	%
Net revenue	$12,610,873	$6,652,308	$5,958,565	89.57%
Cost of revenue	(8,451,336)	(4,358,426)	(4,092,910)	93.91%
Gross profit	4,159,537	2,293,882	1,865,655	81.33%
Operating expenses:
Selling expenses	(688,064)	(396,421)	(286,941)	73.57%
General and administrative expenses	(724,147)	(742,620)	18,657	(2.49)%
Research and development expenses	(1,362,058)	(504,711)	(857,347)	169.87%
Total operating expenses	(2,774,269)	(1,643,752)	(1,125,631)	68.78%
Income from operations	1,385,268	650,130	740,024	113.08%
Other income (expenses):
Interest income	6,884	2,625	4,259	162.25%
Interest expenses	(146,386)	(82,672)	(63,714)	77.07%
Exchange gain/(deficit)	25,344	(3,687)	29,029	(787.39)%
Bank service fees	(4,548)	(1,131)	(3,416)	302.12%
Non-operating income	110,159	15,010	95,149	633.90%
Non-operating expenses	(12,862)	(43,143)	30,281	(70.19)%
Total other income, net	(21,409)	(112,998)	91,588	(81.05)%
Income before income tax	1,363,859	537,132	831,612	153.92%
Income tax (expenses) benefits	(11,348)	423	(2,902)	(2,782.74)%
Net income	$1,352,511	$537,555	$828,710	151.60%

Net Revenue

Our revenue is reported net of all VAT. We derive revenue primarily from the sales of manipulator arms, including installation services and warranty services for the manipulator arms sold, and the sales of accessories and raw materials for manipulator arms.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the years ended December 31,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Manipulator arms and installation and warranty services	$9,815,219	77.83%	$6,181,009	92.92%	$3,634,210	58.80%
Accessories	998,034	7.91%	137,209	2.06%	860,825	627.38%
Raw materials and scraps	1,662,923	13.19%	222,826	3.35%	1,440,097	646.29%
Installation services	134,697	1.07%	111,264	1.67%	23,433	21.06%
Total revenue	$12,610,873	100.00%	$6,652,308	100.00%	$5,958,565	89.57%

Compared with net revenue for the year ended December 31, 2022, our net revenue increased by $5.96 million, or 89.57%, for the year ended December 31, 2023, which was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $3.63 million; (ii) an increase in sales of manipulator arms accessories by approximately $0.86 million; (iii) an increase in sales of raw materials and scraps by approximately $1.44 million; and (iv) an increase in sales of installation services by approximately $0.02 million. The increase in net revenue is due to rising market demand and our enhanced business development. Meanwhile, we improved our production processes, optimized product features, and increased our manufacturing capacity and product competitiveness.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, such as servo motors and servo systems, linear guides, steel plates, and planetary reducers, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the years ended December 31,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Manipulator arms and installation and warranty services	$6,565,361	77.68%	$4,072,859	93.45%	$2,492,502	61.20%
Accessories	657,435	7.78%	107,498	2.47%	540,273	511.58%
Raw materials and scraps	1,200,153	14.20%	155,696	3.57%	1,054,121	670.83%
Installation services	28,387	0.34%	22,373	0.51%	6,014	26.88%
Total cost of revenue	$8,451,336	100.00%	$4,358,426	100.00%	$4,092,910	93.91%

Our cost of revenue increased by 93.91% from approximately $4.36 million for the year ended December 31, 2022, to approximately $8.45 million for the year ended December 31, 2023, which was primarily attributable to our business growth and an increase in sales resulting in an increase in costs accordingly.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2023 and 2022, our gross profit was approximately $4.16 million and $2.29 million, respectively, and our gross profit margin was 32.98% and 34.48%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the years ended December 31,
	2023		2022		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Manipulator arms and installation and warranty services	$3,249,858	33.11%	$2,108,150	34.11%	$1,141,708	54.16%
Accessories	340,599	34.13%	29,711	21.65%	310,888	1,046.37%
Raw materials and scraps	462,770	27.83%	67,130	30.13%	395,640	589.36%
Installation services	106,310	78.93%	88,891	79.89%	17,419	19.60%
Total gross profit	$4,159,537	32.98%	$2,293,882	34.48%	$1,865,655	81.33%

Compared with the gross profit for the year ended December 31, 2022, our gross profit increased by approximately $1.87 million, or 81.33%, for the year ended December 31, 2023, mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $1.14 million; (ii) an increase in gross profit from sales of manipulator arms accessories by approximately $0.31 million; (iii) an increase in gross profit from sales of raw materials and scraps by approximately $0.40 million; and (iv) an increase in gross profit from sales of installation services by approximately $0.02 million. The rise in gross profit can be attributed primarily to the growth in sales of manipulator arms and installation and warranty services and a decrease in related cost of sales, which gross profit increased by approximately $1.14 million.

The gross profit margin decreased from 34.48% for the year ended December 31, 2022 to 32.98% for the year ended December 31, 2023, due to our revised business strategy aimed at lowering unit product margins, boosting product sales, and expanding our market presence.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023		2022		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	688,064	5.46%	396,421	5.96%	291,643	73.57%
General and administrative expenses	724,147	5.74%	742,620	11.16%	(18,473)	(2.49)%
Research and development expenses	1,362,058	10.80%	504,711	7.59%	857,347	169.87%
Total operating expenses	$2,774,269	22.00%	$1,643,752	24.71%	$1,130,517	68.78%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses increased by 73.57% from approximately $0.40 million for the year ended December 31, 2022, to $0.69 million for the year ended December 31, 2023. The increase was mainly due to (i) an increase in entertainment expenses by approximately $0.07 million, due to the growth in sales leading to an increase in business entertainment, as well as an increase in hotel accommodation expenses, due to increased visits from other companies for business communication; and (ii) an increase in transportation fees by approximately $0.19 million, due to increase of sales to customers from other provinces, such as Zhejiang, Shandong, Guangdong, and Shanghai, resulting in a rise in related transportation costs.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for the Operating Entity’s administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, and consulting fees we paid in connection with our planned public offering, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conferences, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 2.49% from approximately $0.74 million for the year ended December 31, 2022, to $0.72 million for the year ended December 31, 2023, which was primarily attributable to a decrease in bad debt allowance for doubtful accounts by approximately $0.03 million.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 169.87% from approximately $0.50 million for the year ended December 31, 2022, to approximately $1.36 million for the year ended December 31, 2023, which was primarily attributable to increased investment in research and corresponding material consumption.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income increased from approximately $0.02 million for the year ended December 31, 2022, to approximately $0.11 million for the year ended December 31, 2023, primarily due to an increase in government subsidy.

Our other expenses decreased from approximately $0.04 million for the year ended December 31, 2022, to approximately $0.01 million for the year ended December 31, 2023, primarily due to a decrease in penalties for delaying the processing of property certificates. All penalties have been paid and the property certificates were obtained on September 14, 2022.

Income tax expenses

Cayman Islands and BVI

We are incorporated in the Cayman Islands and our wholly own subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), a company incorporated or registered in Hong Kong is subject to profit tax in respect of its assessable profits arising in or derived from Hong Kong. For the year of assessment 2018/2019 onwards, the Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

According to the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises and Individual Industrial and Commercial Households, jointly issued by the Ministry of Finance and the SAT on April 7, 2021, for the year ended December 31, 2021 and 2022, once an enterprise meets certain requirements and is identified as a small-scale and low-profit enterprise, the taxable income below $0.16 million was subject to a reduced tax rate of 2.5%, the taxable income between $0.16 million and $0.47 million was subject to a reduced rate of 10%.

The Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises further reduce the tax rate for small-scale and low-profit enterprises on March 14, 2022. It was stipulated that from January 1, 2022 to December 31, 2024, the taxable income between $0.16 million and $0.47 million of a qualified small-scale and low-profit enterprise is subject to a further reduced rate of 5%.

Ewatt was qualified as a small-scale and low-profit enterprise and enjoyed a reduced income tax rate of 2.5% because its taxable income was below $0.16 million for the year ended December 31, 2022.

In addition, the Enterprise Income Tax Law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%. If Ewatt is not classified as a small-scale or low-profit enterprise by the local government and therefore does not qualify for the preferential tax rates outlined in the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises in the future, it will still be eligible for a reduced income tax rate of 15% from December 2022 to December 2025 due to its status as an HNTE.

For the year ended December 31, 2023, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

Our income tax expenses were $11,348 for the year ended December 31, 2023 and income tax benefits were $423 for the year ended December 31, 2022.

Net income

As a result of the foregoing, our net income increased by 151.60%, from approximately $0.54 million for the year ended December 31, 2022, to approximately $1.35 million for the year ended December 31, 2023.

B. Liquidity and Capital Resources

As of December 31, 2024, we had $2.47 million in cash. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the raw materials, equipment and property, and operating expenses. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our shareholders. Since our current and anticipated future sources of liquidity are insufficient to fund our future business activities, we may be required to seek additional equity or debt financing. The sales of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Operating Entity’s Business and Industry — We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Indebtedness. As of December 31, 2024, we have short-term bank loans of approximately $4.63 million. Besides these loans, we did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We do not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2024 amounted to approximately $5.08 million, compared to approximately $2.32 million as of December 31, 2023.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that the income generated from our current operations can satisfy our daily working capital needs for at least the next 12 months. Our daily working capital mainly includes day-to-day operational expenses, such as wages, raw materials, equipment and other operational cash needs. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net cash provided by operating activities	1,579,382	400,238	1,239,028
Net cash provided by (used in) investing activities	320,644	(218,132)	(18,165)
Net cash provided by (used in) financing activities	224,396	463,463	(1,719,343)
Effect of exchange rate changes	(255,717)	(131,597)	397,892
Net increase (decrease) in cash	1,868,705	513,972	(100,588)
Cash and cash equivalents at beginning of the year	598,933	84,961	185,549
Cash and cash equivalents at end of the year	2,467,638	598,933	84,961

Operating activities

For the year ended December 31, 2024, our net cash provided by operating activities was $1.58 million, which was primarily attributable to (i) an increase of approximately $0.05 million in accounts receivable; (ii) an increase of approximately $0.81 million in inventories; and (iii) a decrease in accounts payable by approximately $0.59 million.

For the year ended December 31, 2023, our net cash provided by operating activities was $0.40 million, which was primarily attributable to (i) an increase of approximately $1.55 million in accounts receivable; (ii) an increase of approximately $2.03 million in inventories; and (iii) a decrease in accounts payable by approximately $2.06 million.

For the year ended December 31, 2022, our net cash provided by operating activities was $1.24 million, which was primarily attributable to (i) an increase of approximately $0.72 million in accounts receivable; (ii) a decrease of approximately $1.09 million in inventories; (iii) a decrease in prepayments and other current assets by approximately $0.17 million; (iv) a decrease in accounts payable by approximately $0.10 million; and (v) a decrease in advances from customers by approximately $0.14 million.

Investing activities

For the year ended December 31, 2024, our net cash provided by investing activities was approximately $0.32 million, which was attributable to proceeds from repayment by related parties.

For the year ended December 31, 2023, our net cash used in investing activities was approximately $0.22 million, which was attributable to the purchase of property, plant, and equipment used for manufacturing.

For the year ended December 31, 2022, our net cash used in investing activities was approximately $0.02 million, which was attributable to the purchase of property, plant, and equipment used for manufacturing and vehicles for selling activities.

Financing activities

For the year ended December 31, 2024, our net cash provided by financing activities was approximately $0.22 million, which was attributable to (i) proceeds of approximately $7.14 million received from short-term bank borrowings; and (ii) repayment of approximately $6.06 million of short-term bank borrowings; (iii) payment of approximately $0.52 million of expenses related to IPO; and (iv) repayment of approximately $0.52 million to our related parties.

For the year ended December 31, 2023, our net cash provided by financing activities was approximately $0.46 million, which was attributable to (i) proceeds of approximately $3.67 million received from short-term bank borrowings; and (ii) repayment of approximately $2.40 million of short-term bank borrowings.

For the year ended December 31, 2022, our net cash used in financing activities was $1.72 million, which was attributable to (i) capital contributions from Ewatt’s shareholders of approximately $6.76 million; (ii) proceeds of approximately $2.53 million received from short-term bank borrowings; (iii) repayment of approximately $1.49 million from short-term bank borrowings; (iv) process of approximately $0.52 borrowed from our related parties; and (v) repayment of approximately $9.99 million to our related parties.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,630,581	$4,630,581	—	—

Short-term loans as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	December 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

The following table sets forth our contractual obligations as of December 31, 2023:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$3,662,023	$3,662,023	—	—
Advance from customers	65,073	65,073
Total	$3,727,096	$3,727,096	—	—

Short-term loans as of December 31, 2023, consisted of following:

For the year ended December 31, 2023 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China*	October 17, 2022	October 17, 2023	17,000,000	$2,394,400	4.20%
Industrial and Commercial Bank of China**	January 6, 2023	January 5, 2024	6,000,000	845,082	4.20%
Industrial and Commercial Bank of China	October 10, 2023	September 13, 2024	17,000,000	2,394,400	4.20%
Fujian Rural Commercial Bank	August 23, 2023	August 22, 2024	3,000,000	422,541	4.95%
Total secured short-term bank loans as of December 31, 2023			26,000,000	$3,662,023

*	The short-term loan of Industrial and Commercial Bank of China was repaid on October 10, 2023.
**	The short-term loan of Industrial and Commercial Bank of China was extended to December 19, 2024.

All properties owned by the Operating Entity in the below table are subject to a mortgage with a maturity date of November 19, 2025.

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Office and Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Office and Manufacturing Facilities	24,918
Floors No. 1 – 7 of Building No. 6	Office and Manufacturing Facilities	43,813
Floors No. 1 – 8 of Building No. 7	Office and Manufacturing Facilities	38,900

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 and 2023.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

E. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, allowance for credit losses, and warranty liabilities of manipulator arms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and creditworthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Inventories

Inventory, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

Under ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded when we are acting in the capacity of a principal is reported on a gross basis, equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded when we are acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is also dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2024 and 2023, there was no revenue recognized on a net basis where we are acting as an agent.

Our revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services

We generate revenue from sales of standard and customized manipulator arms (product) to customers. We enter into contracts with customers as a principal. The contracts contain three performance obligations for domestic customers, including transferring the product to the customers, offering installation services, and offering warranty services in exchange for consideration. For overseas customers, there is one single performance obligation, which is transferring the product to our customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 120 days for business customers with good creditworthiness. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective. We generally provide one-year warranty services against defects in materials and workmanship for its customers.

Revenue from sales of accessories of manipulator arms

We generate revenue from the sales of manipulator arm accessories. The customer base includes both direct purchasers from We, as well as those who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when the control of the manipulator arm accessories has been transferred to customers. The transfer of control is considered complete when manipulator arm accessories have been received by customers. In the normal course of business, our manipulator arm accessories are sold with no right of return.

Revenue from sales of raw materials and scraps of manipulator arms

We generate revenue from the sales of raw materials and scraps of manipulator arms. The customer base includes both direct purchasers from us, as well as those who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering raw materials and scraps of manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when the control of the manipulator arm raw materials and scraps have been transferred to customers. The transfer of control is considered complete when manipulator arm raw materials and scraps have been received by customers. In the normal course of business, our manipulator arm raw materials and scraps are sold with no right of return.

Revenue from installation services

We generate revenue from providing the installation services to customers who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is installing the manipulator arms specified by the customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when we have fulfilled our obligation of installing manipulator arms and the customer has accepted them, with no further obligations remaining on either party.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of December 31, 2024 and 2023, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Our disaggregation of revenue for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Years ended December 31,
	2024	2023	2022
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$10,328,959	$9,815,219	$6,181,009
Revenue from sales of accessories of manipulator arms	1,437,989	998,034	137,209
Revenue from sales of raw materials and scraps of manipulator arms	3,934,593	1,662,923	222,826
Revenue from installation services	95,442	134,697	111,264
Total revenue	$15,796,983	$12,610,873	$6,652,308

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions on December 31, 2024 and 2023.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for our affiliated entities in the PRC remained open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

Foreign currency translation

Our functional and reporting currency is the U.S. dollars. Our Operating Entity in China uses Renminbi as the functional currency.

The financial statements of our Company and our subsidiaries are translated into U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For us, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Wenzao Huang	52	Chairman of the Board of Directors and Director
Rongjun Xu	35	Chief Executive Officer
Yanting Chen	43	Chief Financial Officer
Yunjun Huang	35	Director
Yaner Zhang	39	Independent Director
Yongfu Zeng	53	Independent Director
Yongjun Zhou	54	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Wenzao Huang has served as our director since January 4, 2023 and appointed as the chairman of the board of directors since August 31, 2023. Mr. Huang began his career in the industrial manipulator arms industry in 2016 when he founded our subsidiary Ewatt and acted as its chairman of the board of directors since its inception. Prior to the establishment of Ewatt, Mr. Huang held senior leadership positions in multiple hardware and plastics manufacturing companies. Mr. Huang has been the legal representative for Chongqing Zhensheng Plastic Products Co., Ltd. since 2015. He served as the general manager for Dayu Yaodong Hardware and Plastic Products Co., Ltd. since 2013, and acted as the legal representative for Quanzhou Huasen Hardware and Plastic Products Co., Ltd. since 2009. In 1995, Mr. Huang obtained his bachelor’s degree in food engineering from Zhengzhou Grain College, now known as Henan University of Technology, China.

Mr. Rongjun Xu has served as our Chief Executive Officer since August 31, 2023. Mr. Xu joined Ewatt in October 2016 as the research and development manager and he was later promoted to vice general manager in 2020. Prior to that, Mr. Xu served as the vice general manager for Quanzhou Huasen Hardware and Plastic Products Co., Ltd. from August 2012 to September 2016. In 2012, Mr. Xu obtained his bachelor’s degree in electronic commerce from Quanzhou Normal University, China.

Ms. Yanting Chen has served as our Chief Finance Officer since August 31, 2023. Ms. Chen has worked for Ewatt since June 2022 as the vice general manager as well as the financial manager. Ms. Chen has more than two decades of professional experience in accounting and financial positions. Prior to joining us, Ms. Chen held senior financial leadership roles at various electronics and electrical equipment manufacturing companies. From April 2017 to May 2021, Ms. Chen served as the financial manager for Xiamen Yingnuo’er Charging Source Electronics Co., Ltd. From July 2011 to March 2017, Ms. Chen served as the financial manager for Xiamen Xinlechuang Electronics Co., Ltd. From August 2006 to June 2011, Ms. Chen served as the financial supervisor for Xiamen Feitianshi Automation Control Co., Ltd. In 2002, Ms. Chen obtained her bachelor’s degree in accounting from Fujian Agriculture and Forestry University, China.

Mr. Yunjun Huang has served as our director since April 19, 2023. Mr. Yunjun Huang is the co-founder of Ewatt and has served as the executive director and general manager since Ewatt’s establishment. From April 2013 to August 2016, Mr. Huang served as the general manager and legal representative for Quanzhou Aichuangxin Mechanical Equipment Co., Ltd. In 2008, Mr. Yunjun Huang obtained his vocational degree in computer numerical control machining from Sanming Technical School, China.

Ms. Yaner Zhang has served as our independent director since December 20, 2024. Ms. Zhang has served as a project manager at Pan-China Certified Public Accountants LLP (Xiamen Branch) since January 2021. Prior to her current role, she served as the financial manager for Xiamen Yangshun Technology Co., Ltd. from June 2017 to December 2020, and as the financial manager for Xiamen Miluoxi Development Co., Ltd. from May 2015 to May 2017. Ms. Zhang holds an intermediate title of accounting in the PRC and is certified as a tax advisor in the PRC as well. In 2009, she obtained her bachelor’s degree in accounting from Fujian Agriculture and Forestry University, China.

Mr. Yongjun Zhou has served as our independent director since December 20, 2024. Mr. Zhou has held the positions of executive vice president and associate researcher at Min’nan University of Science and Technology since December 2019. From February 2009 to November 2019, he served as the vice president of Fujian Normal University Min’nan College of Science and Technology, the predecessor of Min’nan University of Science and Technology. During his positions in Min’nan University of Science and Technology, he was employed as the guest associate professor at college of economic of American Purlinton University from January 2018 to December 2019. Mr. Zhou is also certified as corporate human resources management specialist in 2018. Mr. Zhou obtained his bachelor’s degree in food engineering from Zhengzhou Grain College, now known as Henan University of Technology, China, in 1993.

Mr. Yongfu Zeng has served as our independent director since December 20, 2024. He has been licensed to practice law in the PRC since October 2001. Mr. Zeng is the founder of Fujian Minfang Law Firm and has been serving as its legal representative and managing partner since 2012. Prior to establishing Fujian Minfang Law Firm, Mr. Zeng worked as a partner at Fujian Minzhong Law Firm from February 2004 to November 2012. Mr. Zhou obtained an undergraduate certificate in law from Xiamen University, China, in 2005.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of $90,857 as compensation to our executive officers and directors. As of the date of this annual report, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The Operating Entity is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yongfu Zeng, Yongjun Zhou, and Yaner Zhang. Yaner Zhang is the chairperson of our audit committee. We have determined that Yongfu Zeng, Yongjun Zhou, and Yaner Zhang satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yaner Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Yongjun Zhou, Yaner Zhang, and Yongfu Zeng. Yongfu Zeng is the chairperson of our compensation committee. We have determined that Yongjun Zhou, Yaner Zhang, and Yongfu Zeng satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel, or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yaner Zhang, Yongfu Zeng, and Yongjun Zhou. Yongjun Zhou is the chairperson of our nominating and corporate governance committee. We have determined that Yaner Zhang, Yongfu Zeng, and Yongjun Zhou satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience, and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association as may be amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	declaring dividends and distributions; and

●	convening shareholders’ general meetings and reporting its work to shareholders at such meetings.

Terms of Directors and Executive Officers

Each of our directors holds office until he or she is removed from office by the Company by ordinary resolutions or a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.

The office of our director shall also be automatically vacated, if he or she: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his or her office by notice in writing to the Company; (d) is removed from office by ordinary resolution; (e) is convicted of an arrestable offence; or (f) dies.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we have agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insider Participation Concerning Executive Compensation

Prior to the establishment of our compensation committee, our chairman of the board of directors and director, Wenzao Huang, made all determinations regarding executive officer compensation from the inception of our Company. Upon its establishment, our compensation committee is responsible for making all determinations regarding executive officer compensation.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. You will be able to review the code of ethics by accessing our public filings at the SEC’s website at www.sec.gov.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers

●	each of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 14,500,000 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned			Voting Power
	Number		%	%
Directors and Officers:(1)
Wenzao Huang	4,376,625	(2)	30.184%	30.184%
Rongjun Xu	-		-	-
Yanting Chen	-		-	-
Yunjun Huang	2,255,000	(3)	15.552%	15.552%
Yaner Zhang	-		-	-
Yongfu Zeng	-		-	-
Yongjun Zhou	-		-	-
All directors and executive officers as a group (Seven individuals):	6,631,625		45.735%	45.735%
5% Shareholders:
LIANKEN ENTERPRISE LIMITED(4)	4,376,625		30.184%	30.184%
TIANHUA ENTERPRISE LIMITED(5)	3,723,750		25.681%	25.681%
XINGCAN ENTERPRISE LIMITED(6)	2,255,000		15.552%	15.552%
WEIBO ENTERPRISE LIMITED(7)	1,394,625		9.618%	9.618%
Kerui Enterprise Limited(8)	750,000		5.172%	5.172%

Notes:
(1)	Unless otherwise indicated, the business address of each of the individuals is No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China.
(2)	These shares represent 4,376,625 Ordinary Shares held through LIANKEN ENTERPRISE LIMITED, of which Mr. Wenzao Huang is the sole member and sole director, and accordingly, Mr. Wenzao Huang has voting and dispositive control.
(3)	These shares represent 2,255,000 Ordinary Shares held through XINGCAN ENTERPRISE LIMITED, of which Mr. Yunjun Huang is the sole member and sole director, and accordingly, Mr. Yunjun Huang has voting and dispositive control.
(4)	The number of Ordinary Shares beneficially owned prior to the IPO represents 4,376,625 Ordinary Shares held by LIANKEN ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Wenzao Huang, our chairman of the board of directors and director, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	The number of Ordinary Shares beneficially owned prior to the IPO represents 3,723,750 Ordinary Shares held by TIANHUA ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Xiaolong Chen, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	The number of Ordinary Shares beneficially owned prior to the IPO represents 2,255,000 Ordinary Shares held by XINGCAN ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Yunjun Huang, our director, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	The number of Ordinary Shares beneficially owned prior to the IPO represents 1,394,625 Ordinary Shares held by WEIBO ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Jinliang Xu, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	The number of Ordinary Shares beneficially owned prior to the IPO represents 750,000 Ordinary Shares held by Kerui Enterprise Limited, a British Virgin Islands company, which is 100% owned by Ms. Lihui Xu, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 13.79% of our issued and outstanding ordinary shares are held in the United States by one record holder, CEDE & Company.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

The following is a list of related parties with which the Group has transactions:

Name	Relationship with the Company
Wenzao Huang	Director and shareholder of the Company
Yunjun Huang	Director and shareholder of the Company
Xiaolong Chen	Shareholder of the Company
Lihui Xu	Shareholder of the Company
Lianken Enterprise Limited (“Lianken”)	100% equity interest owned by Wenzao Huang
Tianhua Enterprise Limited (“Tianhua”)	100% equity interest owned by Xiaolong Chen
Xingcan Enterprise Limited (“Xingcan”)	100% equity interest owned by Yunjun Huang
Weibo Enterprise Limited (“Weibo”)	100% equity interest owned by Jinliang Xu
Quanzhou Huasen Hardware and Plastic Products Co., Ltd (“Quanzhou Huasen”)	100% equity interests owned by Wenzao Huang
Dayu Yaodong Hardware and Plastic Products Co., Ltd (“Dayuyaodong”)	A member of the board of supervisors of Dayuyaodong is Wenzao Huang

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related Party Balances

Accounts	Name of Related Parties	As of December 31, 2024	As of December 31, 2023
Due to related parties	Wenzao Huang	$162,034	$1,793
	Lihui Xu	24,734	511,225
Net due to related parties		$186,768	$513,018

Accounts	Name of Related Parties	As of December 31, 2024	As of December 31, 2023
Due from related parties	Yunjun Huang	—	352,118
	Lianken	258	—
	Tianhua	258	—
	Xingcan	257	—
	Weibo	257	—
Net due from related parties		$1,030	$352,118

Related Party Transactions

For the fiscal year ended December 31, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$160,507	$1,000
Lihui Xu	20,609	517,379
Total	$181,116	$518,379

For the fiscal year ended December 31, 2024, the Operating Entity provided loans to related parties. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$257	$—
Tianhua	256	—
Xingcan	256	—
Weibo	256	—
Yunjun Huang	—	347,428
Total	$1,025	$347,428

For the fiscal year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$42,466	$40,673
Yunjun Huang	269,739	671,109
Xiaolong Chen	153,988	153,988
Lihui Xu	511,225	—
Total	$977,418	$865,770

For the fiscal year ended December 31, 2022, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$416,109	$4,284,593
Yunjun Huang	99,569	2,439,748
Xiaolong Chen	—	3,269,431
Total	$515,678	$9,993,772

The following table summarizes the Operating Entity’s sales transactions with the related parties:

	For the year ended December 31
	2024	2023	2022
Quanzhou Huasen	$4,139	$13,383	$51,323
Dayuyaodong	1,230	602	36,732
Suzhou Ewatt	—	—	90,256
Total	$5,369	$11,348	$178,311

For the years ended December 31, 2024, 2023, and 2022, the Company generated revenue from related parties in the amount of $5,369, $11,348, and $178,311, respectively.

The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Accounts	Name of Related Parties	As of December 31, 2024	As of December 31, 2023
Accounts receivable	Quanzhou Huasen	$—	$7,207
Total		$—	$7,207

As of December 31, 2024 and 2023, the Company’s accounts receivable balance from related parties amounted to nil and $7,207, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, neither we nor the Operating Entity is a party to any material legal or administrative proceedings. From time to time, the Operating Entity may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the Operating Entity’s resources, including management’s time and attention. Furthermore, as of the date of this annual report, the Operating Entity is not a party to any domestic or international claims or litigation with respect to defective products or other matters.

Dividend Policy

As of the date of this annual report, neither of our PRC subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profit or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare final dividend, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors.

Current PRC regulations permit Fujian INLIF to pay dividends to Juli HK and Ewatt to pay dividends to Fanqi HK, only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, Juli HK and Fanqi HK. Juli HK will rely on payments made from Fujian INLIF, which will in turn rely on payments made from Ewatt. Fanqi HK will rely on payments made from Ewatt. In addition, Fujian INLIF is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from the PRC subsidiaries’ operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Juli HK may be considered a non-resident enterprise for tax purposes, so that any dividends Fujian INLIF pays to Juli HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we will rely on payments from our Hong Kong subsidiaries, Juli HK and Fanqi HK, as dividends. Juli HK will rely on payments made from Fujian INLIF, which will in turn rely on payments made from Ewatt. Fanqi HK will rely on payments made from Ewatt. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Fujian INLIF to its immediate holding company, Juli HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Juli HK intends to apply for the tax resident certificate if and when Fujian INLIF plans to declare and pay dividends to Juli HK. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 2, 2025 under the symbol “INLF.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 2, 2025 under the symbol “INLF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333- 279569), as amended, initially filed with the SEC on May 21, 2024.

C. Material Contracts

As of the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Foreign Exchange.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and last amended on December 6, 2024, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although INLIF Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of INLIF Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of INLIF Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that INLIF Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dacheng, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dacheng believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. An opinion on PRC tax matters by Dacheng, our PRC counsel, was filed as Exhibit 8.1 to the registration statement on Form F-1, initially filed with the SEC on May 21, 2024.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

Currently, as resident enterprises in the PRC, Fujian INLIF is subject to the enterprise income tax at the rate of 25% and Ewatt is subject to the enterprise income tax at the rate of 15%. Under particular circumstances, such as an enterprise being identified as a small-scale minimal profit enterprise or as a new high-tech enterprise, or its domicile authority having a preferential tax policy, the EIT rate is by various degrees. Pursuant to such regulations and policies, as resident enterprises in the PRC, Fujian INLIF is subject to the enterprise income tax at the rate of 25% and Ewatt is subject to the enterprise income tax at the rate of 15%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that INLIF Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

As for the value-added tax, or the “VAT,” pursuant to the current laws and regulations of the PRC, our PRC subsidiaries mainly apply to two different VAT arrangements as of the date of this annual report: (a) As a small-scale taxpayer without essential business operation, Fujian INLIF is only subject to the VAT tax rate of 3%, and; (b) As a general tax payers who is eligible for preferential tax policies and engaged with various businesses, the VAT tax rate of Ewatt can be divided into four parts, including:(i) the VAT tax rate for sales of goods and services is 13%; (ii) the VAT tax rate for software licensing is 13%; (iii) the VAT tax rate for lease of tangible movables is 13%; and (iv) the VAT tax rate for providing technical service is 6%.

Hong Kong Taxation

In accordance with the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), a company incorporated or registered in Hong Kong is subject to profit tax in respect of its assessable profits arising in or derived from Hong Kong. For the year of assessment 2018/2019 onwards, the Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Taxation

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below only addresses U.S. Holders (as defined below) that purchase Ordinary Shares of the Company. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them for the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if our Ordinary Shares continue to be listed on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the past IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules for the current year. We must make a separate determination each year as to whether we are a PFIC, however, there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in the IPO, together with any other assets held for the production of passive income, it is possible that, for any future taxable years, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raised in the IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC in the future years. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of us being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still be able to avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares continue to be regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC, and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-279569), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our Ordinary Shares will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our Ordinary Shares will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government.

As of December 31, 2024, we had U.S. dollar-denominated cash of US$1,268.74. We have not been exposed to material risks due to changes in foreign exchange rates as the U.S. dollar-denominated cash we hold is minimal.

Credit Risk

As of December 31, 2024 and 2023, we had cash and cash equivalents of $2,467,638, and $598,933, respectively. Our cash was deposited at financial institutions in the PRC and Hong Kong where there currently are no rules or regulations requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates are not material. We have not used any derivative financial instruments to manage our interest risk exposure.

Inflation Risk

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333- 279569), as amended, which was declared effective by the SEC on December 20, 2024, for our IPO, which was closed on January 3, 2025. We issued and sold an aggregate of 2,000,000 Ordinary Shares, at a price of $4.00 per share. The total gross proceeds received from the IPO was $8,000,000, before deducting underwriting discounts and other related expenses payable by the Company. AC Sunshine Securities, LLC was the underwriter of our IPO.

We incurred approximately $2,308,356 in expenses in connection with our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the IPO were approximately $7,440,000 after deducting underwriting discounts, from such amount, $5,691,644 of the net proceeds remained available after reimbursing PRC subsidiaries for expenses advanced from them in connection with the IPO. For the period from the effectiveness of the registration statement on Form F-1 to the date as of this annual report, we have not used any net proceeds from the IPO and we still intend to use the net proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-279569).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified certain material weaknesses and control deficiencies in the assessment of our internal control over financial reporting. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements, and which we believe to be a material weakness as December 31, 2024.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024. To remedy our identified material weakness as of December 31, 2024, we have undertaken the remedial steps described below and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of December 31, 2024

As of the date of this annual report, we have not fully addressed the above-referenced weakness. However, we have made progress in implementing remedial measures, including:

(i)	hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and

(ii)	organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and are “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Yaner Zhang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Yaner Zhang, Mr. Yongfu Zeng, and Mr. Yongjun Zhou satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our prior and current principal external auditors, for the periods indicated.

Onestop Assurance PAC and Enrome LLP

	For the Years Ended December 31,
	2023	2024
Audit fees (1)	$175,000	$181,500
Audit-related fees
Tax fees
All other fees
Total	$175,000	$181,500

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit services provided by Onestop Assurance PAC in fiscal year 2023 and the foregoing audit services provided by Enrome LLP in fiscal year 2024. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Onestop Assurance PAC and Enrome LLP.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 12, 2025, the Company appointed Enrome LLP as its independent registered public accounting firm, effective on the same day. Enrome LLP replaces Onestop Assurance PAC, the former independent registered public accounting firm, which the Company dismissed on March 12, 2025. The appointment of Enrome LLP was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

The reports of Onestop on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended 2022 and 2023 and the subsequent period through March 12, 2025, there have been no disagreements between the Company and Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop, would have caused Onestop to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there were no “‘reportable events,” requiring disclosure by us. In the same periods, we were advised by Onestop of the following outstanding material weakness in our internal control over financial reporting: lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements, which was disclosed in our F-1 for the fiscal year ended December 31, 2022 and 2023.

The matters described above constitute reportable events. The audit committee of our board of directors has discussed all reportable events above with Onestop and we authorized Onestop to respond fully to the inquiries made by Enrome concerning these reportable events.

The text above is substantially the same as that which was included in our report on form 6-K furnished to the SEC on March 13, 2025, which was provided to Onestop and on which we requested and received from Onestop a letter addressed to the SEC stating whether or not Onestop agrees with the statements therein. A copy of Onestop’s letter, dated March 13, 2025, is hereby incorporated by reference as Exhibit 15.5 to this annual report.

During each of the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through March 12, 2025, neither we nor anyone on behalf of us has consulted with Enrome regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement or a reportable event.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval for certain dilutive events, including:

●	issuance of securities in connection with the acquisition of the stock or assets of another company;

●	issuance of securities that will result in a change of control of the Company;

●	issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended; and

●	certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

Item 16K. CYBERSECURITY.

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of INLIF LIMITED and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.4	English Translation of Form of Collaboration Agreement with Customers of Ewatt Robot Equipment Co., Ltd. (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.5	English Translation of Form of Sales Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.6	English Translation of the Procurement Agreement (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.7	English Translation of the Collaboration Agreement by and between Ewatt Robot Equipment Co., Ltd. and Min’nan University of Science and Technology Dated March 3, 2023 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.8	English Translation of the Collaboration Agreement by and between Ewatt Robot Equipment Co., Ltd. and Min’nan Science and Technology College dated May 12, 2022 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.9	English Translation of the Insurance Policy for 28 Patents of Ewatt Robot Equipment Co., Ltd. Dated December 30, 2022 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP (Fuzhou)
15.2*	Consent of Enrome LLP
15.3*	Consent of Onestop Assurance PAC
97.1*	Compensation Recovery Policy
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes To Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INLIF LIMITED

By:	/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer

Date: April 28, 2025

 INDEX TO FINANCIAL STATEMENTS

INLIF LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INLIF Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of INLIF Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
INLIF Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INLIF Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

May 20, 2024

INLIF LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,467,638	$598,933
Accounts receivable, net	3,840,120	3,789,214
Inventories	5,300,458	4,493,042
Deferred offering costs, current	1,482,558	—
Prepayments and other current assets	159,570	142,095
Amounts due from related parties	1,030	352,118
TOTAL CURRENT ASSETS	$13,251,374	$9,375,402

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$3,037,312	$3,397,167
Land-use rights, net	2,130,164	2,237,684
Intangible assets, net	43,773	50,297
Deferred offering costs, non-current	—	960,241
Deferred tax assets	5,169	452
TOTAL NON-CURRENT ASSETS	$5,216,418	$6,645,841
TOTAL ASSETS	$18,467,792	$16,021,243

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$3,132,613	$2,546,418
Bank loans	4,630,581	3,662,023
Contract liabilities	1,712	65,073
Accrued expenses and other payables	222,247	259,648
Income taxes payable	27,337	12,058
Amounts due to related parties	186,768	513,018
TOTAL CURRENT LIABILITIES	$8,201,258	$7,058,238

TOTAL LIABILITIES	$8,201,258	$7,058,238

COMMITMENTS AND CONTINGENCIES (NOTE 19)

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 12,500,000 shares issued and outstanding as of December 31, 2024 and 2023)*	$1,250	$1,250
Additional paid-in capital	7,037,503	7,037,503
Statutory reserve	361,083	200,229
Retained earnings	3,201,818	1,756,183
Accumulated other comprehensive loss	(335,120)	(32,160)
TOTAL SHAREHOLDERS’ EQUITY	$10,266,534	$8,963,005
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,467,792	$16,021,243

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	Years ended December 31,
	2024	2023	2022
Revenues	15,796,983	12,610,873	6,652,308
Cost of revenues	(11,242,817)	(8,451,336)	(4,358,426)
Gross profit	4,554,166	4,159,537	2,293,882

Operating expenses:
Selling expenses	(938,941)	(688,064)	(396,421)
General and administrative expenses	(764,530)	(724,147)	(742,620)
Research and development expenses	(1,563,059)	(1,362,058)	(504,711)
Total operating expenses	(3,266,530)	(2,774,269)	(1,643,752)
Operating income	1,287,636	1,385,268	650,130

Other income (expenses):
Interest income	3,274	6,884	2,625
Interest expenses	(196,304)	(146,386)	(82,672)
Other income, net	531,198	110,159	15,010
Other expense, net	(8,370)	(17,410)	(44,274)
Exchange gain (loss)	3,893	25,344	(3,687)
Total other income (expenses), net	333,691	(21,409)	(112,998)
Income before income tax	1,621,327	1,363,859	537,132
Income tax (expenses) benefits	(14,838)	(11,348)	423
Net income	1,606,489	1,352,511	537,555

Comprehensive income
Net income	1,606,489	1,352,511	537,555
Foreign currency translation adjustments, net of tax	(302,960)	(227,278)	187,942
Comprehensive income	1,303,529	1,125,233	725,497
Earnings per share, basic and diluted	0.13	0.11	0.04
Weighted average number of shares*	12,500,000	12,500,000	12,500,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares*		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive Income	Total Shareholders’
	Shares	Amount	Capital	Reserve	earnings	(Loss)	Equity
		$	$	$	$	$	$
Balance, as of December 31, 2021	12,500,000	$1,250	276,965	$11,729	$54,617	$7,176	$351,737
Capital Contributions	—	—	6,760,538	—	—	—	6,760,538
Net income	—	—	—	—	537,555	—	537,555
Appropriated statutory surplus reserves	—	—	—	41,836	(41,836)	—	—
Foreign currency translation adjustment	—	—	—	—	—	187,942	187,942
Balance, as of December 31, 2022	12,500,000	$1,250	7,037,503	53,565	550,336	195,118	7,837,772
Net income	—	—	—	—	1,352,511	—	1,352,511
Appropriated statutory surplus reserves	—	—	—	146,664	(146,664)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(227,278)	(227,278)
Balance, as of December 31, 2023	12,500,000	$1,250	$7,037,503	$200,229	$1,756,183	$(32,160)	$8,963,005
Net income	—	—	—	—	1,606,489	—	1,606,489
Appropriated statutory surplus reserves	—	—	—	160,854	(160,854)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(302,960)	(302,960)
Balance, as of December 31, 2024	12,500,000	$1,250	$7,037,503	$361,083	$3,201,818	$(335,120)	$10,266,534

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	1,606,489	1,352,511	537,555
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	347,977	367,029	388,233
Allowance for (reversal of) credit losses	(154)	(19,930)	15,975
Loss on disposal of property, plant, and equipment	—	5,432	—
Deferred tax assets	—	—	(423)
Changes in operating assets and liabilities:
Accounts receivable	(50,752)	(1,552,991)	(716,876)
Intangible assets	—	(53,086)	—
Inventories	(807,416)	(2,025,725)	1,093,218
Prepayments and other current assets	(17,474)	94,160	170,093
Accounts payable, trade	586,195	2,057,775	(103,240)
Contract liabilities	(63,361)	65,073	(137,699)
Other payables and accrued liabilities	(37,401)	98,485	(7,507)
Tax payable	15,279	11,505	(301)
Net cash provided by operating activities	1,579,382	400,238	1,239,028

Cash flows from investing activities:
Purchase of property, plant, and equipment	(25,759)	(219,121)	(18,165)
Disposal of property, plant, and equipment	—	989	—
Amount loan to related parties	(1,025)	—	—
Proceeds from repayment by related parties	347,428	—	—
Net cash provided by (used in) investing activities	320,644	(218,132)	(18,165)

Cash flows from financing activities:
Capital Contributions	—	—	6,760,538
Proceeds from short-term loans	7,143,130	3,671,841	2,526,378
Repayment of short-term loans	(6,059,153)	(2,400,819)	(1,486,105)
Deferred offering costs	(522,318)	(919,207)	(42,060)
Amount financed from related parties	181,116	977,418	515,678
Amount repaid to related parties	(518,379)	(865,770)	(9,993,772)
Net cash provided by (used in) financing activities	224,396	463,463	(1,719,343)
Effect of exchange rate changes	(255,717)	(131,597)	397,892
Net increase (decrease) in cash	1,868,705	513,972	(100,588)
Cash and cash equivalents at beginning of the year	598,933	84,961	185,549
Cash and cash equivalents at end of the year	2,467,638	598,933	84,961

Supplemental disclosures of cash flows information:
Cash paid for income taxes	1,707	475	303
Cash paid for interest expense	191,859	143,727	82,672

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and principal activities

INLIF Limited (the “Company”) is a holding company incorporated under the laws of the Cayman Islands on January 4, 2023. The Company owns 100% of the equity interests in Yunfei Enterprise Limited (“Yunfei BVI”), a company incorporated under the laws of the British Virgin Islands on January 30, 2023. Yunfei BVI owned 100% of the equity interests in Juli Enterprise Limited (“Juli HK”), a company incorporated under the laws of Hong Kong, the People’s Republic of China (the “PRC” or “China”), on March 8, 2023.

Juli HK owns 100% of the equity interests in Fujian INLIF Technology Co., Ltd (“Fujian INLIF”), a company incorporated in the PRC on April 21, 2023. Fujian INLIF is a wholly foreign-owned entity. Fujian INLIF owns 94% of the equity interests in Ewatt Robot Equipment Co., Ltd. (“Ewatt”), a company incorporated in the PRC on September 28, 2016.

Fanqi Enterprise Limited (“Fanqi HK”), a company incorporated under the laws of Hong Kong, China, on December 30, 2022, owns 6% of the equity interests in Ewatt, and Fanqi HK is 100% owned by Yunfei BVI.

Prior to the reorganization of Ewatt, Ewatt was 40% owned by Mr. Wenzao Huang, 40% owned by Mr. Xiaolong Chen and 20% owned by Mr. Yunjun Huang on incorporation.

Ewatt owned 100% of the equity interests in Suzhou Ewatt Intelligent Equipment Co., Ltd (“Suzhou Ewatt”), a company incorporated in the PRC on December 20, 2020, which was dissolved on December 20, 2022.

On February 6, 2023, the three individual shareholders (Mr. Wenzao Huang, Mr. Xiaolong Chen, and Mr. Yunjun Huang) of Ewatt agreed to transfer 11.75% and 1% the equity interests of Ewatt to Mr. Jinliang Xu and Fanqi HK, respectively. All shareholders agreed with Fanqi HK acquiring additional 5% equity interests of Ewatt on June 16, 2023.

The five shareholders of Ewatt became the shareholders of the Company on September 6, 2023, and these shareholders owns 100% of the equity interests in the Company (the “Controlling Shareholders”).

Since the Company and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the Cayman Islands, and the British Virgin Islands. Details of the Company and the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
The Company	January 4, 2023	Cayman	Parent	Holding company
Yunfei BVI	January 30, 2023	BVI	100	Holding company
Juli HK	March 8, 2023	Hong Kong, China	100	Holding company
Fanqi HK	December 30, 2022	Hong Kong, China	100	Holding company
Fujian INLIF	April 21, 2023	Nan’an, China	100	Holding company
Ewatt	September 28, 2016	Nan’an, China	100	Producing and selling manipulator arms and accessories
Suzhou Ewatt(1)	December 20, 2020	Suzhou, China	100	Selling manipulator arms and accessories

(1)	Suzhou Ewatt was dissolved on December 20, 2022.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, allowance for doubtfucredit lossesl accounts, and warranty liabilitiecosts of manipulator arms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2024 and 2023, cash and cash equivalents balances were $2,467,638 and $598,933, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,500) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

In connection with the adoption of ASC 326 Financial Instruments-Credit Losses (the “ASC 326”) on January 1, 2020, the new accounting standard replaced the incurred loss impairment methodology for recognizing credit losses with a new methodology that requires recognition of lifetime expected credit losses when a financial asset is originated or purchased, even if the risk of loss is remote, which results in losses being recognized earlier. The new methodology (referred to as the current expected credit losses model, or “CECL”) applies to most financial assets measured at amortized cost, including accounts receivables, and requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepayment and other current assets

Prepayment and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2024 and 2023, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	10 years
Office Equipment	5 years
Electronic equipment	3 to 5 years
Vehicles	4 years
Machinery Equipment	10 years
Building Improvement	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress

Construction in progress is comprised primarily of two new buildings designated for manufacturing purposes. They will be reclassified from construction in process to buildings within property, plant, and equipment once they are fully equipped and available for use.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 50 years and the rental period is from November 15, 2019, to November 15, 2069.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased patents. The Company amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, impairment of long-lived assets was nil.

Warranty liabilities

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Company’s best estimate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, operating lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company accounts for the revenue generated from sales of its products (injection molding machine-dedicated manipulator arms, accessories of manipulator arms, raw materials and scraps of manipulator arms) and services (installation and warranty services) on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods or services.

For the years ended December 31, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated arms and installation and warranty services

The Company generates revenue from the sales of standard and customized manipulator arms (product) to customers. The Company enters into contracts with customers as a principal. The contracts contain three performance obligations for domestic customers, including transferring the product to the customers, offering installation and warranty services in exchange for consideration. For oversea customers, there is one single performance obligation, which is transferring the product to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 120 days for business customers with good creditworthiness. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been delivered to the customers and the customers have accepted it in accordance with the sales contract. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. The Company generally provides one-year warranty services against defects in materials and workmanship for its customers.

Revenue from sales of accessories of manipulator arms

The Company generates revenue from the sales of manipulator arm accessories. The customer base includes both direct purchasers from the Company, as well as those who procure the Company’s manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the control of the manipulator arm accessories has been transferred to customers. The transfer of control is considered complete when manipulator arm accessories have been received by customers. In the normal course of business, the Company’s manipulator arm accessories are sold with no right of return.

Revenue from sales of raw materials and scraps of manipulator arms

The Company generates revenue from the sales of raw materials and scraps of manipulator arms. The customer base includes both direct purchasers from the Company, as well as those who procure the Company’s manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering raw materials and scraps of manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the control of the manipulator arm raw materials and scraps have been transferred to customers. The transfer of control is considered complete when manipulator arm raw materials and scraps have been received by customers. In the normal course of business, the Company’s manipulator arm raw materials and scraps are sold with no right of return.

Revenue from installation services

The Company generates revenue from providing the installation services to customers who acquire manipulator arms and accessories through third parties. The contracts contain one single performance obligation, which is installing the manipulator arms specified by the customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the Company has fulfilled its obligation of installing manipulator arms and the customer has accepted them, with no further obligations remaining on either party.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of December 31, 2024 and 2023, other than accounts receivables, advances from customers and contract liabilities, the Company had no other material contract assets, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Years ended December 31,
	2024	2023	2022
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$10,328,959	$9,815,219	$6,181,009
Revenue from sales of accessories of manipulator arms	1,437,989	998,034	137,209
Revenue from sales of raw materials and scraps of manipulator arms	3,934,593	1,662,923	222,826
Revenue from installation services	95,442	134,697	111,264
Total revenue	$15,796,983	$12,610,873	$6,652,308

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of manipulator arms and installation service and warranty service, (ii) cost of accessories for manipulator arms, (iii) cost of raw materials and scraps for manipulator arms, and (iv) cost of installation services.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

Advertising costs, which consist primarily of offline advertising related costs, are expensed as incurred and amounted to $140,115, $21,872 and $39,461 for the years ended December 31, 2024, 2023 and 2022, respectively.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the Operating Entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $45,650, $31,602 and $73,774 for the years ended December 31, 2024, 2023 and 2022, respectively.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024, the Company capitalized $1,482,558 of current deferred offering costs; as of December 31, 2023, the Company capitalized $960,241 of non-current deferred offering costs.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of December 31, 2024 and 2023, the balance of the required statutory reserves was $361,083 and $200,229, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2024 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and 2022, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2023, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19 pandemic. In early December 2022, the Chinese government announced a nationwide relaxation of its zero-COVID policy, leading to a surge in infections following the easing of restrictions. Although the spread of the COVID-19 appears to be under control as of the date of this annual report, the future ramifications remain highly uncertain and unpredictable, and the Company’s operations may have to scale back again in the future. If this pandemic persists, global commercial activities may face additional constraints, including reduced consumer spending, disruptions in business operation, interruption of supply chains, travel complexities, and workforce reduction. As such, the potential influence of the COVID-19 pandemic on the Company’s operations and financial outcomes over the long term will be contingent upon its ongoing evolution in China and worldwide, which the Company cannot predict with a reasonable degree of certainty.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024 and 2023, the aggregate amounts of cash of $2,467,638 and $598,776, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 17. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Cash on hand	$491	$—
Deposits with banks	2,467,147	595,699
Other monetary funds	—	3,234
Cash and cash equivalents	$2,467,638	$598,933

As of December 31, 2024 and 2023, the Company had a total of $2,467,638 and $598,933 in cash and cash equivalents held inside the PRC and Hong Kong, respectively.

Note 4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Accounts receivable- third parties	$3,842,981	$3,785,022
Accounts receivable- related parties	—	7,207
Less: allowance for credit losses	(2,861)	(3,015)
Accounts receivable, net	$3,840,120	$3,789,214

For the years ended December 31, 2024 and 2023, the Company recorded allowance for credit losses of third parties for $2,861 and $3,015, respectively.

The Company subsequently collected outstanding an accounts receivable balance of $3,654,428 for the year ended December 31, 2024 as of the date of this report.

Changes of allowance for credit losses are as follows:

	For the year ended December 31,
	2024	2023	2022
Beginning balance	$3,015	$22,945	$6,970
Additional reserve through credit loss expense	—	—	15,975
Bad debt reversal	(154)	(19,930)	—
Ending balance	$2,861	$3,015	$22,945

Note 5. Inventories

Inventories consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Raw materials	$4,095,069	$4,058,576
Finished goods	497,010	54,573
Goods shipped in transit	595,723	—
Work in progress	112,656	379,893
Total inventories	$5,300,458	$4,493,042

For the years ended December 31, 2024 and 2023, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Note 6. Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Prepaid expenses to purchase raw materials	$28,359	$—
Prepaid consulting fee	78,090	—
Other current assets	12,839	123,341
Other receivable	10,614	9,652
Others	29,668	9,102
Prepayments and other current assets	$159,570	$142,095

For the years ended December 31, 2024 and 2023, the Company recorded no allowance for other receivable.

Note 7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Building	$2,734,965	2,811,776
Office Equipment	191,073	195,604
Electronic Equipment	203,588	189,983
Vehicles	224,023	231,751
Machinery Equipment	471,202	484,436
Building Improvement	809,045	831,767
Construction in progress	6,152	—
Subtotal	$4,640,048	$4,745,317
Less: accumulated depreciation	(1,602,736)	(1,348,150)
Total	$3,037,312	$3,397,167

As of December 31, 2024 and 2023, the buildings with carrying value of $2,282,356 and $2,435,495 have been pledged for the purpose of obtaining bank loans.

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $295,693, $316,559 and $337,909, respectively.

For the year ended December 31, 2024, the depreciation expenses included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $71,780, $215,727, $4,105, and $4,081, respectively.

For the year ended December 31, 2023, the depreciation expenses included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $62,917, $246,005, $3,500, and $4,137, respectively.

For the year ended December 31, 2022, the depreciation expenses included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $62,026, $266,898, $4,583, and $4,402, respectively.

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Land-use rights	$2,319,598	$2,384,743
Less: accumulated amortization	(189,434)	(147,059)
Land-use rights, net	$2,130,164	$2,237,684

As of December 31, 2024 and 2023, the land-use rights with carrying value of $2,130,164 and $2,237,684 have been pledged for the purpose of obtaining bank loans.

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $47,060, $47,823 and $50,324, respectively.

For the year ended December 31, 2024, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $9,496 and $37,564, respectively.

For the year ended December 31, 2023, the amortization expenses included in the cost of sales and general and administrative expenses were approximately nil and $47,823, respectively.

For the year ended December 31, 2022, the amortization expenses included in the cost of sales and general and administrative expenses were approximately nil and $50,324, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$47,060
Fiscal year 2026	47,060
Fiscal year 2027	47,060
Fiscal year 2028	47,060
Fiscal year 2029	47,060
Thereafter	1,894,864
Total	$2,130,164

Note 9. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Patents	$51,498	$52,944
Less: accumulated amortization	(7,725)	(2,647)
Intangible assets, net	$43,773	$50,297

Amortization expenses included in general and administrative expenses were $5,224, $2,647 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2024	$5,224
Fiscal year 2025	5,224
Fiscal year 2026	5,224
Fiscal year 2027	5,224
Fiscal year 2028	5,224
Thereafter	17,653
Total	$43,773

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Account payable to third party suppliers	3,132,613	2,546,418
Total accounts payable	$3,132,613	$2,546,418

Note 11. Short-term bank loans

Short-term bank loans consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Fujian Rural Commercial Bank	$410,998	$422,541
Industrial and Commercial Bank of China	4,082,584	3,239,482
China Merchants Bank	136,999	—
Total short-term bank loans	$4,630,581	$3,662,023

As of December 31, 2024, a total of $4,082,584 bank loan was pledged by land-use rights and buildings owned by Ewatt and guaranteed by Wenzao Huang, Baohua Xu, Yunjun Huang and Zhaoxia Chen. A total of $410,998 of bank loans was guaranteed by Wenzao Huang, Baohua Xu, Jinliang Xu, Xiaolong Chen and Yunjun Huang. Guarantors Wenzao Huang, Jinliang Xu, Xiaolong Chen and Yunjun Huang are related parties of the Company. The interest is paid on a monthly basis and the principal is repaid in full at maturity.

Short-term loans as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	December 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

Short-term loans as of December 31, 2023 consisted of following:

For the year ended December 31, 2023 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China*	October 17, 2022	October 17, 2023	17,000,000	$2,394,400	4.20%
Industrial and Commercial Bank of China**	January 6, 2023	January 5, 2024	6,000,000	845,082	4.20%
Industrial and Commercial Bank of China	October 10, 2023	September 13, 2024	17,000,000	2,394,400	4.20%
Fujian Rural Commercial Bank	August 23, 2023	August 22, 2024	3,000,000	422,541	4.95%
Total secured short-term bank loans as of December 31, 2023			26,000,000	$3,662,023

*	The short-term loan of Industrial and Commercial Bank of China was repaid on October 10, 2023.
**	The short-term loan of Industrial and Commercial Bank of China was extended to December 19, 2024.

Note 12. Contract liabilities

Contract liabilities consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Advance from customers	$1,712	$65,073
Total contract liabilities	$1,712	$65,073

	For the year ended December 31,
	2024	2023
Balance at the beginning of the year	$65,073	$—
Cash received in advance	24,043	65,073
Revenue recognized from operating balance of deferred revenue	(65,073)	—
Revenue recognized from contract liabilities arising during the year	(22,331)	—
Balance at the end of the year	$1,712	$65,073

Note 13. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Payroll Payable	$135,599	$119,928
Other payable	55,046	139,720
Warranty Liabilities	31,602	—
Total accounts payable	$222,247	$259,648

Other payables mainly consist of non-trade payables to third parties and VAT payable.

Note 14. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and Yunfei BVI is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

In accordance with the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), a company incorporated or registered in Hong Kong is subject to profit tax in respect of its assessable profits arising in or derived from Hong Kong. For the year of assessment 2018/2019 onwards, the Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

According to the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises and Individual Industrial and Commercial Households, jointly issued by the Ministry of Finance and the SAT on April 7, 2021, for the year ended December 31, 2021 and 2022, once an enterprise meets certain requirements and is identified as a small-scale and low-profit enterprise, the taxable income below $0.16 million was subject to a reduced tax rate of 2.5%, the taxable income between $0.16 million and $0.47 million was subject to a reduced rate of 10%.

The Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises further reduce the tax rate for small-scale and low-profit enterprises on March 14, 2022. It was stipulated that from January 1, 2022 to December 31, 2024, the taxable income between $0.16 million and $0.47 million of a qualified small-scale and low-profit enterprise is subject to a further reduced rate of 5%.

Ewatt was qualified as a small-scale and low-profit enterprises and enjoyed a reduced income tax rate of 2.5% because their taxable income was below $0.16 million for the year ended December 31, 2022.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%. If Ewatt is not classified as a small-scale or low-profit enterprise by the local government and therefore does not qualify for the preferential tax rates outlined in the Notice on Implementation of Preferential Tax Policies for Small Low-Profit Enterprises in the future, it will still be eligible for a reduced income tax rate of 15% from December 2022 to December 2025 due to its status as an HNTE.

For the year ended December 31, 2024, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

The provision for income tax consisted of the following:

	For the year ended December 31
	2024	2023	2022
Current income tax expenses	$19,636	$11,243	$—
Deferred income tax (benefits) expenses	(4,798)	105	(423)
Total income tax expenses (benefits)	$14,838	$11,348	$(423)

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the year ended December 31
	2024	2023	2022
Income before income tax expenses	$1,621,327	$1,363,859	$537,132
Income tax computed at statutory EIT rate (25%)	405,332	342,047	134,283
Tax effect of preferential tax treatments	(162,830)	(136,819)	(120,855)
Effect of research and development credits	(227,664)	(204,309)	(13,700)
Effect of other non-deductible expenses	4,798	10,324	272
Current income tax provision	$19,636	$11,243	$—
Tax effect of deferred tax recognized	(4,798)	105	(423)
Total income tax expenses (benefits)	$14,838	$11,348	$(423)

The significant components of deferred tax assets were as following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax assets	$5,169	$452
Total deferred tax assets	$5,169	$452

The Company’s taxes payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Income tax payable	$27,337	$12,058
Other tax payables	39,056	45,944
Total tax payable	$66,393	$58,002

Other tax payables mainly consist of VAT payable, city construction tax payable, property tax and land use tax payable, stamp tax payable, and education fund payable.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Note 15. Equity

Ordinary Shares

On April 10, 2024, the Company passed shareholder resolutions and board resolutions to change its share capital from USD 50,000 divided into 5,000,000 Ordinary Shares of par value USD 0.01 each, among which 300,000 Ordinary Shares of par value USD 0.01 each are issued, to USD 50,000 divided into 500,000,000 Ordinary Shares of par value USD 0.0001 each, among which 12,500,000 Ordinary Shares of par value USD 0.0001 each are issued.

To change the Company’s share capital, each shareholder surrendered, and the Company accepted the surrender of such number of Ordinary Shares as set forth next to the name of each shareholder in the table below:

Name of Surrendering Shareholder	No. of Shares immediately before Shares Sub-division	No. of Shares immediately after Shares Sub-division	No. of Surrendered Share	No. of Shares after Share Sub-division and Surrender
LIANKEN ENTERPRISE LIMITED	105,039	10,503,900	6,127,275	4,376,625
TIANHUA ENTERPRISE LIMITED	89,370	8,937,000	5,213,250	3,723,750
XINGCAN ENTERPRISE LIMITED	54,120	5,412,000	3,157,000	2,255,000
WEIBO ENTERPRISE LIMITED	33,471	3,347,100	1,952,475	1,394,625
Kerui Enterprise Limited	18,000	1,800,000	1,050,000	750,000
Total:	300,000	30,000,000	17,500,000	12,500,000

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of December 31, 2024 and 2023, the balance of the required statutory reserves was $361,083 and $200,229, respectively.

Note 16. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2024 and 2023, amounts restricted were the paid-in-capital, additional paid-in-capital and statutory reserve of the PRC entities, which amounted to $7,399,836 and $7,238,982, respectively.

Note 17. Customer and Supplier Concentration

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company sold a substantial portion of products to two customers (41.97% and 10.54% of total revenue) during fiscal year 2024.

The Company sold a substantial portion of products to one customer (22.68% of total revenue) during fiscal year 2023. As of December 31, 2023.

There were no customers accounting for greater than 10% of the Company’s revenue during fiscal year 2022.

The loss of any significant customers or the failure to attract new customers could have a material adverse effect on the Operating Entity’s business, and the Company’s consolidated results of operations and financial condition.

For the year ended December 31, 2024, three suppliers contributed approximately 24.45%, 18.40%, and 11.61% of total purchases made by the Company, respectively.

For the year ended December 31, 2023, three suppliers contributed approximately 16.46%, 12.63%, and 10.25% of total purchases made by the Company, respectively.

For the year ended December 31, 2022, three suppliers contributed approximately 20.35%, 19.71%, and 14.25% of total purchases made by the Company, respectively.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the Operating Entity’s business, and the Company’s consolidated results of operations and financial condition.

Note 18. Related party transactions

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzao Huang	Director and shareholder of the Company
Yunjun Huang	Director and shareholder of the Company
Xiaolong Chen	Shareholder of the Company
Lihui Xu	Shareholder of the Company
Lianken Enterprise Limited (“Lianken”)	100% equity interest owned by Wenzao Huang
Tianhua Enterprise Limited (“Tianhua”)	100% equity interest owned by Xiaolong Chen
Xingcan Enterprise Limited (“Xingcan”)	100% equity interest owned by Yunjun Huang
Weibo Enterprise Limited (“Weibo”)	100% equity interest owned by Jinliang Xu
Quanzhou Huasen Hardware and Plastic Products Co., Ltd (“Quanzhou Huasen”)	100% equity interests owned by Wenzao Huang
Dayu Yaodong Hardware and Plastic Products Co., Ltd (“Dayuyaodong”)	A member of the board of supervisors of Dayuyaodong is Wenzao Huang

2) Related party balances

Accounts	Name of related parties	As of December 31, 2023	As of December 31, 2023
Due to related parties	Wenzao Huang	$162,034	$1,793
	Lihui Xu	24,734	511,225
Net due to related parties		$186,768	$513,018

Accounts	Name of related parties	As of December 31, 2023	As of December 31, 2023
Due from related parties	Yunjun Huang	—	352,118
	Lianken	258	—
	Tianhua	258	—
	Xingcan	257	—
	Weibo	257	—
Net due from related parties		$1,030	$352,118

3) Related party transactions

For the fiscal year ended December 31, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$160,507	$1,000
Lihui Xu	20,609	517,379
Total	$181,116	$518,379

For the fiscal year ended December 31, 2024, the Operating Entity provided loans to related parties. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$257	$—
Tianhua	256	—
Xingcan	256	—
Weibo	256	—
Yunjun Huang	—	347,428
Total	$1,025	$347,428

For the fiscal year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$42,466	$40,673
Yunjun Huang	269,739	671,109
Xiaolong Chen	153,988	153,988
Lihui Xu	511,225	—
Total	$977,418	$865,770

For the fiscal year ended December 31, 2022, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$416,109	$4,284,593
Yunjun Huang	99,569	2,439,748
Xiaolong Chen	—	3,269,431
Total	$515,678	$9,993,772

The following table summarizes the Operating Entity’s sales transactions with the related parties:

	For the year ended December 31
	2024	2023	2022
Quanzhou Huasen	$4,139	$13,383	$51,323
Dayuyaodong	1,230	602	36,732
Suzhou Ewatt	—	—	90,256
Total	$5,369	$11,348	$178,311

For the years ended December 31, 2024, 2023 and 2022, the Company generated revenue from related parties in the amount of $5,369, $11,348 and $178,311, respectively.

The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Accounts receivable	Quanzhou Huasen	$—	$7,207
Total		$—	$7,207

As of December 31, 2024 and 2023, the Company’s accounts receivable balance from related parties amounted to nil and $7,207, respectively.

Note 19. Commitments and Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

In August 2024, the Company engaged in contractual agreements with two external service providers, pertaining to the planning and design of two new facilities designated for manufacturing operations, which incurs a payment obligation of $17,208.

Note 20. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the SEC. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

The registration statement for the Company’s IPO became effective on December 20, 2024. On January 3, 2025, the Company consummated the IPO of 2,000,000 ordinary shares. The Public Units were sold at an offering price of $4.00 per unit generating gross proceeds of $8,000,000.

The loan from the Industrial and Commercial Bank of China in an amount of $821,998, originally due on November 19, 2025, has been extended to February 6, 2026.

On April 9, 2025, the Board of Directors of the Company approved the 2025 Equity Incentive Plan. The Plan reserves 1,400,000 Ordinary Shares for issuance pursuant to awards such as stock options, restricted shares, restricted share units, and other equity-based awards. The Plan is intended to support the Company’s long-term growth by attracting and retaining key personnel.

Note 21. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of December 31, 2024	As of December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$1,339	$83
Total current assets	1,339	83

Non-Current Assets
Investment in subsidiaries	$10,426,328	$8,963,818
Total non-current assets	10,426,328	$8,963,818
Total Assets	$10,427,667	$8,963,901

LIABILITIES
Current Liabilities
Amounts due to related parties	$161,133	$896
Total current liabilities	161,133	896

Total liabilities	$161,133	$896

EQUITY
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 12,500,000 shares issued and outstanding as of December 31, 2024 and 2023)*	1,250	1,250
Additional paid-in capital	7,037,503	7,037,503
Statutory reserve	361,083	200,229
Retained earnings	3,201,818	1,756,183
Accumulated other comprehensive loss	(335,120)	(32,160)
Total Equity	$10,266,534	$8,963,005
Total Liabilities and Equity	$10,427,667	$8,963,901

Condensed statements of operations

	For the Year Ended December 31
	2024	2023	2022
Operating expenses:
Other expenses	$506	$811	$—
Share of income of subsidiaries	1,605,983	1,351,700	537,555
Net income	1,606,489	1,352,511	537,555

Comprehensive income
Net income	$1,606,489	$1,352,511	$537,555
Foreign currency translation adjustments	(302,960)	(227,278)	187,942
Comprehensive income	$1,303,529	$1,125,233	$725,497

Condensed statements of cash flows

	For the Year Ended December 31
	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$1,606,489	$1,352,511	$537,555
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,606,935)	(1,353,322)	(537,555)
Net Cash Used in Operating Activities	(446)	(811)	—

Cash Flows from Financing Activities:
Deferred offering costs	(158,030)	—	—
Amount financed from related parties	160,507	896	—
Amount repaid to related parties	(1,000)	—	—
Net Cash Provided by Financing Activities	1,477	896	—
Effect of exchange rate changes	255	(2)	—
Changes in Cash	1,256	83	—
Cash, Beginning of Year	83	—	—
Cash, End of Year	$1,339	$83	$—

*	The share amounts are presented on a retrospective basis.