Form 20-F
period 2025-12-31
INLIF Ltd
filed 2026-03-06
CIK 1991592

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Rongjun Xu, Chief Executive Officer

Telephone: +86-15375760760

Email: xrj@yiwate88.com

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	INLF	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 6,400,000 Class A ordinary shares, par value $0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

ii

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of INLIF Cayman (as defined below), par value $0.0001 per share, with 1 vote per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of INLIF Cayman (as defined below), par value $0.0001 per share, with 20 votes per share;

●	“Fanqi HK” are to Fanqi Enterprise Limited, a Hong Kong corporation, which owns 6% of the equity interests in Ewatt (as defined below) and is 100% owned by Yunfei BVI (as defined below);

●	“Fujian INLIF” are to Fujian INLIF Technology CO., LTD, a limited liability company organized under the laws of the People’s Republic of China (as defined below), which is wholly owned by Juli HK (as defined below);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Juli HK” are to Juli Enterprise Limited, a Hong Kong corporation and wholly owned subsidiary of Yunfei BVI;

●	“Operating Entity” or “Ewatt” are to Ewatt Robot Equipment Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China, which is 94% owned by Fujian INLIF;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Share of INLIF Cayman (as defined below), par value $0.0001 per share;

●	“U.S. dollars,” “$,” “USD,” or “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “INLIF Cayman,” “our Company,” and the “Company” are to INLIF LIMITED, a Cayman Islands exempted company; and

●	“Yunfei BVI” are to Yunfei Enterprise Limited, a company formed under the laws of the British Virgin Islands, which is wholly owned by INLIF Cayman.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31
US$ Exchange Rate	2025	2024	2023
At the end of the year - RMB	RMB6.9931 to $1.00	RMB7.2993 to $1.00	RMB7.0999 to $1.00
Average rate for the year - RMB	RMB7.1875 to $1.00	RMB7.1957 to $1.00	RMB7.0809 to $1.00

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

In December 2021, the CAC amended Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services, and online platform operators carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed in foreign country must apply for a cybersecurity review.

As of the date of this annual report, we have not received any notice from any PRC regulatory authority identifying us as a “critical information infrastructure operator,” “online platform operator,” or “data processor,” or requiring us to go through the cybersecurity review procedures pursuant to the Cybersecurity Review Measures and the Regulations for the Security Administration of Network Data Security (the “Data Security Administration Regulations”). According to the Cybersecurity Review Measures and the Data Security Administration Regulations, we do not expect to become subject to cybersecurity review by the CAC, given that: neither Fujian INLIF nor the Operating Entity is a critical information infrastructure operator (“CIIO”) or online platform operator with personal information of more than one million users.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions.” The Opinion requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) announced the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. As of the date of this annual report, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities.

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

We indirectly hold the equity of the Operating Entity, and thus the Operating Entity is an indirectly foreign-invested enterprise. Although the PRC government has an increasingly open attitude towards absorbing foreign investment in general, it still implements the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “Negative List”), which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As the boundaries stipulated in the Negative List are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this annual report, the business operated by the Operating Entity has not been included in the Negative List, but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether the Operating Entity’s existing business or future business will be included in future revisions. If the business of the Operating Entity is deemed to be a restricted or prohibited business based on the Negative List, our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect the Operating Entity’s operations and the value of the securities we are registering for sale.

On July 4, 2014, the State Administration of Foreign Exchange of China (the “SAFE”) issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”), which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this annual report, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, it will be deemed to be illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholders to own our equity, the Operating Entity may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to the Operating Entity, which may adversely affect the Operating Entity’s operations and our values of the securities we are registering for sale.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations since our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation of the PRC (the “SAT”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

The Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (the “HFCA Act”). The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) to conduct inspections would deprive our investors of the benefits of such inspections.

The HFCA Act was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

On August 26, 2022, the PCAOB entered into a SOP with the CSRC and the Ministry of Finance of the People’s Republic of China (the “MOF”) of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act of 2002; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information.

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

There can be no assurance that, if we have a “non-inspection” year, we will be able to take remedial measures in response thereto. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act, so we cannot assure you that we will be able to maintain the listing of the Class A Ordinary Shares on the Nasdaq or that you will be allowed to trade the Class A Ordinary Shares in the United States on the “over-the-counter” markets or otherwise. Should the Class A Ordinary Shares not be listed or tradeable in the United States, the value of the Class A Ordinary Shares could be materially affected.

Our current independent accounting firm, Enrome LLP, whose audit report is included in this annual report on Form 20-F, headquartered in Singapore, is a PCAOB-registered CPA firm which is subject to inspection by the PCAOB. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Under the PRC Enterprise Income Tax Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, the Circular of the State Administration of Taxation on Issues Concerning the Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of the Standard of Actual Management Organization issued by SAT, on April 22, 2009 and amended on December 29, 2017 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainties remain as to whether our Company or any of our other non-PRC entities will be deemed to be a PRC resident enterprise for the Enterprise Income Tax purposes. If we or any of our subsidiaries registered outside of the PRC are to be deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.

The indirect transfer of equity interests in PRC enterprises by a non-resident enterprise, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered not to have a commercial purpose and is carried out for tax avoidance. We also face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxed if our Company is the transferor in such transactions, and may be subject to withholding obligations if our Company is the transferee in such transactions. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in investors’ tax filing in China. As a result, we may be required to expend valuable resources to comply with the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (the “SAT Circular 7”) and the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax (the “SAT Circular 37”), or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our Company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

Conversion of RMB to and from other currency may be subject to governmental control in China.

Currently, the RMB cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends (if any) in foreign currencies to our shareholders, including holders of the Ordinary Shares, or payments to us, or otherwise satisfy their foreign currency dominated obligations.

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

As of the date of this annual report, (i) the Operating Entity has completed the social insurance registration and the housing fund registration; (ii) the Operating Entity did not make contributions in the full amount for the social insurance fund and the housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the Operating Entity did not make contributions in the housing fund for some employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because we did not pay the social insurance premiums in full for all employees, premium collection agencies may order us to pay or make up the arrears and may impose an overdue fine. We may be further fined if we fail to pay such overdue fines. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered to do so with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing accumulation fund deposit registration or do not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB10,000 (approximately $1,400) and not more than RMB50,000 (approximately $7,300). We cannot assure you that our employees will not complain to the relevant authorities regarding the basis of how we had made the contribution for them, which may in turn result in the relevant authorities ordering us to make supplemental contributions and/or imposing late fees or fines on us, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Risks Relating to the Operating Entity’s Business and Industry

Our expansion into the new energy sector may not succeed, and may adversely affect our business, financial condition, and results of operations.

As part of our long-term strategic transformation, the Company is accelerating its expansion into the new energy sector, which includes the development of advanced automation solutions for the lithium battery and energy storage industries. In 2025, we generated $2,388,597 from sales of new energy sector-focused products, representing 12.98% of our total revenue. Driven by the continued growth in overall market demand for new energy solutions, the Company remains confident in its strategic expansion into this sector. However, notwithstanding this confidence, such expansion exposes us to new risks and uncertainties. While we have developed new energy sector-focused products, such as the Cell Outer Blue Film Dispensing System, Module Bonding & Dispensing Equipment, and Automated Production Line for Energy Storage Battery Modules, we face the challenges of scaling operations in a rapidly evolving market, the potential for increased competition, and the risks associated with the high capital expenditures required for research and development, the successful integration of new technologies, and the expansion of our talent pool across engineering, R&D, and supply chain functions. In addition, sales of new energy sector-focused products typically involve multiple deliverables, including delivery, installation and commissioning, training and warranty services, and customers generally require inspection and acceptance testing. As a result, we may face risks of project delays, failure to meet technical specifications or customer acceptance criteria, increased warranty or remediation costs, and disputes regarding performance or acceptance, any of which could delay or reduce our revenue and adversely affect our results of operations. Moreover, scaling this business may require reallocating management attention, engineering resources, and production capacity, which could adversely affect our legacy products and operations. In 2025, sales of manipulator arms decreased in part due to reduced production capacity after reallocating production personnel to intelligent equipment projects. If we are unable to effectively execute our strategy in the new energy sector, or if we face unforeseen technical or operational challenges, it could adversely affect our business, financial condition, and results of operations.

The Operating Entity operates in a highly-competitive market and its failure to compete effectively could adversely affect both its and our business, financial condition, and results of operations.

The industrial manipulator arms industry in China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. The Operating Entity competes with manufacturers of industrial manipulator arms. See “Item 4. Information on the Company - B. Business Overview - Competition.” Some of its competitors and potential competitors have greater product development capabilities and financial, scientific, marketing, and human resources than we do. Other companies have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired effect than products we are developing. Alternative products may be developed that are more effective, more efficient, and are less costly than our products. Competitors may succeed in developing products earlier than the Operating Entity, or developing products that are more effective than the Operating Entity’s products. Over time, the Operating Entity’s technology or products may become obsolete or uncompetitive, which may adversely impact both our Operating Entity and our business, financial condition, and results of operations.

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

We derive a significant portion of our revenues from a few major customers. For the fiscal year ended December 31, 2025, two customers accounted for 24.91% and 12.98% of the Operating Entity’s total revenue, respectively. For the fiscal year ended December 31, 2024, two customers accounted for 41.97% and 10.54% of the Operating Entity’s total revenue, respectively. For the fiscal year ended December 31, 2023, one customer accounted for 22.68% of the Operating Entity’s total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. If any of these customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for the Operating Entity’s products may be reduced. Therefore, the Operating Entity could be pressured to reduce its prices or such customers could decrease the quantity of products they purchase, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any one of the largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations, and financial condition.

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

We have grown rapidly over the last few years. Our revenue increased from $12,610,873 in the fiscal year ended December 31, 2023 to $15,796,983 in the fiscal year ended December 31, 2024, with a growth rate of 25.26%, and our revenue increased from $15,796,983 in the fiscal year ended December 31, 2024 to $18,406,849 in the fiscal year ended December 31, 2025, with a growth rate of 16.52%. However, our historical performance may not be indicative of our future growth or financial results. In particular, revenue growth has slowed, and We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Moreover, even if we continue to grow revenue, our profitability and cash flows may not improve and may deteriorate, as occurred in 2025. For the fiscal year ended December 31, 2025, we incurred a net loss of approximately $5.45 million, compared to net income of $1,606,489 for the fiscal year ended December 31, 2024. Our results of operations may fluctuate, and our growth may slow or become negative, and revenue may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, changes in product mix, increases in costs (including labor, raw materials and overhead), declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies, or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, or if we are unable to manage our costs and expenses while scaling our business, our business, financial condition and results of operations may be materially and adversely affected.

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

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the share incentive plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of December 31, 2025, restricted shares to receive a total of 4,400,000 Class A Ordinary Shares were outstanding under the 2025 Employee Equity Incentive Plan and 2025 Equity Incentive Plan. We recorded share-based compensation expenses of $5,141,560 in 2025. This expense was a primary driver of the significant increase in our general and administrative expenses in 2025. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, equity awards generally result in the issuance of additional Class A ordinary shares (or are settled in shares), which will dilute existing shareholders and could adversely affect the market price of our Class A ordinary shares.

The Operating Entity sources its raw materials used for manufacturing from a limited number of suppliers. If the Operating Entity loses one or more of the suppliers, its operation may be disrupted, and both the Operating Entity’s and our results of operations may be adversely and materially impacted.

For the fiscal year ended December 31, 2025, one of the Operating Entity’s suppliers accounted for 17.71% of the total purchases. For the fiscal year ended December 31, 2024, three of the Operating Entity’s suppliers accounted for 24.45%, 18.40%, and 11.61% of the total purchases, respectively. For the fiscal year ended December 31, 2023, three of the Operating Entity’s suppliers accounted for 16.46%, 12.63%, and 10.25% of the total purchases, respectively. If we lose suppliers and is unable to swiftly engage new suppliers, the Operating Entity’s operations may be disrupted or suspended, and it may not be able to deliver products to its customers on time. The Operating Entity may also have to pay a higher price to source from a different supplier on short notice. While the Operating Entity is actively searching for and negotiating with new suppliers, there is no guarantee that it will be able to locate appropriate new suppliers or supplier merger targets in its desired timeline. As such, the Operating Entity’s and our results of operations may be adversely and materially impacted.

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

Our success will depend on the Operating Entity’s ability to continue to develop and market its products. The Operating Entity has been granted 74 patents in mainland China relating to its products. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to the PRC subsidiaries.

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

We believe that our current cash and cash equivalents, anticipated cash raised prior to this annual report, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We may, however, require additional cash resources due to changed business conditions or other future developments. For example, in 2025, we had net cash used in operating activities of $1.89 million, and our operating cash flows may continue to fluctuate. In addition, our liquidity may be affected by working capital needs, including increases in accounts receivable (which increased to $5.90 million at December 31, 2025 from $3.84 million at December 31, 2024) and inventory, including goods shipped in transit (which increased to $3.69 million at December 31, 2025 from $0.60 million at December 31, 2024). We also have short-term bank loans that may need to be renewed or refinanced from time to time. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict the Operating Entity’s operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We may be required to raise additional capital to fund the projects. Any failure of such additional fundraising may adversely affect the Operating Entity’s daily operations and may cause us to delay, curtail or abandon such projects.

We may be required to raise additional funding for the 5G digital intelligent equipment production base, the local marketing and service offices, and investment in the advancement of industrial robot and automation application technology research and development. We currently intend to finance the balance of the foregoing project costs from the Operating Entity’s working capital, bank loans, or some combination thereof. Our ability to fully fund such projects will depend upon the ability of the Operating Entity to generate sufficient cash flow from operations and raise capital from third parties. There is no assurance that cash flow from operations will be generated in sufficient amounts, or that we will be able to obtain sufficient financing on adequate terms, or at all, which could cause us to delay, curtail or abandon certain projects. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect the Operating Entity’s daily operations.

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

Risks Relating to our Ordinary Shares and the Trading Market

The public shareholders hold a minority interest in our Company and our directors, officers and other holders of 5% or more of our Class B Ordinary Shares continue to have significant influence over us.

As of the date of this annual report, our directors, officers and holders of 5% or more of our Class B Ordinary Shares collectively hold 100% of our issued and outstanding Class B Ordinary Shares, representing approximately 54.538% of the voting power in our Company, and as a result are able to exert significant influence over the management and affairs of the Company and most matters requiring shareholder approval. Our public shareholders collectively hold 100% of our issued and outstanding Class A Ordinary Shares and are not able to control matters that require shareholder approval.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to the IPO in January 2025, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management identified certain material weaknesses and control deficiencies in its assessment of our internal control over financial reporting. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

To address the material weaknesses and control deficiencies identified, we took the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We have also adopted additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 208,400,000 Class A Ordinary Shares are issued and outstanding as of February 11, 2026 and 6,400,000 are freely tradable. The remaining Ordinary Shares are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We used approximately $695,652% of the funds raised from the IPO for the construction of our 5G digital intelligent equipment production base, approximately $299,130% for the construction of an industrial robot and automation application technology research and development center project, approximately $1,391,304 for R&D materials and $584,347 for R&D personnel salaries. We still intend to use the remainder of the net proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-279569). Our management has significant discretion as to the use of the net proceeds to us from the IPO and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. However, effective March 18, 2026, our directors and officers will be subject to the insider reporting requirements of Section 16(a) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans and certain ordinary share issuances. We may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Clas A Ordinary Shares are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On October 27, 2025, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that for the last 30 consecutive business days the closing bid price for our Class A Ordinary Share was below $1.00 per share, which is the minimum closing bid price required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (collectively, the “Notice”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we are provided a compliance period of 180 calendar days from the date of the Notice, or until April 27, 2026, to regain compliance with the minimum closing bid price requirement. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see Item 10. Additional Information – E Taxation – U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules.

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

On January 3, 2025, INLIF Cayman closed its initial public offering (the “IPO”) of 2,000,000 Ordinary Shares. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-279569), which was initially filed with the SEC on May 21, 2024, as amended, and declared effective by the SEC on December 20, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis.

On June 9, 2025, INLIF Cayman passed the shareholder resolutions to re-designate and re-classify its authorized share capital as follows from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each. On the same day, INLIF Cayman passed the shareholder resolutions approving the repurchase by the Company of a total of 12,500,000 Class A Ordinary Shares held by LIANKEN ENTERPRISE LIMITED, TIANHUA ENTERPRISE LIMITED, XINGCAN ENTERPRISE LIMITED, WEIBO ENTERPRISE LIMITED, and KERUI ENTERPRISE LIMITED (each a “Class B Shareholder,” together, the “Class B Shareholders”) out of the proceeds of the fresh issuance of a total of 12,500,000 Class B Ordinary Shares at par value to the Class B Shareholders to be made for the purposes of the repurchase, and such issuance of 12,500,000 Class B Ordinary Shares to the Class B Shareholders to be made for the purposes of the repurchase.

On January 9, 2026, INLIF Cayman passed the shareholder resolutions to approve the increase of the Company’s authorized share capital from US$50,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each. On the same day, INLIF Cayman passed the shareholder resolutions to approve, conditional upon the determination of a consolidation ratio by the board of directors to effectuate consolidation of all of the authorized (including the issued and outstanding and unissued but authorized) shares of the Company at any one time or multiple times within a period of three (3) years from January 9, 2026 at the consolidation ratio and effective time as the board of directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s then effective memorandum and articles of association.

Recent Development

February 2026 PIPE Transaction

On February 8, 2026, the Company entered into a securities purchase agreement with each of 12 non-U.S. investors relating to the issuance and sale of an aggregate of 202,000,000 Class A Ordinary Shares, at $0.16012 per share for the total amounts of $32,344,240.00 (or RMB 225,617,246.12, converted at an exchange rate of RMB 6.9755 per US$1.0, being the USD/RMB central parity rate published by the Bank of China from January 28, 2026) from all investors (the “PIPE Transaction”). The closing of the PIPE Transaction occurred on February 10, 2026. The Company intends to use the proceeds from the PIPE Transaction for general corporate purposes, including working capital.

Nasdaq Notice of Deficiency

As previously disclosed on Form 6-K, filed with the SEC on October 30, 2025, on October 27, 2025, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s Class A Ordinary Shares over the 30 consecutive business day period between September 11, 2025 and October 24, 2025, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Class A Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the continued listing status of the Class A Ordinary Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days, or until April 27, 2026, to regain compliance with the Minimum Bid Price Requirement.

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

The Operating Entity produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, which are developed by the Operating Entity. The products are equipped with high-precision linear guide rails for guiding operation, giving them precise positioning, high movement speed, and stable operation. They can be used in linear, planar, and three-dimensional workpiece handling, detection positioning, automatic assembly, and other processes, demonstrating significant value in replacing manual labor, improving production efficiency, and stabilizing product quality. These products were sold to 151, 135, and 117 customers for the fiscal years ended December 31, 2025, 2024, and 2023, respectively.

Beginning in 2025, the Company expanded its product development efforts to include automation solutions for the lithium battery and energy storage value chain within the new energy industry. The Operating Entity produces new energy sector-focused products, including Cell Outer Blue Film Dispensing System, Module Bonding & Dispensing Equipment, and Automated Production Line for Energy Storage Battery Modules. The products are automation and testing equipment intended for applications in cell, module, and pack production.

The Operating Entity generates its revenue from the following sources: (i) sales of injection molding machine-dedicated manipulator arms under its own brand iNLIF (因立夫), and the provision of installation and warranty services for the manipulator arms sold; (ii) sales of injection molding machine-dedicated manipulator arms accessories, including conveyor belts, welded bases, and reducer mounting plates; (iii) sales of raw materials and scraps of injection molding machine-dedicated manipulator arms; (iv) the provision of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors; and (v) sales of new energy sector-focused products.

For the fiscal years ended December 31, 2025, 2024, and 2023, we had total revenue of $18,406,849, $15,796,983, and $12,610,873, and net loss of $5,450,453, net income of $1,627,977 and $1,352,511, respectively.

Competitive Strengths

●	Strong research and development capability. As of December 31, 2025, the Operating Entity owns 3 computer software copyrights, 38 invention patents, 34 utility model patents, and 2 design patents, enabling the Operating Entity to provide innovative and accommodative products tailored to the market demands. To facilitate its R&D, the Operating Entity has also maintained collaborative relationship with Min’nan Science and Technology College in the PRC since 2022. According to the collaboration agreements, teachers and staff from the colleges are invited to participate in the Operating Entity’s R&D projects, the intellectual properties of which will be either owned by the Operating Entity or mutually owned by both parties. See “- Research and Development (“R&D”).”

●	Comprehensive quality control system. The Operating Entity has established a comprehensive quality management system, through which the Operating Entity oversees all production procedures, including raw material inspection, storage, production, product quality examination, packaging, and shipping. The quality control management system has earned the Operating Entity a quality-related manufacturing designation, i.e., International Organization for Standardization (“ISO”) certification. See “- Quality Control.”

●	Experienced management team. The Operating Entity has an experienced management team. For example, one of the founders and the general manager of the Operating Entity, Yunjun Huang, has more than 10 years of experience in the industries of mechanics and automation, and has led 74 patent development projects from 2016 to December 31, 2025, including 34 utility model patents, 38 invention patents and two design patents. Rongjun Xu, the vice general manager of the Operating Entity, has ten years of managerial experience in the industries of plastics and metal hardware. Yanting Chen, the financial manager of the Operating Entity, has been a financial manager since 2011 for several companies in the industries of electronics and automation.

●	A broad range of customer base. As of the date of this annual report, the Operating Entity has provided its products to over 725 customers, among which, 151 have been repeat customers since 2020. Most of the customers are located in Anhui, Fujian, Guangdong, Jiangsu, Jiangxi, and Zhejiang Provinces of the PRC. The Operating Entity’s customers cover multiple industries, such as injection molding, computer, communication, consumer electronics, electrical appliance, automobile, and medical device.

Growth Strategies

●	Expansion into new energy sector. We intend to expand our business into the new energy sector, including the lithium battery and energy storage value chain. As part of this strategy, we have increased resources across engineering, research and development, and supply chain functions and intend to increase our R&D investments to support the development of new energy sector-focused products, including turnkey automation solutions for cell, module, and pack production. We have developed a series of automation and testing equipment tailored for the new energy industry. We expect that continued product development in this area will support our efforts to address evolving customer needs and pursue additional growth opportunities in the new energy market.

●	Enhance production capacity. The Operating Entity plans to invest approximately $5.52 million from the Operating Entity’s working capital, bank loans, and the net proceeds of the IPO, in establishing, on a phased basis, a 215,000 square feet 5G digital intelligent equipment production base, which is located in Nan’an City, Fujian Province, the PRC. The construction of the Phase II production base covering approximately 14,134 square meters (about 152,137 sq ft), commenced in September 2025, and is expected to be completed in August 2026. The Operating Entity plans to use industrial robots and auxiliary equipment with integrated 5G modules to manufacture its products in the production base. At the same time, the Operating Entity intends to integrate vision systems and barcode system devices into the automated production line for data collection. Through the 5G high-speed network, the Operating Entity plans to channel the data to the control center system and manufacturing execution system (“MES”) in real time. After analyzing the production data, the control center system and MES are expected to provide the optimal production solution. Based on this analysis, the Operating Entity aims to transmit new control instructions through the 5G high-speed network, allowing itself to continuously optimize and adjust the production lines to achieve the most optimal production. In addition, the new production base will be equipped with fully automated assembly lines, on which manipulator arms will be manufactured in a continuous flow, with different parts of the manipulator arms being added as they move from workstation to workstation without waiting, thus reducing machine downtime. With the abovementioned features of the new production base, the Operating Entity expects to optimize production efficiency and enhance production capacity, which is expected to increase 300% compared to the Operating Entity’s current production capacity.

●	Increase R&D investment. The Operating Entity plans to invest approximately $4.83 million from the Operating Entity’s working capital, bank loans, and the net proceeds of the IPO, in establishing, on a phased basis, a 13,000 square feet industrial robot and automation application technology research and development center, which will be located in Nan’an City, Fujian Province, the PRC. As of the date of this annual report, the Operating Entity has invested approximately RMB 2.15 million to establish a small-scale R&D center as Phase I, the construction of which commenced in March 2025 and was completed in November 2025. The construction plan for the next phase is currently under discussion and has not yet been finalized. Upon the completion of such center, the Operating Entity intends to employ 30 additional R&D personnel and purchase advanced equipment, such as a signal generator, an optical photo scanning system, and a radio frequency communication analyzer, aiming to build a platform that focuses on the R&D of manipulator arms, control systems, and automated integration solutions. The Operating Entity also intends to promote its R&D collaboration with more universities and institutes, by entering into R&D collaboration agreements, which will allow the parties to jointly participate in the R&D of the Operating Entity’s products. With strong R&D capabilities of research institutions and the Operating Entity’s mass production ability, the Operating Entity expects to provide and commercialize advanced injection molding machine-dedicated manipulator arms with high quality and in large quantities. In addition, the Operating Entity intends to increase its R&D investments to support the development of new energy sector-focused products, including turnkey automation solutions for cell, module, and pack production.

●	Expand sales network. The Operating Entity intends to gain more market share in its existing geographic markets in southern China and expand its sales network to enter new geographic markets in eastern China and Europe. It also intends to access a broader range of customers by operating online stores via Alibaba.com and Made-in-China.com and expects to organize product launch events and training sessions. In addition, it plans to implement a series of initiatives to attract additional sales personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism. Furthermore, the Operating Entity plans to invest approximately $3.45 million to establish 24 local marketing and service offices across the PRC. These offices will serve as strategic points for promoting the Operating Entity’s products within their respective regions. Additionally, they will facilitate order placement, providing an accessible channel for the Operating Entity’s customers to purchase products.

Our Revenue Model

The Operating Entity generates its revenue from the following sources: (i) sales of injection molding machine-dedicated manipulator arms under its own brand iNLIF (因立夫), and the provision of installation and warranty services for the manipulator arms sold; (ii) sales of injection molding machine-dedicated manipulator arms accessories, including conveyor belts, reducer mounting plates, belt clamps, welded bases, and extraction beams; (iii) sales of raw materials and scraps of injection molding machine-dedicated manipulator arms; (iv) the provision of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors; and (v) sales of new energy sector-focused products.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 2,763, 2,912, and 2,704 injection molding machine-dedicated manipulator arms, respectively. The revenue derived from the sales of injection molding machine-dedicated manipulator arms and provision of installation and warranty services was $9,066,136, $10,328,959, and $9,815,219, accounting for 49.25%, 65.39%, and 77.83%, respectively, of the total revenue.

For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue derived from the sales of injection molding machine-dedicated manipulator arms accessories was $2,268,297, $1,437,989, and $998,034, accounting for 12.32%, 9.10%, and 7.91%, respectively, of the total revenue.

For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue derived from the sales of raw materials and scraps of injection molding machine-dedicated manipulator arms was $4,636,066, $3,934,593, and $1,662,923, accounting for 25.19%, 24.91%, and 13.19%, respectively, of the total revenue.

For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue derived from the provisions of installation services to customers who procure the Operating Entity’s injection molding machine-dedicated manipulator arms through third-party vendors was $47,753, $95,442, and $134,697, accounting for 0.26%, 0.60%, and 1.07%, respectively, of the total revenue.

The Operating Entity sells manipulator arms, both domestically and internationally. For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue of domestic sales was $17,091,61, $15,101,726, and $12,298,482, accounting for 92.85%, 95.60%, and 97.52%, respectively, of our revenue, and the revenue of international sales was $1,315,188, $695,257, and $312,391, accounting for 7.15%, 4.40%, and 2.48%, respectively, of our revenue.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 7, nil, and nil new energy sector-focused products, respectively. The revenue derived from the sales of new energy sector-focused products was $2,388,597, $0, and $0, accounting for 12.98%, nil%, and nil%, respectively, of the Company’s total revenue.

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

In addition, the Company has developed a series of advanced automation and testing equipment tailored for the new energy industry.

Set forth below is a summary of the three series of manipulator arms and our key new energy sector-focused products.

Transverse and Longitudinal Multi-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Transverse Three-axis Single-arm, Single-section Manipulator Arm	YLFS3-CPI60 YLFS3-CPI80 YLFS3-CPI100 YLFS3-CPI130		Transverse and longitudinal multi-axis manipulator arms are suitable for various types of horizontal injection molding machines ranging from 50 to 3,000 tons, and they are used for the removal of finished products and sprues with high requirements of exterior appearance and precision. The arm types include single-section and double-section. The up and down stroke of the single-section type is 600/800/1000/1300 mm, and the up and down stroke of the double-section type is 800/1000/1300/1500 mm. All axes are driven by high-performance AC servo motors, offering ultra-high-speed removal time.	$2,500 - $13,700
Transverse Three-axis Single-arm, Double-section Manipulator Arm	YLFS3-CPW80 YLFS3-CPW100 YLFS3-CPW130 YLFS3-CPW150			$1,500 - $4,300
Transverse Five-axis Dual-arm, Single-section Manipulator Arm	YLFS5-CPI60 YLFS5-CPI80 YLFS5-CPI100 YLFS5-CPI130			$2,900 - $3,600
Transverse Five-axis Dual-arm, Double-section Manipulator Arm	YLFS5-CPW80 YLFS5-CPW100 YLFS5-CPW130 YLFS5-CPW150

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

$2,900 - $3,600

Longitudinal Three-axis Single-arm, Double-section Manipulator Arm	YLFS3-CPW80-Z YLFS3-CPW100-Z YLFS3-CPW130-Z YLFS3-CPW150-Z YLFS3-CPW170-Z YLFS3-CPW190-Z	These manipulator arms are suitable for various types of horizontal injection molding machines ranging from 50 to 1000 tons, and they are used for the removal of finished products and sprues with high requirements of exterior appearance and precision. The arm adopts a double-section type, with an up and down stroke of 800/1000/1300/1500/1700/1900 mm. All axes are driven by high-performance AC servo motors, offering ultra-high-speed removal time. The longitudinal manipulator arm is suitable for injection molding workshops with limited area.	$2,900 - $3,600
Longitudinal Five-axis Single-arm, Double-section Manipulator Arm	YLFS5-CPW80-Z YLFS5-CPW100-Z YLFS5-CPW130-Z YLFS5-CPW150-Z		$3,500 - $5,300

Large-scale Bullhead Multi-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Large-Scale Bullhead Single-arm, Double-section Manipulator Arm	YLFS3-NPW130 YLFS3-NPW150 YLFS3-NPW170 YLFS3-NPW190 YLFS3-NPW220 YLFS3-NPW250 YLFS3-NPW300		This type of manipulator arm is suitable for the removal of finished products and sprues from various types of horizontal injection molding machines ranging from 550 to 3000 tons. The arm adopts a double-section type, with an up and down stroke of 1300/1500/1700/1900/2200/2500/3000mm. All axes are driven by high-performance AC servo motors, with gear rack transmission. The guide rails of the walking part have a large spacing in the right-angle step distribution, strong structural rigidity, and increase the load capacity for material removal by more than 30% compared to equivalent models. The arm is connected with the front and rear frames, which can move together during operation, making it suitable for the removal of large car parts and household appliance shells.	$2,850 - $35,000

Transverse Single and Double-axis Manipulator Arms

Main Product Series	Main Models	Product Image	Description	Price
Transverse Single-axis Dual-arm Single-section Manipulator Arm	YLFS1-KBI75 YLFS1-KBI85		Transverse single and double-axis manipulator arms are suitable for the removal of finished products and sprues from 50 to 450 tons horizontal injection molding machines. There are both single-section and double-section arm types. The single-section type has an up and down stroke of 750/850 mm, while the double-section type has an up and down stroke of 750/850/1100 mm. The transverse mechanism is driven by an alternating current (“AC”) servo motor, and the arm uses a two-stage double-speed structure, which is easy to adjust and stable. The manipulator arm is designed with a dual-speed functionality - it quickly descends for picking up items within the mold and gently lowers for placing items outside the mold. The arms can be matched with various types of fixtures for different products to achieve stable and perfect removal actions.	$2,000 - $3,000
Transverse Single-axis Dual-arm Double-section Manipulator Arm	YLFS1-KBW75 YLFS1-KBW85 YLFS1-KBI110			$2,000 - $3,000
Transverse Dual-axis Single-arm Double-section Manipulator Arm	YLFS2-CBW75 YLFS2-CBW85 YLFS2-CBW110			$2,000 - $3,000

New Energy Sector-Focused Products

Cell Outer Blue Film Dispensing System

Integrated with a proprietary software platform interfaced with customers’ manufacturing execution systems (MES), this fully automated system supports U-shaped and ring-shaped film wrapping processes with real-time data monitoring. Featuring multi-axis motion control (XYZ servo modules) and industrial camera-based automatic glue path verification, it is designed to achieve single-machine production capacity of up to 24 parts per minute (PPM), with a first-pass yield exceeding 99% and a defect rate below 1%.

Module Bonding & Dispensing Equipment

Designed for automatic glue dispensing and finished product packaging following module bonding, this device incorporates radio-frequency identification (RFID) for module verification and charge-coupled device (CCD) vision-based automated optical inspection (AOI). It is designed to ensure high-precision dispensing with ±1% accuracy, a cycle time of 88 seconds per piece, and a 2,600ml glue barrel capacity.

Automated Production Line for Energy Storage Battery Modules

This one-stop solution integrates the full production process, from cell loading to module roll-off, covering dispensing, stacking, welding, end-of-line (EOL) testing, and safety device installation. Featuring high production capacity and minimal manual intervention, it supports multiple module specifications and process variations with exceptional adaptability and efficiency.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 2,328, 2,099, and 2,105 transverse and longitudinal multi-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $6,621,437, $6,968,029, and $6,885,240 accounting for 74.46%, 68.88%, and 72.11%, respectively, of the total revenue of the sales of manipulator arms.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 418, 702, and 564 large-scale bullhead multi-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $2,264,003, $2,890,325, and $2,555,619, accounting for 25.46%, 28.57%, and 26.77%, respectively, of the total revenue of the sales of manipulator arms.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 17, 111, and 25 transverse single and double-axis manipulator arms, respectively. The revenue derived from the sales of this series of manipulator arms was $7,384, $257,868, and $11,527, accounting for 0.08%, 2.55%, and 0.12%, respectively, of the total revenue of the sales of manipulator arms.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity sold 7, nil, and nil new energy sector-focused products, respectively. The revenue derived from the sales of new energy sector-focused products was $2,388,597, nil, and nil, accounting for 12.98%, nil%, and nil%, respectively, of the Company’s total revenue.

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

The Operating Entity’s production lines run 10 hours per day and 250 days per year. For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity produced 2,763, 3026, and 2,711 manipulator arms and were at about 96.95%, 96.52%, and 95.12% capacity, respectively.

Beginning in 2025, the Operating Entity commenced production of new energy sector-focused products. For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity produced 7, nil, and nil new energy sector-focused products, respectively.

Customers

The Operating Entity sells its manipulator arms directly to its customers, who are mainly injection molding machine manufacturers and industrial automation companies. The Operating Entity sources its customers through multiple channels, including (i) industry exhibitions/expos, (ii) media advertising, and (iii) referrals from former and existing customers. The Operating Entity sells its manipulator arms both domestically and internationally. As of the date of this annual report, the Operating Entity exports its products to India, South Korea, and Vietnam only. The Operating Entity intends to sell its manipulator arms in Europe before 2026. It received the European Union’s CE certification for its 25 models of manipulator arms for an injection molding machine, which allows the Operating Entity to sell these 25 models of manipulator arms in Europe. Please see “- Quality Control.”

Beginning in 2025, the Operating Entity commenced sale of new energy sector-focused products to its customer, who is intelligent equipment manufacturer and technology services provider.

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

For the fiscal year ended December 31, 2025, the Operating Entity sold its products to 151 customers, of which 144 were domestic customers and 7 were international customers. For the fiscal year ended December 31, 2024, the Operating Entity sold its products to 135 customers, of which 132 were domestic customers and three were international customers. For the fiscal year ended December 31, 2023, the Operating Entity sold its products to 117 customers, of which 115 were domestic customers and 2 were international customers.

Two customers, Shantou Haisu Machinery Co., Ltd. and Xiamen Junming Technology Co., Ltd., accounted for 24.91% and 12.98% of the Company’s total revenue for the fiscal year ended December 31, 2025, respectively. Two customers, Shantou Haisu Machinery Co., Ltd. and Ningbo Suji Machinery Manufacturing Co., Ltd., accounted for 41.97% and 10.54% of the Company’s total revenue for the fiscal year ended December 31, 2024, respectively. One customer, Shantou Haisu Machinery Co., Ltd., accounted for 22.68% of the Company’s total revenue for the fiscal year ended December 31, 2023.

As of the date of this annual report, the Operating Entity is not aware of any warnings, investigations, prosecutions, disputes, claims or other proceedings in respect of the products it manufactures or sells overseas, nor has it been penalized or can foresee any penalties to be made by any overseas jurisdiction with respect to product safety.

Suppliers

The Operating Entity’s suppliers are (i) providers of raw materials and auxiliary materials for the manufacturing of manipulator arms, which materials include linear guides, steel plates, gear reducers, servo motors, and servo accessories; and (ii) providers of raw materials and auxiliary materials for the manufacturing of new energy sector-focused products, which materials include Rocktin Pico piezoelectric jetting systems, dispensing systems, servo motors, coating machine frames, UV adhesive storage tanks, lifting frames, conveyor frames, and other components. All of the Operating Entity’s suppliers are located in China. The Operating Entity sources its suppliers through multiple channels: (i) industry exhibitions/expos, (ii) professional journals, and (iii) referrals from customers.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Operating Entity had a total of 296, 130, and 150 suppliers, respectively. Although the Operating Entity can utilize any supplier it determines, we believe that it has established stable relationships with its significant suppliers through years of cooperation. There are no minimum purchase requirements with any of the suppliers, including the significant ones below.

One suppliers, Tianjin Shenghuatai Steel Co., Ltd. accounted for 17.71% of the Operating Entity’s total supplies purchased, for the fiscal year ended December, 2025. Three suppliers, Tianjin Shenghuatai Steel Co., Ltd., Foshan Wenxing Trade Co., Ltd., and Xiamen Chuanrui Machinery Technology Co., Ltd., accounted for 24.45%, 18.40%, and 11.61% of the Operating Entity’s total supplies purchased, respectively, for the fiscal year ended December, 2024. Three suppliers, Mansi (Xiamen) Intelligent Technology Co., LTD, Cangnan County Yongyi New Material Co., LTD, and Fujian Yadeke Intelligent Equipment Co., LTD, accounted for 16.46%, 12.63%, and 10.25% of the Operating Entity’s total supplies purchased, respectively, for the fiscal year ended December 31, 2023.

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

Sales

As of December 31, 2025, the Operating Entity has a sales team of 16 employees. The compensation package for the sales team includes fixed base salaries, bonuses, vacations, and social insurance. The Operating Entity provides its sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel. Key provisions of employment agreements with the sales team members include the contract period (fixed time or indefinite duration), job description, occupational hazard protection, and termination provisions, and the employment agreements comply with the labor laws of the PRC in all material aspects.

Research and Development (“R&D”)

The Operating Entity invests in R&D, aiming to develop new products and improve its existing products to accommodate the market needs. The R&D expenses totaled approximately $2,067,322, $1,563,059, and $1,362,058 for the fiscal years ended December 31, 2025, 2024, and 2023, respectively. R&D expenses mainly consist of applicable personnel, sample manufacturing, and materials expenses. As of December 31, 2025, the Operating Entity had a total of 30 employees in the R&D department. Below is a list of the most senior employees in the R&D department.

Name	Title	Credential	Years of Experience	Achievements
Jinjiang Su	R&D Engineer	Associate Degree of Applied Electronic Technology	19	Project leader of 33 injection molding machine-dedicated manipulator arm projects, inventor of seven utility models
Hongzhang Cai	R&D Engineer	Associate Degree of Numerical Control	10	Project leader of eight injection molding machine-dedicated manipulator arm projects, inventor of three utility models
Jiancai Wang	Software Engineer	Bachelor of Computer Science, Junior Engineer	13	One of the designers of three computer software
Siyu Jiang	Electrical Engineer	Bachelor of Electrical Automation	8	One of the developers of three patents
Han Ning	Engineer	Bachelor’s degree in Mechanical Design, Manufacturing and Automation (Jianghan University)	13	Extensive experience in automated machinery design
Junxin Huang	Technical Engineer	Associate Degree of Automobile Inspection and Maintenance	10	Key person in the team of sample production and inspection, who participates in all major projects of the Operating Entity

To facilitate its R&D, the Operating Entity enters into collaboration agreements with universities. As of the date of this annual report, the Operating Entity entered into two collaboration agreements as discussed below.

The Operating Entity entered into a collaboration agreement with Min’nan University of Science and Technology on March 3, 2023, with a contract period of five years, pursuant to which Min’nan University of Science and Technology agreed to refer its distinguished graduates to the Operating Entity, send its prominent teachers and staff to participate in the Operating Entity’s R&D projects (the intellectual properties resulting from such agreement to be mutually owned by both parties), provide lectures and professional skills training for the Operating Entity’s employees, and provide other services, such as document translation and consultation related to business development, operation, and management. According to the agreement, the Operating Entity agreed to establish centers for internship, training, and R&D on campus, providing equipment and technology for the students to complete their internships or graduation projects. The Operating Entity also agreed to provide the students research topics for graduation projects and dissertations, which topics arise from the difficulties it encountered during its production, and to direct its engineers or project managers to supervise the students for completing their graduation projects or dissertations. As of the date of this annual report, six patents have been produced under this agreement.

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

As of December 31, 2025, the Operating Entity has 74 registered patents, which consist of 38 invention patents, 34 utility model patents, and 2 design patents in mainland China. See “- Intellectual Property.” Faced with the ever-changing market demands, it continues to invest in acquiring new patents and technologies that are tailored to the market’s fast-changing requirements.

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

Components and Raw Materials Inspection Process Flowchart

Production Check Process Flowchart

Product Examination Process Flowchart

The quality control management system has earned the Operating Entity a quality-related manufacturing designation. In 2024, the Operating Entity received ISO certification, which certified that the Operating Entity has implemented and maintained a quality management system for its design, production, and after-sales service of coordinate manipulators, non-standard automation equipment, which fulfils the requirements of the ISO 9001:2015 standard, demonstrating the Operating Entity’s ability to consistently provide products that meet customers’ and applicable statutory and regulatory requirements. With the quality control management system, the Operating Entity is able to consistently produce safe products, which earned the Operating Entity a number of international certifications. In 2021, the Operating Entity received the European Union’s CE certification for its 25 models of manipulator arms for an injection molding machine, which confirmed that the manipulator arms meet all the necessary health and safety requirements of the Machinery Directive 2006/42/EC, and the Operating Entity is allowed to sell these 25 models of manipulator arms in Europe. In addition, in 2022, the Operating Entity received Korea Certification for its transverse five-axis dual-arm, double-section manipulator arms, which signified these products’ compliance with Korea’s product safety requirements for electrical and electronic equipment. In 2025, the Operating Entity obtained Underwriters Laboratories (“UL”) certification for products marketed in the United States. North America (including the United States and Canada) is a key end market for high-end manufacturing, where mechanical and electrical products are subject to stringent safety certification requirements. UL certification is a core market-access credential in the region and a component of our quality control framework. As a widely recognized third-party safety certification body, UL’s mark indicates compliance with applicable North American safety standards, including electrical and mechanical safety and safe-use requirements, and is an important reference point for customer procurement decisions.

However, despite the quality control management system, like any manufacturer, the Operating Entity cannot eliminate the risks of errors, defects, or failures in its products. See “Item 3. Key Information - D. Risk Factors - Risks Relating to the Operating Entity’s Business and Industry - The Operating Entity may fail to detect or cure defects of its products.”

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

The Operating Entity’s major competitors include Guangdong Topstar Technology Co., Ltd., Borunte Robot Co., Ltd., GuangDong Switek Technology Co., Ltd., and Abiman Engineering China Co., Ltd. The Operating Entity competes with such competitors particularly in the area of the injection molding machine-dedicated manipulator arm, which is the main product of the Operating Entity with its sales accounting for more than 49.25%, 65.39%, and 77.83% of the Operating Entity’s total revenue in the fiscal years 2025, 2024, and 2023, respectively.

Although there can be no assurance that the Operating Entity will be able to continue to compete successfully in the future, we believe that the Operating Entity can compete successfully with these companies by offering products of better quality to numerous customers. This competitive edge is bolstered by our Operating Entity’s strong research and development capabilities, a comprehensive quality control system, an experienced management team, and a broad range of customers. See “- Competitive Strengths.”

Environmental Matters

As a manufacturer of industrial manipulator arms and new energy sector-focused products, the Operating Entity’s production activities are governed by PRC laws and regulations, including Environmental Protection Law, the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste. In order to better comply to these laws and regulations, the Operating Entity has invested $2,973 in pollutant detection and treatment for the past three years.

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

Employees

As of December 31, 2025, 2024, and 2023, the Operating Entity had 156, 124, and 107 full-time employees, respectively.

The following table provides a breakdown of the Operating Entity’s employees by function as of December 31, 2025:

Function	Number of Employees
Manufacturing	82
Sales and Marketing	16
Research and Development	30
Management	28
Total	156

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

Properties

The Operating Entity owns the premises of its offices and manufacturing facilities, which are all located at No. 88 Hongdu Industrial Park, Honglai Town, Nan’an City, Fujian Province, the PRC, and cover an aggregate building area of approximately 155,115 square feet, with the breakdown set for in the table below:

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Manufacturing Facilities	24,918
Floors No. 1 - 7 of Building No. 6	Employee Dormitories	43,813
Floors No. 1 - 8 of Building No. 7	Office	38,900
Floors No. 1 of Building No. 3	Manufacturing Facilities	28,987

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

Intellectual Property

The Operating Entity’s relies on a combination of trademarks, patents, domain names, and copyrights to protect its intellectual property rights. As of December 31, 2025, the Operating Entity owns the following intellectual properties in China:

●	74 registered patents, which consist of 38 invention patents, 34 utility model patents, and 2 design patents (see key patents below);

●	20 registered trademarks;

●	a domain name of “yiwate88.com” with a registration date of February 21, 2017, and an expiration date of February 21, 2027; and

●	3 computer software copyrights.

Key Patents	Patent Type	Patentee
Double-cut manipulator (frame five-axis single-arm)	design patent	Ewatt
Intelligent manipulator with adjustable distance	utility model patent	Ewatt
Machine component for synchronized operation of robots	utility model patent	Ewatt
High-speed bull-head style component	utility model patent	Ewatt
Component for dual-track robotic arm	utility model patent	Ewatt
Modular rotating component	utility model patent	Ewatt
New motor fixture for vertical manipulator	utility model patent	Ewatt
Control apparatus for adjusting device working range	utility model patent	Ewatt
Buffer device for preventing vibration of manipulator	utility model patent	Ewatt
Distance-adjustable gripper for manipulator	utility model patent	Ewatt
Protective device for manipulator to grasp a workpiece	utility model patent	Ewatt
Clamping tool for the injection molding machine	utility model patent	Ewatt
Cutting device for stone back net	invention patent	Ewatt
Brush carding machine	invention patent	Ewatt
Can compression device	invention patent	Ewatt

Insurance

As required by PRC laws and regulations, the Operating Entity participates in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. The Operating Entity is required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of their employees. As of the date of this annual report, (i) the Operating Entity has completed the social insurance registration and the housing fund registration; (ii) the Operating Entity did not make contributions in the full amount for the social insurance fund and the housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the Operating Entity did not make contributions in the housing fund for some employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because we did not pay the social insurance premiums in full for all employees, premium collection agencies may order us to pay or make up the arrears and may impose an overdue fine. We may be further fined if we fail to pay such overdue fines. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing accumulation fund deposit registration or do not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB10,000 (approximately $1,400) and not more than RMB50,000 (approximately $7,300). Please see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the PRC - Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the Operating Entity to penalties.”

Except for the intellectual property insurance as described in “- Intellectual Property,” the Operating Entity does not carry any other insurances, such as key-man life insurance, product liability and professional liability insurance, property insurance, or business interruption insurance. It has determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. The Operating Entity considers its insurance coverage to be sufficient for its business operations in China. See “Item 3. Key Information - D. Risk Factors - Risks Relating to the Operating Entity’s Business and Industry - The Operating Entity has no business liability or disruption insurance, which could expose it to significant costs and business disruption, and it may incur liabilities that are not covered by insurance.”

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

Regulations Related to Foreign Investment

Company Law

The establishment, operation, and management of corporate entities in the PRC is governed by the Company Law of the PRC (the “Company Law”), which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) in December 1993 and last amended in December 2023. The Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of a company to its creditors is limited to the entire value of assets owned by the company. Liabilities of shareholders of a limited liability company are limited to the contributions for which they have subscribed. Liabilities of shareholders of a joint stock limited company are limited to the amount of capital they are legally obliged to contribute for the shares for which they have subscribed. The Company Law applies to both PRC domestic companies and foreign-invested companies. Our PRC subsidiaries are limited liability companies legally incorporated in the PRC in accordance with the Company Law on company establishment.

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

The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Negative List, as jointly promulgated on September 6, 2024 by the National Development and Reform Commission (the “NDRC”), and the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), effective on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), as jointly promulgated by the NDRC and the MOFCOM on December 25, 2025, effective on February 1, 2026. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment, unless specifically restricted by other PRC laws. Our PRC legal counsel, Dacheng, has advised us that the Operating Entity’s business is not on the Negative List and, therefore, we are not subject to any restriction or limitation on foreign ownership.

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

The National Copyright Administration of the PRC administers software copyright registration, and the CPCC is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants who meet the requirements of both the Measures for the Registration of Computer Software Copyright and the Computer Software Protection Regulations (Revised in 2013).

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

As of the date of this annual report, no administrative actions, fines, or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by our PRC subsidiaries to settle the outstanding amount of social insurance contributions and housing provident fund contributions. Please see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the PRC - Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the Operating Entity to penalties.”

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

Regulations Relating to Import and Export of Goods

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on December 10, 2001, which came into effect on January 1, 2002 and last amended on March 10, 2024, the import and export of goods are generally allowed by the PRC government, but the prohibitions or restrictions explicitly stipulated in the laws or administrative regulations shall still be complied with during the conduct of import and export of goods by individuals or entities. According to the Foreign Trade Law of the PRC promulgated by the SCNPC, on May 12, 1994, which came into effect on July 1, 1994 and last amended on December 27, 2025, unless otherwise provided by laws and regulations, the PRC government allows free export and import of goods and technologies, and protects the intellectual property rights associated with international trade. The authorities have canceled the requirements to file records and register formalities for foreign trade operators engaging in the import or export of goods or technology with the MOFCOM or the agency entrusted from December 30, 2022. Pursuant to the Customs Law of the PRC promulgated by the SCNPC, on January 22, 1987, which came into effect on July 1, 1987 and last amended on April 29, 2021, and the Administrative Provisions of the Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs of the PRC on November 19, 2021, which came into effect on January 1, 2022, unless otherwise provided for, the declaration of import or export goods and the payment of duties may be made by the consignees or consignors themselves, or by entrusted customs brokers that have been registered with the customs and such declaration shall be made by filing with the customs.

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

The SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular No. 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign currency into the accounts relating to the direct investments.

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

Value-added Tax

The Value-added Tax of the People's Republic of China (the “Value-added Tax Law”) was promulgated by the SCNPC on December 25, 2024 and came into effect on January 1, 2026. The Regulation on the Implementation of the Value-Added Tax Law of the People’s Republic of China (the “Implementation of the Value-Added Tax Law”) was promulgated by the State Council on December 25, 2025 and came into effect on January 1, 2026. The Value-added Tax Law and the Implementation of the Value-added Tax Law are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decision of the State Council on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to the Value-added Tax Law, the VAT tax rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Circular 7”). Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonably commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonably commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interests of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, the SAT issued the SAT Circular 37 which further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises.

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

PRC Laws and Regulations Relating to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the registration as required by State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the State Administration of Taxation and effective from August 24, 2009, listed companies and their domestic organizations must, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

C. Organizational Structure

See “- A. History and Development of the Company.”

D. Property, Plants and Equipment

See “- B. Business Overview - Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

Year ended December 31, 2025 compared to year ended December 31, 2024

	For the years ended December 31,		Changes
	2025	2024	Amount	%
Net revenue	$18,406,849	$15,796,983	$2,609,866	16.52%
Cost of revenue	(14,113,060)	(11,242,817)	(2,870,243)	25.53%
Gross profit	4,293,789	4,554,166	(260,377)	(5.72)%
Operating expenses:
Selling expenses	(953,121)	(938,941)	(14,180)	1.51%
General and administrative expenses	(7,090,780)	(764,530)	(6,326,250)	827.47%
Research and development expenses	(2,067,322)	(1,563,059)	(504,263)	32.26%
Total operating expenses	(10,111,223)	(3,266,530)	(6,844,693)	209.54%
Income from operations	(5,817,434)	1,287,636	(7,105,070)	(551.79)%
Other income (expenses):
Interest income	3,583	3,274	309	9.44%
Interest expenses	(157,277)	(196,304)	39,027	(19.88)%
Exchange gain	264,159	3,893	260,266	6,685.49%
Bank service fees	(6,146)	(4,623)	(1,523)	32.94%
Non-operating income	268,077	531,198	(263,121)	(49.53)%
Non-operating expenses	(1,611)	(3,747)	2,136	(57.01)%
Total other income, net	370,785	333,691	37,094	11.12%
(Loss) Income before income tax	(5,446,649)	1,621,327	(7,067,976)	(435.94)%
Income tax benefits (expenses)	397	(14,838)	15,235	(102.68)%
Net (loss) income	$(5,446,252)	$1,606,489	$(7,052,741)	(439.02)%

Net Revenue

Our revenue is reported net of all VAT. We primarily derive revenue from the sales of manipulator arms, including related installation and warranty services, the sales of accessories and raw materials for manipulator arms, and the sales of new energy sector-focused products.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the years ended December 31,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Manipulator arms and installation and warranty services	$9,066,136	49.25%	$10,328,959	65.39%	$(1,262,823)	(12.23)%
Accessories	2,268,297	12.32%	1,437,989	9.10%	830,308	57.74%
Raw materials and scraps	4,636,066	25.19%	3,934,593	24.91%	701,473	17.83%
Installation services	47,753	0.26%	95,442	0.60%	(47,689)	(49.97)%
New energy sector-focused products	2,388,597	12.98%	—	0.00%	2,388,597	—%
Total revenue	$18,406,849	100.00%	$15,796,983	100.00%	$2,609,866	16.52%

Compared with net revenue for the year ended December 31, 2024, our net revenue increased by $2.61 million, or 16.52%, for the year ended December 31, 2025, which was primarily attributable to (i) a decrease in sales of manipulator arms, including installation and warranty services, by approximately $1.26 million, primarily due to a temporary reduction in production capacity after reallocating certain production personnel to newly introduced new energy sector-focused products projects in the second half of 2025. As a result, production volume decreased to 2,763 units in 2025 from 3,026 units in 2024. Management believes this reduction was caused by a temporary operational adjustment. It does not reflect a structural decline in demand for the Company’s core products. The Company plans to gradually increase the number of production personnel assigned to manipulator arm manufacturing. This adjustment is intended to restore production capacity; (ii) an increase in sales of manipulator arms accessories by approximately $0.83 million, driven by higher replacement and assembly demand from both existing and new customers; (iii) an increase in sales of raw materials and scraps by approximately $0.70 million, as customers continued to purchase replacement materials directly from us due to pricing advantages, product compatibility with our equipment, and supply reliability; (iv) a decrease in sales of installation services by approximately $0.05 million, mainly due to lower manipulator arm sales and certain customers using their own personnel or engaging us only in an advisory role, resulting in reduced installation hours; and (v) an increase in sales of new energy sector-focused products by approximately $2.39 million, attributable to the delivery and customer acceptance of new energy sector-focused products projects for new energy automation production lines, a business line newly commenced in 2025. These products mainly consist of automation equipment used in lithium battery manufacturing processes, including battery cell outer blue film dispensing systems. We also provide related services, including installation and commissioning, training for customer personnel, and warranty support.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, such as servo motors and servo systems, linear guides, steel plates, and planetary reducers, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the years ended December 31,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Manipulator arms and installation and warranty services	$6,534,774	46.30%	$6,612,889	58.81%	$(78,115)	(1.18)%
Accessories	1,626,397	11.52%	1,202,438	10.70%	423,959	35.26%
Raw materials and scraps	4,022,159	28.50%	3,409,533	30.33%	612,626	17.97%
Installation services	17,678	0.13%	17,957	0.16%	(279)	(1.55)%
New energy sector-focused products	1,912,052	13.55%	—	0.00%	1,912,052	—%
Total cost of revenue	$14,113,060	100.00%	$11,242,817	100.00%	$2,870,243	25.53%

Our cost of revenue increased by 25.53% from approximately $11.24 million for the year ended December 31, 2024, to approximately $14.11 million for the year ended December 31, 2025, mainly due to (i) a slight decrease of approximately $0.08 million in cost of revenue from manipulator arms and installation and warranty services, primarily due to lower production volume, partially offset by higher production personnel salaries in 2025 compared to 2024 due to salary adjustments; (ii) an increase of approximately $0.42 million in cost of revenue from accessories, primarily due to higher sales volume; (iii) an increase of approximately $0.61 million in cost of revenue from raw materials and scraps, primarily due to increased sales volume; (iv) a slight decrease of approximately $279 in cost of revenue from installation services, remained relatively stable; and (v) an increase of approximately $1.91 million in cost of revenue from new energy sector-focused products, attributable to the commencement of this business line in 2025.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2025 and 2024, our gross profit was approximately $4.29 million and $4.55 million, respectively, and our gross profit margin was 23.33% and 28.83%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the years ended December 31,
	2025		2024		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Manipulator arms and installation and warranty services	$2,531,362	27.92%	$3,716,070	35.98%	$(1,184,708)	(31.88)%
Accessories	641,900	28.30%	235,551	16.38%	406,349	172.51%
Raw materials and scraps	613,907	13.24%	525,060	13.34%	88,847	16.92%
Installation services	30,075	62.98%	77,485	81.19%	(47,410)	(61.19)%
New energy sector-focused products	476,545	19.95%	—	—%	476,545	—%
Total gross profit	$4,293,789	23.33%	$4,554,166	28.83%	$(260,377)	(5.72)%

Compared with the gross profit for the year ended December 31, 2024, our gross profit decreased by approximately $0.26 million, or 5.72%, for the year ended December 31, 2025, mainly due to (i) a decrease in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $1.18 million, primarily due to increased production personnel salaries in 2025 compared to 2024, which, combined with lower production volume, resulted in a decline in gross margin; (ii) an increase in gross profit from sales of manipulator arm accessories by approximately $0.41 million, primarily due to lower raw material procurement costs in 2025 compared to 2024, which were not accompanied by a corresponding decrease in selling prices, resulting in an improvement in gross margin; (iii) an increase in gross profit from sales of raw materials and scraps by approximately $0.09 million, primarily due to higher sales volume, while gross margin remained relatively stable; and (iv) a decrease in gross profit from sales of installation services by approximately $0.05 million, primarily due to lower service revenue in 2025 compared to 2024, while related service costs remained relatively stable, resulting in a decline in gross profit and gross margin. The gross margin of new energy sector-focused products was approximately 19.95% in 2025. This margin was lower than the margin of manipulator arms, including installation and warranty services and accessories. The lower margin mainly reflected the early stage of this business line. We expect the margin to improve as production processes and project execution become more standardized.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025		2024		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	953,121	5.18%	938,941	5.94%	14,180	1.51%
General and administrative expenses	7,090,780	38.52%	764,530	4.84%	6,326,250	827.47%
Research and development expenses	2,067,322	11.23%	1,563,059	9.89%	504,263	32.26%
Total operating expenses	$10,111,223	54.93%	$3,266,530	20.68%	$6,844,693	209.54%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses increased by 1.51% from approximately $0.94 million for the year ended December 31, 2024, to $0.95 million for the year ended December 31, 2025. The increase was primarily attributable to higher certification expenses incurred in connection with obtaining European Conformity certification for the European Union and Underwriters Laboratories certification for the United States in 2025.

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

Our general and administrative expenses increased by 827.47% from approximately $0.76 million for the year ended December 31, 2024, to $7.09 million for the year ended December 31, 2025. The increase was primarily attributable to share-based compensation expenses of approximately $5.14 million in connection with equity awards granted to management and certain employees in May and August 2025. In addition, general and administrative expenses increased by approximately $0.17 million, due to higher payroll expenses resulting from an increase in headcount in our management department from 22 employees in 2024 to 28 employees in 2025.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 32.26% from approximately $1.56 million for the year ended December 31, 2024, to approximately $2.07 million for the year ended December 31, 2025. The increase was primarily attributable to the expansion of our research and development team, with headcount increasing from 29 employees in 2024 to 30 employees in 2025, resulting in higher personnel costs. In addition, we increased our investment in research activities, including higher material consumption and testing expenses.

As a result of our continued investment in research and development, we achieved product enhancements during 2025, including lighter-weight structural designs, upgraded servo drive systems that reduced cycle times, integration of visual positioning and AI-based defect detection technologies, and improvements in energy efficiency.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income decreased from approximately $0.53 million for the year ended December 31, 2024, to approximately $0.27 million for the year ended December 31, 2025, primarily due to lower government subsidies recognized in 2025. Government grants were higher in 2024 in connection with certain research and development projects undertaken during that year.

Our other expenses decreased from approximately $3,747 for the year ended December 31, 2024, to $1,611 for the year ended December 31, 2025, which remained relatively insignificant in both years.

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

For the year ended December 31, 2025, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

Our income tax benefits were $397 for the year ended December 31, 2025 and income tax expenses were $14,838 for the year ended December 31, 2024.

Net income

As a result of the foregoing, primarily due to increased operating expenses as discussed above, we recorded a net loss of approximately $5.45 million for the year ended December 31, 2025, compared to net income of approximately $1.61 million for the year ended December 31, 2024.

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

B. Liquidity and Capital Resources

As of December 31, 2025, we had approximately $6.72 million in cash. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the raw materials, equipment and property, and operating expenses. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our shareholders. We believe that our current cash and cash equivalents, anticipated cash raised prior to this annual report, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We may, however, be required to seek additional equity or debt financing. The issuance of ordinary shares would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Operating Entity’s Business and Industry — We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Indebtedness. As of December 31, 2025, we have short-term bank loans of approximately $4.62 million. Besides these loans, we did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations, renew commercial bank loans, and secure additional financing through equity contributions or borrowings, to support our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2025 amounted to approximately $9.60 million, compared to approximately $5.05 million as of December 31, 2024.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	(1,890,612)	1,579,383	400,238
Net cash (used in) provided by investing activities	(204,157)	320,644	(218,132)
Net cash provided by financing activities	6,867,379	224,396	463,463
Effect of exchange rate changes	(522,461)	(255,718)	(131,597)
Net increase in cash	4,250,149	1,868,705	513,972
Cash and cash equivalents at beginning of the year	2,467,638	598,933	84,961
Cash and cash equivalents at end of the year	6,717,787	2,467,638	598,933

Operating activities

For the year ended December 31, 2025, our net cash used in operating activities was $1.89 million, which was primarily attributable to (i) an increase of approximately $5.14 million in share-based compensation; (ii) an increase of approximately $2.08 million in accounts receivables; and (iii) an increase of approximately $0.15 million in accounts payables.

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

Investing activities

For the year ended December 31, 2025, our net cash used in investing activities was approximately $0.20 million, which was attributable to purchase of property, plant, and equipment used for manufacturing.

For the year ended December 31, 2024, our net cash provided by investing activities was approximately $0.32 million, which was attributable to proceeds from repayment by related parties.

For the year ended December 31, 2023, our net cash used in investing activities was approximately $0.22 million, which was attributable to the purchase of property, plant, and equipment used for manufacturing.

Financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was approximately $6.87 million, which was attributable to attributable to (i) the proceeds of approximately $7.03  million received from initial public offering, net of offering costs; (ii) proceeds of approximately $6.49 million received from short-term bank borrowings; and (iii) repayment of approximately $6.71 million of short-term bank borrowings.

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

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,618,839	$4,618,839	—	—

Short-term loans as of December 31, 2025 consisted of following:

For the year ended December 31, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	July 28, 2025	July 10, 2026	6,780,000	$969,527	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 14, 2026	6,170,000	882,298	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 16, 2026	7,050,000	1,008,137	1.30%
Industrial and Commercial Bank of China	May 21, 2025	May 7, 2026	7,000,000	1,000,987	3.85%
Industrial and Commercial Bank of China	February 28, 2025	February 6, 2026	2,800,000	400,395	3.85%
Fujian Rural Commercial Bank	August 29, 2025	August 29, 2026	2,500,000	357,495	4.95%
Total secured short-term bank loans as of December 31, 2025			32,300,000	$4,618,839

The following table sets forth our contractual obligations as of December 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,630,581	$4,630,581	—	—

Short-term loans as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	December 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

All properties owned by the Operating Entity in the below table are subject to a mortgage with a maturity date of July 16, 2026.

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Office and Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Office and Manufacturing Facilities	24,918
Floors No. 1 – 7 of Building No. 6	Office and Manufacturing Facilities	43,813
Floors No. 1 – 8 of Building No. 7	Office and Manufacturing Facilities	38,900

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 and 2024.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause us to revise our estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. We base our estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivables are recorded at the gross billing amount less allowance for expected credit losses from the customers. Accounts receivable does not bear interest.

Since January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, we changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

We maintain an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and record the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customer.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using weighted average cost method. Inventories are periodically evaluated for excess quantities and obsolescence. The carrying amounts of inventories identified as obsolete or in excess of forecasted usage are written down to their estimated net realizable value, based on factors including aging and anticipated future demand for each inventory category.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	30 years
Office Equipment	5 years
Electronic equipment	3 to 5 years
Vehicles	4 years
Machinery Equipment	10 years
Building Improvement	10 years

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

Intangible assets, net

Oue intangible assets with definite useful lives primarily are purchased patents. We amortize intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

Warranty liabilities

We generally provide limited warranties for work performed under our contracts. At the time a sale is recognized, we record estimated future warranty costs under FASB ASC 460, “Guarantees.” Such estimated costs for warranties are estimated at completion, and these warranties are not service warranties separately sold by us. Generally, the warranty provision is based on historical experience or, for new products with limited claims history, management’s estimate of future warranty costs.

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

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with us acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with us acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

We account for the revenue generated from sales of our products (injection molding machine-dedicated manipulator arms, accessories of manipulator arms, raw materials, scraps of manipulator arms, and new energy sector-focused products) and services (installation and warranty services) on a gross basis as we are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specified goods or services.

For the years ended December 31, 2025 and 2024, there was no revenue recognized on a net basis where we were acting as an agent.

Our revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services

We generate revenue from the sales of standard and customized manipulator arms (product) to customers. We enter into contracts with customers as a principal. The contracts contain three performance obligations for domestic customers, including transferring the product to the customers, offering installation and warranty services in exchange for consideration. For oversea customers, there is one single performance obligation, which is transferring the product to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 120 days for business customers with good creditworthiness. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been delivered to the customers and the customers have accepted it in accordance with the sales contract. In the normal course of business, our products are sold with no right of return unless the item is defective. We generally provide one-year warranty services against defects in materials and workmanship for our customers.

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

Revenue from new energy sector-focused products

We generate revenue from the sale of new energy sector-focused products used in lithium battery manufacturing processes, including battery cell outer blue film dispensing systems, to customers. Acting as the principal in these contracts, we fulfill four performance obligations: delivery of equipment, installation and commissioning services, training for the customer’s staff, and warranty services. We are responsible for delivering the equipment to the customer's designated location, where it will undergo inspection and acceptance testing. Additionally, we provide installation and commissioning services, including both domestic pre-acceptance and final overseas acceptance. Training is provided to ensure the customer’s staff can properly operate the equipment for smooth production. We also offer warranty services, covering maintenance and repair for a period of 12 months from the acceptance date. The terms of pricing and payment stipulated in the contracts are fixed. We generally offer customary credit terms to customers based on their creditworthiness. Revenue is recognized at a point in time when control of the equipment is transferred to the customers. The transfer of control is considered complete when the equipment has been delivered, installed as required, and accepted by the customers in accordance with the terms of the sales contracts. In the normal course of business, our equipment is sold with no right of return unless the equipment is defective or fails to meet the agreed specifications. We generally provide standard warranty services for our equipment, which assure that the equipment complies with agreed-upon specifications and are accounted for as assurance-type warranties.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of December 31, 2025 and 2024, other than accounts receivables, advances from customers and contract liabilities, we had no other material contract assets, or deferred contract costs recorded on our consolidated balance sheet.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions on December 31, 2025 and 2024.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2025, the tax years for our affiliated entities in the PRC remained open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2025 and 2024.

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

For us, except for the shareholders’ equity, the balance sheet accounts on December 31, 2025 and 2024 were translated at RMB6.9931 to $1.00 and RMB7.2993 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2025 and 2024 were RMB7.1875 to $1.00 and RMB7.1957 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

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

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Wenzao Huang	53	Chairman of the Board of Directors and Director
Rongjun Xu	37	Chief Executive Officer
Yanting Chen	45	Chief Financial Officer
Yunjun Huang	37	Director
Yaner Zhang	40	Independent Director
Yongfu Zeng	55	Independent Director
Yongjun Zhou	55	Independent Director

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of $155,548 as compensation to our executive officers and directors. As of the date of this annual report, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The Operating Entity is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

2025 Equity Incentive Plan

We adopted the 2025 Equity Incentive Plan in April 2025. As of December 31, 2025, awards to receive a total of 1,400,000 Class A Ordinary Shares were outstanding under the plan. The following paragraphs summarize the principal terms of the plan.

The following table summarizes, as of December 31, 2025, the number of Class A Ordinary Shares underlying outstanding awards that we granted to our directors and executive officers pursuant to the plan.

Name	Restricted Shares Granted	Date of Grant	Vesting Period	Date of Expiration
Wenzao Huang	-
Rongjun Xu	700,000	May 1, 2025	Vested upon grant	N/A
Yanting Chen	400,000	May 1, 2025	Vested upon grant	N/A
Yunjun Huang	-
Yaner Zhang	-
Yongfu Zeng	-
Yongjun Zhou	-

As of December 31, 2025, our employees and consultants other than directors and executive officers as a group held awards to receive 300,000 Class A Ordinary Shares pursuant to the plan.

2025 Employee Equity Incentive Plan

We adopted the 2025 Employee Equity Incentive Plan in July 2025. As of December 31, 2025, awards to receive a total of 3,000,000 Class A Ordinary Shares were outstanding under the plan. The following paragraphs summarize the principal terms of the plan.

Share reserve. The maximum aggregate number of shares that may be issued under the plan is 15,000,000 Class A Ordinary Shares. The share reserve will automatically increase on the first trading day in January of each calendar year beginning in January 2026 by an amount equal to 20% of the Company’s issued and outstanding shares as of the last trading day of the immediately preceding year (or a smaller amount determined by the Board of Directors of the Company (the “Board”)). Shares returned to the plan due to expiration, forfeiture, cancellation, or repurchase may generally be regranted, and shares tendered or withheld to pay an exercise price or satisfy tax withholding obligations may generally be added back to the reserve.

Plan administration. The plan is administered by the Board or a committee (or committees) designated by the Board (the “Administrator”), which has broad discretion to select participants, determine award types and sizes, set vesting and other terms, interpret the plan, and adopt rules and procedures.

Eligible participants and award types. Awards may be granted to employees, directors, and consultants. The plan permits the grant of share options (including incentive share options for employees only and non-statutory share options), restricted shares, share appreciation rights, performance units, performance shares, restricted share units, and other share-based awards. Awards may be settled in shares, cash, or a combination, as determined by the Administrator.

Key term of awards. Awards are evidenced by award agreements and may be subject to time-based vesting and/or performance-based conditions. Awards generally have a term of no more than 10 years from the grant date. Participants generally do not have shareholder rights unless and until shares are issued and registered in their name. Dividend treatment varies by award type and is generally subject to the same vesting/forfeiture restrictions as the underlying award.

Forfeiture/clawback; transfer restrictions. Awards are generally non-transferable except as permitted by the Administrator, and may be subject to forfeiture or recovery upon specified events (including misconduct or policy violations) and under any compensation recovery policy adopted by the Company, including policies implemented to comply with Exchange Act Rule 10D and applicable listing standards.

Adjustments. The plan includes provisions addressing adjustments to awards and the share reserve in the event of equity restructurings and similar events.

Change in control. Upon a change in control, outstanding awards are generally terminated, unless the Administrator provides alternative treatment in the applicable award agreement.

Amendment/termination. The Board may amend, suspend, or terminate the plan, subject to applicable law and stock exchange requirements, and generally may not materially impair outstanding awards without participant consent (subject to specified exceptions). The plan will terminate on the earliest of (i) distribution of all shares under the plan, (ii) termination by the Board, or (iii) the 10th anniversary of the plan’s effective date, with outstanding awards surviving in accordance with their terms.

The following table summarizes, as of December 31, 2025, the number of Class A Ordinary Shares underlying outstanding awards that we granted to our directors and executive officers pursuant to the plan.

Name	Restricted Shares Granted	Date of Grant	Vesting Period	Date of Expiration
Wenzao Huang	-
Rongjun Xu	-
Yanting Chen	-
Yunjun Huang	-
Yaner Zhang	-
Yongfu Zeng	-
Yongjun Zhou	-

As of December 31, 2025, our employees and consultants other than directors and executive officers as a group held awards to receive 3,000,000 Class A Ordinary Shares pursuant to the plan.

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

Terms of Directors and Executive Officers

Each of our directors holds office until his or her office is terminated by way of removal from office by the Company by ordinary resolutions or on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. All of our executive officers are appointed by and serve at the discretion of our board of directors.

The office of our director shall also be vacated forthwith, if he or she: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (c) resigns his or her office by notice in writing to the Company; (d) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; (e) he is prohibited by the law of the Cayman Islands from acting as a director; (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (g) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or (h) he only held office as a Director for a fixed term and such term expires.

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

D. Employees

See “Item 4. Information on the Company - B. Business Overview - Employees.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 208,400,000 Class A Ordinary Shares outstanding and 12,500,000 Class B Ordinary Shares outstanding as of February 11, 2026.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned			Voting Power
	Number	%	Number		%	%
Directors and Officers:(1)
Wenzao Huang	-	-	4,376,625	(2)	35.013%	19.095%
Rongjun Xu	700,000	0.336%	-		-	0.153%
Yanting Chen	400,000	0.192%	-		-	0.087%
Yunjun Huang	-	-	2,255,000	(3)	18.040%	9.839%
Yaner Zhang	-	-	-		-	-
Yongfu Zeng	-	-	-		-	-
Yongjun Zhou	-	-	-		-	-
All directors and executive officers as a group (Seven individuals):	1,100,000	0.528%	6,631,625		53.053%	29.174%
5% Shareholders:
LIANKEN ENTERPRISE LIMITED(4)	-	-	4,376,625		35.013%	19.095%
TIANHUA ENTERPRISE LIMITED(5)	-	-	3,723,750		29.790%	16.247%
XINGCAN ENTERPRISE LIMITED(6)	-	-	2,255,000		18.040%	9.839%
WEIBO ENTERPRISE LIMITED(7)	-	-	1,394,625		11.157%	6.085%
Kerui Enterprise Limited(8)	-	-	750,000		6.000%	3.272%
CHANGXIN ENTERPRISE LIMITED (9)	20,000,000	9.597%	-		-	4.363%
GUANGCE ENTERPRISE LIMITED(10)	19,000,000	9.117%	-		-	4.145%
ANCE ENTERPRISE LIMITED(11)	18,200,000	8.733%	-		-	3.970%
HONGCE ENTERPRISE LIMITED(12)	18,000,000	8.637%	-		-	3.927%
YUHE ENTERPRISE LIMITED(13)	16,800,000	8.061%	-		-	3.665%
HOUDE ENTERPRISE LIMITED(14)	16,500,000	7.917%	-		-	3.599%
TONGYU ENTERPRISE LIMITED(15)	16,200,000	7.774%	-		-	3.534%
YONGCE ENTERPRISE LIMITED(16)	16,000,000	7.678%	-		-	3.490%
JIUTAI ENTERPRISE LIMITED(17)	15,700,000	7.534%	-		-	3.425%
ZHONGHE ENTERPRISE LIMITED(18)	15,600,000	7.486%	-		-	3.403%
HERUI ENTERPRISE LIMITED(19)	15,500,000	7.438%	-		-	3.381%
FENGRUI ENTERPRISE LIMITED(20)	14,500,000	6.958%	-		-	3.163%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China.
(2)	These shares represent 4,376,625 Class B Ordinary Shares held through LIANKEN ENTERPRISE LIMITED, of which Mr. Wenzao Huang is the sole member and sole director, and accordingly, Mr. Wenzao Huang has voting and dispositive control.
(3)	These shares represent 2,255,000 Class B Ordinary Shares held through XINGCAN ENTERPRISE LIMITED, of which Mr. Yunjun Huang is the sole member and sole director, and accordingly, Mr. Yunjun Huang has voting and dispositive control.
(4)	The number of Ordinary Shares beneficially owned represents 4,376,625 Class B Ordinary Shares held by LIANKEN ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Wenzao Huang, our chairman of the board of directors and director, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	The number of Ordinary Shares beneficially owned represents 3,723,750 Class B Ordinary Shares held by TIANHUA ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Xiaolong Chen, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	The number of Ordinary Shares beneficially owned represents 2,255,000 Class B Ordinary Shares held by XINGCAN ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Yunjun Huang, our director, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	The number of Ordinary Shares beneficially owned represents 1,394,625 Class B Ordinary Shares held by WEIBO ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Mr. Jinliang Xu, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	The number of Ordinary Shares beneficially owned represents 750,000 Class B Ordinary Shares held by Kerui Enterprise Limited, a British Virgin Islands company, which is 100% owned by Ms. Lihui Xu, with the business address of Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	The number of Ordinary Shares beneficially owned represents 20,000,000 Class A Ordinary Shares held by CHANGXIN ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Bingxian Xu, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(10)	The number of Ordinary Shares beneficially owned represents 19,000,000 Class A Ordinary Shares held by GUANGCE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Zhongzheng Xu, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(11)	The number of Ordinary Shares beneficially owned represents 18,200,000 Class A Ordinary Shares held by ANCE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Yunyang Huang, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(12)	The number of Ordinary Shares beneficially owned represents 18,000,000 Class A Ordinary Shares held by HONGCE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Qiaoling Huang, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(13)	The number of Ordinary Shares beneficially owned represents 16,800,000 Class A Ordinary Shares held by YUHE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Zhibin Su, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(14)	The number of Ordinary Shares beneficially owned represents 16,500,000 Class A Ordinary Shares held by HOUDE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Shunming Huang, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(15)	The number of Ordinary Shares beneficially owned represents 16,200,000 Class A Ordinary Shares held by TONGYU ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Jianlin Liu, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(16)	The number of Ordinary Shares beneficially owned represents 16,000,000 Class A Ordinary Shares held by YONGCE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Zhaoyang Liu, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(17)	The number of Ordinary Shares beneficially owned represents 15,700,000 Class A Ordinary Shares held by JIUTAI ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Hongxia Xu, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110，British Virgin Islands.
(18)	The number of Ordinary Shares beneficially owned represents 15,600,000 Class A Ordinary Shares held by ZHONGHE ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by DAI Siwen Dai, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(19)	The number of Ordinary Shares beneficially owned represents 15,500,000 Class A Ordinary Shares held by HERUI ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Xiurun Huang, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.
(20)	The number of Ordinary Shares beneficially owned represents 14,500,000 Class A Ordinary Shares held by FENGRUI ENTERPRISE LIMITED, a British Virgin Islands company, which is 100% owned by Dongdong Fang, with the business address of Unit 8, 3/F., Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands.

As of the date of this annual report, approximately 3.071% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder, CEDE & Company.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Employment Agreements and Indemnification Agreements.”

2025 Employee Equity Incentive Plan and 2025 Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation.”

Material Transactions with Related Parties

Related Party Balances

Due to related parties:

Name of related parties	As of the date of this report	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Wenzao Huang	$671,388	$280,541	$162,034	$1,793
Lihui Xu	1,330	1,330	24,734	511,225
Total	$672,718	$281,871	$186,768	$513,018

Due from related parties:

Name of related parties	As of the date of this report	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Yunjun Huang	$5,807	$5,807	$—	$—
Yunjun Huang	2,173	2,173	—	352,118
Lianken	1,169	1,169	258	—
Tianhua	1,169	1,169	258	—
Xingcan	1,169	1,169	257	—
Weibo	1,169	1,169	257	—
Total	$12,656	$12,656	$1,030	$352,118

Related Party Transactions

For the period beginning January 1, 2026 and ending on the date of this report, the related party provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related party:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$390,847	$—

For the fiscal year ended December 31, 2025, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$118,507	$—
Lihui Xu	—	23,404
Total	$118,507	$23,404

For the fiscal year ended December 31, 2025, the Operating Entity provided loans to related parties. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$911	$—
Tianhua	911	—
Xingcan	912	—
Weibo	912	—
Xiaolong Chen	5,807	—
Yunjun Huang	2,173	—
Total	$11,626	$—

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

For the fiscal year ended December 31, 2024, the Operating Entity provided loans to related parties. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$257	$-
Tianhua	256	-
Xingcan	256	-
Weibo	256	-
Yunjun Huang	-	347,428
Total	$1,025	$347,428

For the fiscal year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of Related Parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$42,466	$40,673
Yunjun Huang	269,739	671,109
Xiaolong Chen	153,988	153,988
Lihui Xu	511,225	-
Total	$977,418	$865,770

The following table summarizes the Operating Entity’s sales transactions with the related parties:

Name of related parties	For the period beginning January 1, 2026 and ending on the date of this report	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Quanzhou Huasen	$4,987	$44,034	$4,139	$13,383
Dayuyaodong	—	—	1,230	602
Total	$4,987	$44,034	$5,369	$11,348

For the period beginning January 1, 2026 and ending on the date of this report and the years ended December 31, 2025, 2024, and 2023, the Company generated revenue from related parties in the amount of $4,987, $44,034, $5,369 and $11,348, respectively.

The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Name of related parties	As of the date of this report	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Quanzhou Huasen	15,457	11,754	—	7,207
Total	$15,457	$11,754	$—	$7,207

As of the date of this report, December 31, 2025, 2024, and 2023, the Company’s accounts receivable balance from related parties amounted to $15,457, $11,754, nil and $7,207, respectively.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, hereinafter referred to as “SAFE Circular 3” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from the PRC subsidiaries’ operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Juli HK may be considered a non-resident enterprise for tax purposes, so that any dividends Fujian INLIF pays to Juli HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which become effective on March 27, 1998 and the Circular of the State Administration of Taxation on Issues Relating to the Implementation of the Dividend Article in Tax Treaties, which became effective on February 20, 2009, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Fujian INLIF to its immediate holding company, Juli HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Juli HK intends to apply for the tax resident certificate if and when Fujian INLIF plans to declare and pay dividends to Juli HK. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the PRC - We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 2, 2025 under the symbol “INLF.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 2, 2025 under the symbol “INLF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability under the Cayman Companies Act. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

As of the date of this annual report, our Company’s authorized share capital is $350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of February 11, 2026, there are 208,400,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and are qualified by reference to the amended and restated memorandum and articles of association. Copies of these documents have been filed with the SEC as Exhibit A to Exhibit 99.1 of our report of foreign issuer on Form 6-K (File No. 001-42456), filed with the Securities and Exchange Commission on December 18, 2025.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Every person whose name is entered as a shareholder in the register of members, shall without payment, be entitled to a share certificate signed by our director specifying the share or shares held and the amount paid up thereof, provided that in respect of a share or shares held jointly by several persons, our Company shall not be bound to issue more than one share certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each. Subject to the provisions of the Cayman Companies Act and our articles of association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare final dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy, shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share, of which he or the person represented by proxy is the holder. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for shareholders’ consent. In addition, all shareholders holding shares of a particular class are entitled to vote separately as a class at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Conversion Right

In respect of a holder of Class B Ordinary Shares, subject to the provisions of the articles and to any applicable fiscal or other laws or regulations including the Cayman Companies Act, to convert all or any of its Class B Ordinary Shares, into Class A Ordinary Shares in its discretion on a one-to-one basis. A holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated either with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or by the redemption or purchase of shares of any class by our Company.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our authorized share capital;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our existing shares or any of them into shares of an smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner, authorized and consent required by the Cayman Companies Act.

Calls on Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise), and each shareholder shall (subject to receiving at least 14 clear days’ notice in writing specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable, the person from whom the sum is due and payable shall pay interest on the sum from the day it became due and payable until it is paid (i) at the rate fixed by the terms of allotment of the shares or in the notice of the call; or (ii) if no rate is fixed at ten percent per annum. The directors shall be at liberty, waive payment of the interest wholly or in part.

Lien

We have a first and paramount lien on all shares (whether fully paid or not) registered in the name of a member (whether solely or jointly with others). The lien is for all moneys payable to us by the member or the member’s estate: (i) either alone or jointly with any other person, whether or not that other person is a member; and (ii) whether or not those monies are presently payable. At any time, the directors may declare any share to be wholly or partly exempt from the provision of our articles of association.

We may sell any share on which we have a lien if all of the following conditions are met: (a) the sum in respect of which the lien exists is presently payable; (b) we have given notice to the member holding the share (or to the person entitled to it in consequence of the death or bankruptcy of that member) demanding payment and stating that if the notice is not complied with the shares may be sold; and (c) that sum is not paid within 14 clear days after that notice in writing is deemed to be given.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or installment of a call with any interest on the day appointed for payment thereof, the directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve such shareholder not less than 14 clear days’ notice requiring payment of so much of the call or installment as is unpaid and specifying the amount unpaid including any interest and expenses accrued by the reason of such non-payment. The notice shall state the place where payment is to be made and also contain a warning that in the event of non-payment at or before the time appointed the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share in respect of which the notice has been given be forfeited and such forfeiture shall extend to all dividends declared in respect of the share so forfeited but not actually paid before such forfeiture.

A forfeited share may be sold, cancelled or otherwise disposed of on such terms and in such manner as the directors in their absolute discretion think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors in their absolute discretion think fit.

A person whose shares have been forfeited shall be removed from the register of members as the holder of the forfeited shares and that person shall cease to be a shareholder in respect of the forfeited shares, and that person shall surrender to us for cancellation the certificate (if any) for the forfeited or surrendered shares. Despite the forfeiture or surrender of the shares, that person shall remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with all expenses; and interest from the date of forfeiture or surrender until payment.

A declaration in writing that the declarant is a director of our Company, and that a share in our Company has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at the option of us or the member holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attached to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our opinion on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine and agree with the shareholders.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits, and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie if so authorized by the terms of the issue of the shares being redeemed or purchased or with the agreement of the holder of such shares.

Transfer of Shares

Subject to any applicable requirements set forth in the articles of association of our Company and provided that a transfer of shares complies with applicable rules of the designated stock exchange, a shareholder may transfer all or any of his shares to another person by an instrument in writing in any usual or common form or in a form prescribed by the designated stock exchange or in any other form which the directors may approve or on behalf of the transferor.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members in respect of the relevant shares.

Where the shares of any class in question are not listed on or subject to the rules of designated stock exchange, our board of directors may, but are not required to, decline to register any transfer of any such share unless: (i) the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are fully paid up and free of any lien in favor of the Company; and (vi) any applicable fee of such maximum sum as the designated stock exchange may determine to be payable, or such lesser sum as the board of directors may from time to time require, related to the transfer is paid to the Company.

If our directors refuse to register a transfer of any shares of any class not listed on a designated stock exchange, they shall, within one month after the date on which the transfer was lodged with the Company, to send to each of the transferor and the transferee notice of such refusal.

All instruments of transfer which shall be registered shall be retained by the Company.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they consider necessary or desirable. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote in respect to the matter for which the meeting is requested, deposited at the registered office of the Company. The written requisition shall specify (a) the place, the date, and the hour of the meeting; (b) if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting; (c) subject to the following paragraph, and the requirement of the rules of Nasdaq (to the extent applicable), the general nature of the business to be transacted; and (d) if a resolution is proposed as a special resolution, the text of that resolution. If the directors do not convene such meeting within 21 clear days after the date of such deposit, those shareholders who requested the meeting may convene the general meeting themselves in the same manner, as nearly as possible, as that in which meetings may be convened by the directors, within three months after the end of that period in which case all reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least five clear days’ notice of a general meeting counting from the date service is deemed to take place as provided in our articles of association shall be given to such persons entitled to receive such notices from our Company under our articles of association. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business.

Subject to the Cayman Companies Act and with the consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that general meeting, that general meeting may be convened on shorter notice or without notice and in such manner as those shareholders may think fit.

A quorum shall consist of the presence (whether in person or represented by proxy) of (i) if we have only one member, that member; (b) if we have more than one member, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within fifteen minutes from the time appointed for the general meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place 7 days hence, or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 7 clear days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll.

In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

Until otherwise determined by the Company by ordinary resolution, the directors (other than alternative directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine.

The remuneration of the directors shall from time to time be determined by the directors unless otherwise determined by the shareholders by ordinary resolution.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Subject to the provisions of the articles of association of the Company, a director shall hold office until such time as he is removed from office by the shareholders by ordinary resolutions.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(c)	he resigns his office by notice in writing to us;

(d)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(e)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(f)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months;

(g)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(h)	he only holds office as a director for a fixed term and such term expires.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent resolutions of shareholders. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Capitalization of Profits

Subject to the Cayman Companies Act, the directors may, with the authority of an ordinary resolution, resolve to capitalize any part of the amount for the time being standing to the credit of any of the Company’s share premium account or capital redemption reserve (if any), or any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution). The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass an ordinary resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets whether they shall consist of property of the same kind or not and may and, for that purpose, to set value as he deems fair upon any property to be divided as aforesaid and determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as the liquidators, with the like approval, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category of shares held by each member; and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Laws

See “Exhibit 2.2 - Differences Between the Law of Different Jurisdictions” to this annual report.

C. Material Contracts

As of the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Foreign Exchange.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.”

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in the Circular of the State Administration of Taxation on Issues concerning the Determination of Resident Status of Chinese-Controlled Offshore-Incorporated Enterprises under the Administration of De Facto Management Bodies, hereinafter referred to as “SAT Notice 82”, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although INLIF Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of INLIF Cayman and its subsidiaries organized outside the PRC.

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

See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the PRC - We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

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

As for the Value-Added Tax, or the “VAT,” pursuant to the current laws and regulations of the PRC, our PRC subsidiaries mainly apply to two different VAT arrangements as of the date of this annual report: (a) As a small-scale taxpayer without essential business operation, Fujian INLIF is only subject to the VAT tax rate of 3%, and; (b) As a general tax payers who is eligible for preferential tax policies and engaged with various businesses, the VAT rate of Ewatt can be divided into four parts, including: (i) the VAT rate for sales of goods and services is 6%; (ii) the VAT rate for software licensing is 6%; (iii) the VAT rate for lease of tangible movables is 13%; and (iv) the VAT rate for providing technical service is 6%.

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

U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below).

This summary is limited to certain U.S. federal income tax considerations generally relevant to U.S. Holders that hold Class A Ordinary Shares, as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This summary also does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances or status, including but not limited to:

●	our any member, founder, director, or officer, thereof;

●	banks, financial institutions or financial services entities;

●	broker-dealers or traders in securities or currencies;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	tax-exempt entities including private foundations;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations, or other pass-through entities or arrangements (or investors therein);

●	regulated investment companies;

●	real estate investment trusts;

●	persons liable for alternative minimum tax;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our Class A Ordinary Shares by vote or value;

●	persons that acquired Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that own Class A Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons that own Class A Ordinary Shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) owns Class A Ordinary Shares, the U.S. federal income, tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any Class A Ordinary Shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of ownership and disposition of Class A Ordinary Shares.

This summary is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing are subject to differing interpretation and subject to change, which differing interpretation or change could apply retroactively and could affect the tax considerations described herein. This summary does not address any estate or gift tax considerations, any alternative minimum tax considerations, Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation, nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not requested nor will we request any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any of the U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election to be treated as a United States person.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THEIR PARTICULAR TAX CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Ownership and Disposition of Class A Ordinary Shares

Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Class A Ordinary Shares at the time actually or constructively received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because the Company may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by the Company will be reported as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to the PFIC rules, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “-Gain or Loss on Sale, or Other Taxable Disposition of Class A Ordinary Shares”) only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Class A Ordinary Shares.

Gain or Loss on Sale or Other Taxable Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the Class A Ordinary Shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares exceeds one year at the time of such disposition.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares so disposed of. Long- term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

The treatment of a U.S. Holder of Class A Ordinary Shares could be materially different from that described above if the Company is or was treated as a PFIC for U.S. federal income tax purposes.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on the expected composition of the Company’s income and assets and the estimated value of the Company’s assets, the Company does not believe they were a PFIC for the taxable year ending December 31, 2025. However, because the Company’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Class A Ordinary Shares from time to time, which could be volatile), there can be no assurances the Company will not be a PFIC for its taxable for the fiscal year ended December 31, 2026, or any future taxable year.

If the Company is a PFIC for any taxable year during which a U.S. person owns Class A Ordinary Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

If the Company is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its Class A Ordinary Shares will be allocated ratably over the U.S. Holder’s holding period for such Class A Ordinary Shares. The amounts allocated to the taxable year of the sale or disposition and to any year before the Company became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Class A Ordinary Shares exceed 125% of the average of the annual distributions on the Class A Ordinary Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. The foregoing PFIC tax consequences are referred to as the “PFIC Default Regime.”

Alternatively, if the Company is a PFIC and if the Class A Ordinary Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could avoid the PFIC Default Regime by making a mark-to-market election. The Class A Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Class A Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Class A Ordinary Shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of Class A Ordinary Shares makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Class A Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the Class A Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to- market election, distributions paid on Class A Ordinary Shares will be treated as discussed under “-Distributions on Class A Ordinary Shares” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of the Company, even if the U.S. Holder made a mark-to-market election with respect to the Class A Ordinary Shares.

The Company intends to provide the information necessary for a U.S. Holder to make and maintain a “qualified electing fund” election with respect to Class A Ordinary Shares for the taxable year ended December 31, 2025 and the following taxable year if the Company determines that it is a PFIC for such year but may not make such information available for any subsequent year.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns (or is deemed to own) any Class A Ordinary Shares, subject to certain limited exceptions set forth in applicable Treasury regulations, the U.S. Holder will be required to file annual reports with the IRS with respect to the Company and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the determination of whether the Company is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Class A Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. U.S. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of Class A Ordinary Shares and the exercise of their redemption rights, including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-279569), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. However, effective March 18, 2026, our directors and officers will be subject to the insider reporting requirements of Section 16(a) of the Exchange Act.

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

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents of US$6,717,787. We have not been exposed to material risks due to changes in foreign exchange rates as the U.S. dollar-denominated cash we hold is minimal.

Credit Risk

As of December 31, 2025 and 2024, we had cash and cash equivalents of $6,717,787 and $2,467,638, respectively. Our cash was deposited at financial institutions in the PRC and Hong Kong where there currently are no rules or regulations requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

The net proceeds raised from the IPO were approximately $7,440,000 after deducting underwriting discounts, from such amount, $5,691,644 of the net proceeds remained available after reimbursing PRC subsidiaries for expenses advanced from them in connection with the IPO. For the period from the effectiveness of the registration statement on Form F-1 to the date as of this annual report, we have used proceeds of $695,652 for the construction of our 5G digital intelligent equipment production base, $299,130 for the construction of an industrial robot and automation application technology research and development center project, $1,391,304 for R&D materials and $584,347 for R&D personnel salaries. As of December 31, 2025, we had used approximately 52.19% of the net proceeds we received from our IPO. We still intend to use the remainder of the net proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-279569).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures 500021

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2025, our existing disclosure controls and procedures were ineffective because of a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we identified certain material weaknesses and control deficiencies in the assessment of our internal control over financial reporting. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements, and which we believe to be a material weakness as December 31, 2025.

As a result of the above material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. To remedy our identified material weakness as of December 31, 2025, we have undertaken the remedial steps described below and also plan to adopt certain measures to improve our internal control over financial reporting as set forth below.

Remediation plan of the Material Weakness in Internal Control over Financial Reporting Reported as of December 31, 2025

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our current principal external auditor, Enrome LLP, for the periods indicated.

	For the Years Ended December 31,
	2025	2024
Audit fees (1)	$195,000	$181,500
Audit-related fees
Tax fees
All other fees
Total	$195,000	$181,500

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit services provided by Onestop Assurance PAC in fiscal year 2023 and the foregoing audit services provided by Enrome LLP in fiscal years 2024 and 2025. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Onestop Assurance PAC and Enrome LLP.

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

The text above is substantially the same as that which was included in our report on form 6-K furnished to the SEC on March 13, 2025, which was provided to Onestop as required under Item 16F of Form 20-F and on which we requested and received from Onestop a letter addressed to the SEC stating whether or not Onestop agrees with the statements therein. A copy of Onestop’s letter, dated March 13, 2025, is hereby incorporated by reference as Exhibit 15.4 to this annual report.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this annual report.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of INLIF LIMITED and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit A to Exhibit 99.1 of our report of foreign issuer on Form 6-K (File No. 001-42456), filed with the Securities and Exchange Commission on December 18, 2025)
1.2	Fourth Amended and Restated Articles of Association (incorporated by reference to Exhibit A to Exhibit 99.1 of our report of foreign issuer on Form 6-K (File No. 001-42456), filed with the Securities and Exchange Commission on December 18, 2025)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-3 (File No. 333-292580), filed with the Securities and Exchange Commission on January 5, 2026)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.4	English Translation of Form of Collaboration Agreement with Customers of Ewatt Robot Equipment Co., Ltd. (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.5	English Translation of Form of Sales Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.6	English Translation of the Procurement Agreement (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.7	English Translation of the Collaboration Agreement by and between Ewatt Robot Equipment Co., Ltd. and Min'nan University of Science and Technology Dated March 3, 2023 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
4.8	INLIF LIMITED 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (File No. 333-286485), filed with the Securities and Exchange Commission on April 11, 2025)
4.9	INLIF LIMITED 2025 Employee Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (File No. 333-289640), filed with the Securities and Exchange Commission on August 15, 2025)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our report of foreign issuer on Form 6-K (File No. 001-42456), filed with the Securities and Exchange Commission on February 10, 2026)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-279569), as amended, initially filed with the Securities and Exchange Commission on May 21, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-42456), filed with the Securities and Exchange Commission on April 28, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP (Fuzhou)
15.2*	Consent of Enrome LLP
15.3*	Consent of Onestop Assurance PAC
15.4	Letter, dated March 13, 2025, from Onestop Assurance PAC addressed to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our report of foreign issuer on Form 6-K (File No. 001-42456), filed with the Securities and Exchange Commission on March 13, 2025)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-42456), filed with the Securities and Exchange Commission on April 28, 2025)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes To Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INLIF LIMITED

By:	/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer

By:	/s/ Yanting Chen
Yanting Chen
Chief Financial Officer

Date: March 6, 2026

INDEX TO FINANCIAL STATEMENTS

INLIF LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INLIF Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of INLIF Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the each of the years in the two-year period ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

March 6, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
INLIF Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INLIF Limited and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 20, 2024

INLIF LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,717,787	$2,467,638
Accounts receivable, net	5,906,938	3,840,120
Inventories	5,497,426	5,300,458
Deferred offering costs, current	—	1,482,558
Prepayments and other current assets	96,086	159,570
Amounts due from related parties	12,656	1,030
TOTAL CURRENT ASSETS	$18,230,893	$13,251,374

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$4,248,793	$3,037,312
Land-use rights, net	2,175,012	2,130,164
Intangible assets, net	40,315	43,773
Finance lease assets	76,535	—
Deferred tax assets	5,804	5,169
TOTAL NON-CURRENT ASSETS	$6,546,459	$5,216,418
TOTAL ASSETS	$24,777,352	$18,467,792

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$3,286,866	$3,132,613
Bank loans	4,618,839	4,630,581
Contract liabilities	8,674	1,712
Accrued expenses and other payables	347,598	190,645
Warranty liabilities	25,941	31,602
Income taxes payable	—	27,337
Amounts due to related parties	281,871	186,768
Current finance lease liabilities	57,326	—
TOTAL CURRENT LIABILITIES	$8,627,115	$8,201,258

NON-CURRENT LIABILITIES:
Finance lease liabilities	$15,368	$—
TOTAL NON-CURRENT LIABILITIES	$15,368	$—
TOTAL LIABILITIES	$8,642,483	$8,201,258

COMMITMENTS AND CONTINGENCIES (NOTE 22)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 6,400,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively *	$640	$—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 and 12,500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	1,250	1,250
Additional paid-in capital	17,727,063	7,037,503
Statutory reserve	361,083	361,083
Retained earnings	(2,244,434)	3,201,818
Accumulated other comprehensive loss	289,267	(335,120)
TOTAL SHAREHOLDERS’ EQUITY	$16,134,869	$10,266,534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,777,352	$18,467,792

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	Years ended December 31,
	2025	2024	2023
Revenues	18,406,849	15,796,983	12,610,873
Cost of revenues	(14,113,060)	(11,242,817)	(8,451,336)
Gross profit	4,293,789	4,584,166	4,159,537

Operating expenses:
Selling expenses	(953,121)	(938,941)	(688,064)
General and administrative expenses	(7,090,780)	(764,530)	(724,147)
Research and development expenses	(2,067,322)	(1,563,059)	(1,362,058)
Total operating expenses	(10,111,223)	(3,266,530)	(2,774,269)
Operating (loss) income	(5,817,434)	1,287,636	1,385,268

Other income (expenses):
Interest income	3,583	3,274	6,884
Interest expenses	(157,277)	(196,304)	(146,386)
Other income, net	268,077	531,198	110,159
Other expense, net	(7,757)	(8,370)	(17,410)
Exchange gain	264,159	3,893	25,344
Total other income (expenses), net	370,785	333,691	(21,409)
(Loss) Income before income tax	(5,446,649)	1,621,327	1,363,859
Income tax benefits (expenses)	397	(14,838)	(11,348)
Net (loss) income	(5,446,252)	1,606,489	1,352,511

Comprehensive income (loss)
Net (loss) income	(5,446,252)	1,606,489	1,352,511
Foreign currency translation adjustments, net of tax	624,387	(302,960)	(227,278)
Comprehensive (loss) income	(4,821,865)	1,303,529	1,125,233
(Loss) Earnings per share, basic and diluted	(0.33)	0.13	0.11
Weighted average number of shares*	16,571,233	12,500,000	12,500,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	earnings	Loss (Income)	Equity
		$		$	$	$	$	$	$
Balance as of December 31, 2023	—	$—	12,500,000	$1,250	$7,037,503	$200,229	$1,756,183	$(32,160)	$8,963,005
Net income	—	—	—	—	—	—	1,606,489	—	1,606,489
Appropriated statutory surplus reserves	—	—	—	—	—	160,854	(160,854)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(302,960)	(302,960)
Balance, December 31, 2024	—	$—	12,500,000	$1,250	$7,037,503	$361,083	$3,201,818	$(335,120)	$10,266,534
Share issuance upon the initial public offering	2,000,000	200	—	—	7,999,800	—	—	—	8,000,000
Net loss	—	—	—	—	—	—	(5,446,252)	—	(5,446,252)
Share-based compensation	4,400,000	440	—	—	5,141,560	—	—	—	5,142,000
Offering cost incurred for initial public offering					(2,451,800)				(2,451,800)
Foreign currency translation adjustment	—	—	—	—	—	—	—	624,387	624,387
Balance, December 31, 2025	6,400,000	$640	12,500,000	$1,250	$17,727,063	$361,083	$(2,244,434)	$289,267	16,134,869

*	The shares are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	(5,446,252)	1,606,489	1,352,511
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	5,142,000	—	—
Depreciation and amortization	289,264	347,977	367,029
Allowance for (reversal of) credit losses	9,889	(154)	(19,930)
Loss on disposal of property, plant, and equipment	—	—	5,432
Amortization of finance lease right of use assets	38,268	—	—
Deferred tax assets	(634)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,076,707)	(50,752)	(1,552,991)
Intangible assets	—	—	(53,086)
Inventories	(196,969)	(807,416)	(2,025,725)
Prepayments and other current assets	63,484	(17,474)	94,160
Accounts payable, trade	154,253	586,195	2,057,775
Interest expense on finance lease liabilities	1,877	—	—
Contract liabilities	6,962	(63,361)	65,073
Accrued expenses and other payables	156,951	(69,002)	—
Warranty liabilities	(5,661)	31,602	98,485
Income taxes payable	(27,337)	15,279	11,505
Net cash (used in) provided by operating activities	(1,890,612)	1,579,383	400,238

Cash flows from investing activities:
Purchase of property, plant, and equipment	(192,531)	(25,759)	(219,121)
Disposal of property, plant, and equipment	—	—	989
Amount loan to related parties	(11,626)	(1,025)	—
Proceeds from repayment by related parties	—	347,428	—
Net cash (used in) provided by investing activities	(204,157)	320,644	(218,132)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	7,030,759	—	—
Proceeds from short-term loans	6,492,114	7,143,130	3,671,841
Repayment of short-term loans	(6,706,611)	(6,059,153)	(2,400,819)
Principal payments on finance lease liabilities	(43,986)	—	—
Deferred offering costs	—	(522,318)	(919,207)
Amount financed from related parties	118,507	181,116	977,418
Amount repaid to related parties	(23,404)	(518,379)	(865,770)
Net cash provided by financing activities	6,867,379	224,396	463,463
Effect of exchange rate changes	(522,461)	(255,718)	(131,597)
Net increase in cash	4,250,149	1,868,705	513,972
Cash and cash equivalents at beginning of the year	2,467,638	598,933	84,961
Cash and cash equivalents at end of the year	6,717,787	2,467,638	598,933

Supplemental disclosures of cash flows information:
Cash paid for income taxes	15,465	1,707	475
Cash paid for interest expense	365,007	191,859	143,727

Supplementary disclosure of non-cash information:
Right of use assets obtained in exchange for finance lease liabilities	114,803	—	—

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

Juli HK owns 100% of the equity interests in Fujian INLIF Technology Co., Ltd (“Fujian INLIF”), a company incorporated in the PRC on April 21, 2023. Fujian INLIF is a wholly foreign-owned entity. Fujian INLIF owns 94% of the equity interests in Ewatt Robot Equipment Co., Ltd. (“Ewatt” or the “Operating Entity”), a company incorporated in the PRC on September 28, 2016.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

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

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2025 and 2024 were translated at RMB6.9931 to $1.00 and RMB7.2993 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2025 and 2024 were RMB7.1875 to $1.00 and RMB7.1957 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2025 and 2024, cash and cash equivalents balances were $6,717,787 and $2,467,638, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC and Hong Kong, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($71,499) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivables are recorded at the gross billing amount less allowance for expected credit losses from the customers. Accounts receivable does not bear interest.

Since January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

For the years ended December 31, 2025 and 2024, the Company’s expected credit losses against accounts receivable were $12,750 and $2,861, respectively.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using weighted average cost method. Inventories are periodically evaluated for excess quantities and obsolescence. The carrying amounts of inventories identified as obsolete or in excess of forecasted usage are written down to their estimated net realizable value, based on factors including aging and anticipated future demand for each inventory category.

Prepayment and other current assets

Prepayment and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivables from third parties. Other current assets and other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2025 and 2024, the Company’s other current assets and other receivable were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	30 years
Office Equipment	5 years
Electronic equipment	3 to 5 years
Vehicles	4 years
Machinery Equipment	10 years
Building Improvement	10 years

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

Construction in progress

Construction in progress is comprised primarily of two new buildings designated for manufacturing purposes. These assets are not yet available for use and, accordingly, no depreciation is recorded. Upon completion and when the buildings are ready for their intended use, the related balances will be reclassified to buildings within property, plant and equipment, and depreciation will commence at that time.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and 2024, impairment of long-lived assets was nil.

Finance Lease as a lessee

The Company, through its subsidiary, leases equipment and accounts for such leases in accordance with ASC 842, Leases (“ASC 842”). A lease is classified as a finance lease if it transfers ownership of the underlying asset to the Company at the end of the lease term or otherwise meets the criteria set forth in ASC 842. The Company’s equipment lease agreements are classified as finance leases because the Company is reasonably certain to exercise the purchase option at the end of the lease term.

Lease liabilities are recognized at the present value of fixed lease payments. Finance lease assets are initially measured at cost, which equals the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and reduced by any lease incentives received. Because the Company is reasonably certain to exercise the purchase option and ownership of the underlying assets will transfer to the Company, finance lease assets are amortized on a straight-line basis over the estimated useful lives of the underlying assets. The lease liability is subsequently measured using the effective interest method, increased by interest expense and reduced by lease payments made. The principal portion of lease payments is classified as a financing cash outflow, and the interest portion is classified as an operating cash outflow in the statement of cash flows. Interest expense on the lease liability is recognized using the effective interest method and the amortization expense is reported as “General and administrative expenses”.

Finance lease assets are reviewed for impairment annually. No impairment of finance lease assets was identified as of December 31, 2025.

Accounts payable

Accounts payable represent liabilities for goods or services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Bank loans

Bank loans are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the bank loans using the effective interest method.

Warranty liabilities

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the warranty provision is based on historical experience or, for new products with limited claims history, management’s estimate of future warranty costs.

Accrued expenses and other payables

Accrued expenses and other payables primarily consist of other payables and payroll-related payables incurred in the ordinary course of business.

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

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

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

Share-based compensation

Unrestricted stock awards granted to employees are fully vested upon issuance, and compensation expense is recognized equal to the fair value of the award on the grant date. The fair value of unrestricted stock is determined based on the closing market price of the Company’s common stock on the grant date.

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

For the years ended December 31, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

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

Revenue from installation services

The Company generates revenue from providing the installation services to customers who procure the Company’s manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is installing the manipulator arms specified by the customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the Company has fulfilled its obligation of installing manipulator arms and the customer has accepted them, with no further obligations remaining on either party.

Revenue from new energy sector-focused products

The Company generates revenue from the sale of new energy sector-focused products used in lithium battery manufacturing processes, including battery cell outer blue film dispensing systems, to customers. Acting as the principal in these contracts, the Company fulfills four performance obligations: delivery of equipment, installation and commissioning services, training for the customer’s staff, and warranty services. The Company is responsible for delivering the equipment to the customer's designated location, where it will undergo inspection and acceptance testing. Additionally, the Company provides installation and commissioning services, including both domestic pre-acceptance and final overseas acceptance. Training is provided to ensure the customer’s staff can properly operate the equipment for smooth production. The Company also offers warranty services, covering maintenance and repair for a period of 12 months from the acceptance date. The terms of pricing and payment stipulated in the contracts are fixed. The Company generally offers customary credit terms to customers based on their creditworthiness. Revenue is recognized at a point in time when control of the equipment is transferred to the customers. The transfer of control is considered complete when the equipment has been delivered, installed as required, and accepted by the customers in accordance with the terms of the sales contracts. In the normal course of business, the Company’s equipment is sold with no right of return unless the equipment is defective or fails to meet the agreed specifications. The Company generally provides standard warranty services for its equipment, which assure that the equipment complies with agreed-upon specifications and are accounted for as assurance-type warranties.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of December 31, 2025 and 2024, other than accounts receivables, advances from customers and contract liabilities, the Company had no other material contract assets, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years ended December 31,
	2025	2024	2023
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$9,066,136	$10,328,959	$9,815,219
Revenue from sales of accessories of manipulator arms	2,268,297	1,437,989	998,034
Revenue from sales of raw materials	4,596,217	3,917,718	1,662,923
Revenue from sales of scraps of manipulator arms	39,849	16,875	—
Revenue from installation services	47,753	95,442	134,697
Revenue from new energy sector-focused products	2,388,597	—	—
Total revenue	$18,406,849	$15,796,983	$12,610,873

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has one operating and reportable segment, which is the manipulator arms business. The Company’s operations are managed as a single segment within the PRC. As substantially all of the Company’s long-lived assets are located in the PRC and the majority of its revenues are generated from the PRC, no geographical segment information is presented.

Cost of revenue

Cost of revenue consists primarily of (i) cost of manipulator arms and installation service and warranty service, (ii) cost of accessories for manipulator arms, (iii) cost of raw materials and scraps for manipulator arms, (iv) cost of installation services, and (v) cost of new energy sector-focused products.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

Advertising costs, which consist primarily of offline advertising related costs, are expensed as incurred and amounted to $65,764, $140,115 and $21,872 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Employee benefits

Full-time employees of the Operating Entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $65,788, $45,650 and $31,602 for the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A —”Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses directly attributable to the IPO and incurred through its completion. These costs were charged to shareholders’ equity upon the completion of the IPO on January 3, 2025. As of December 31, 2025, $2,451,800 of deferred offering costs were charged to shareholders’ equity.

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

As of December 31, 2025 and 2024, the balance of the required statutory reserves was $361,083 and $361,083, respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2025 and 2024.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2025, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2025 and 2024.

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

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2025 and 2024, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2025 and 2024, there were no dilutive shares.

Risks and uncertainties

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2025 and 2024, the aggregate amounts of cash of $6,717,787 and $2,467,638, respectively, were deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

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

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Cash on hand	$168	$491
Deposits with banks	6,717,619	2,467,147
Cash and cash equivalents	$6,717,787	$2,467,638

As of December 31, 2025 and 2024, the Company had a total of $6,717,787 and $2,467,638 in cash and cash equivalents held in the PRC and Hong Kong, respectively.

Note 4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts receivable- third parties	$5,907,935	$3,842,981
Accounts receivable- related parties	11,753	—
Less: allowance for credit losses	(12,750)	(2,861)
Accounts receivable, net	$5,906,938	$3,840,120

For the years ended December 31, 2025, 2024 and 2023, the Company recorded an allowance for credit losses on amounts due from third parties for $12,750, $2,861 and $3,015, respectively.

Subsequent to December 31, 2025, the Company collected $1,627,513 of accounts receivable as of the date of issuance of the consolidated financial statements.

Changes in the allowance for credit losses are as follows:

	For the year ended December 31,
	2025	2024	2023
Beginning balance	$2,861	$3,015	$22,945
Additional reserve through credit loss expense	9,889	—	—
Credit losses reversal	—	(154)	(19,930)
Ending balance	$12,750	$2,861	$3,015

Note 5. Inventories

Inventories consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Raw materials	$816,249	$4,095,069
Finished goods	455,347	497,010
Goods shipped in transit	3,692,501	595,723
Work in progress	533,329	112,656
Total inventories	$5,497,426	$5,300,458

No inventory write-down to net realizable value was recognized for the years ended December 31, 2025 and 2024.

Note 6. Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Prepaid expenses to purchase raw materials	$—	$28,359
Prepaid consulting fee	—	78,090
Value-added tax recoverable	50,870	12,839
Other receivables	43,620	10,614
Others	1,596	29,668
Prepayments and other current assets	$96,086	$159,570

No impairment of other current assets and other receivables was required for the years ended December 31, 2025 and 2024.

Note 7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Building	$2,854,717	2,734,965
Office Equipment	201,070	191,073
Electronic Equipment	222,589	203,588
Vehicles	248,259	224,023
Machinery Equipment	493,223	471,202
Building Improvement	1,357,738	809,045
Construction in progress	787,620	6,152
Subtotal	$6,165,216	$4,640,048
Less: accumulated depreciation	(1,916,423)	(1,602,736)
Total	$4,248,793	$3,037,312

As of December 31, 2025 and 2024, the building has been pledged for the purpose of obtaining bank loans.

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $236,921, $295,693 and $316,559, respectively.

For the year ended December 31, 2025, the depreciation expense included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $73,343, $153,384, $3,375, and $6,819, respectively.

For the year ended December 31, 2024, the depreciation expense included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $71,780, $215,727, $4,105, and $4,081, respectively.

For the year ended December 31, 2023, the depreciation expense included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $62,917, $246,005, $3,500, and $4,137, respectively.

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Land-use rights	$2,421,164	$2,319,598
Less: accumulated amortization	(246,152)	(189,434)
Land-use rights, net	$2,175,012	$2,130,164

As of December 31, 2025 and 2024, the land-use rights have been pledged for the purpose of obtaining bank loans.

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $47,113, $47,060 and $47,823, respectively.

For the year ended December 31, 2025, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $9,507 and $37,606, respectively.

For the year ended December 31, 2024, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $9,496 and $37,564, respectively.

For the year ended December 31, 2023, the amortization expenses included in the cost of sales and general and administrative expenses were approximately nil and $47,823, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$47,113
Fiscal year 2027	47,113
Fiscal year 2028	47,113
Fiscal year 2029	47,113
Fiscal year 2030	47,113
Thereafter	1,939,447
Total	$2,175,012

Note 9. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Patents	$53,753	$51,498
Less: accumulated amortization	(13,438)	(7,725)
Intangible assets, net	$40,315	$43,773

Amortization expenses included in general and administrative expenses were $5,230, $5,224 and $2,647 for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$5,230
Fiscal year 2027	5,230
Fiscal year 2028	5,230
Fiscal year 2029	5,230
Fiscal year 2030	5,230
Thereafter	14,165
Total	$40,315

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts payable to third party suppliers	3,286,866	3,132,613
Total accounts payable	$3,286,866	$3,132,613

Note 11. Short-term bank loans

Short-term bank loans consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Fujian Rural Commercial Bank	$357,495	$410,998
Industrial and Commercial Bank of China	4,261,344	4,082,584
China Merchants Bank	—	136,999
Total short-term bank loans	$4,618,839	$4,630,581

As of December 31, 2025, bank loans of $4,261,344 are secured by land-use rights and buildings owned by Ewatt and guaranteed by Wenzao Huang, Baohua Xu, Yunjun Huang and Zhaoxia Chen. A bank loan of $357,495 is secured by personal guarantees of Wenzao Huang, Baohua Xu, Jinliang Xu, Xiaolong Chen and Yunjun Huang. All the guarantors, except Baohua Xu, are shareholders of the company, of whom Wenzao Huang and Yunjun Huang are also directors. Baohua Xu is the spouse of Wenzao Huang. The interest is paid on a monthly basis and the principal is repaid in full at maturity.

Short-term loans as of December 31, 2025 consisted of following:

For the year ended December 31, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	July 28, 2025	July 10, 2026	6,780,000	$969,527	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 14, 2026	6,170,000	882,298	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 16, 2026	7,050,000	1,008,137	1.30%
Industrial and Commercial Bank of China	May 21, 2025	May 7, 2026	7,000,000	1,000,987	3.85%
Industrial and Commercial Bank of China	February 28, 2025	February 6, 2026	2,800,000	400,395	3.85%
Fujian Rural Commercial Bank	August 29, 2025	August 29, 2026	2,500,000	357,495	4.95%
Total secured short-term bank loans as of December 31, 2025			32,300,000	$4,618,839

Short-term loans as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	December 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

Note 12. Contract liabilities

Contract liabilities consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Advance from customers	$8,674	$1,712
Total contract liabilities	$8,674	$1,712

	For the year ended December 31,
	2025	2024
Balance at the beginning of the year	$1,712	$65,703
Cash received in advance	63,747	24,043
Revenue recognized from operating balance of deferred revenue	(1,712)	(65,703)
Revenue recognized from contract liabilities arising during the year	(55,073)	(22,331
Balance at the end of the year	$8,674	$1,712

Note 13. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accrued payroll and related expenses	$213,860	$135,599
Other payables	133,738	55,046
Total accrued expenses and other payables	$347,598	$190,645

Other payables mainly consist of non-trade payables to third parties and VAT payable.

Note 14. Warranty liabilities

Warranty liabilities consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Warranty liabilities	25,941	31,602
Total warranty liabilities	$25,941	$31,602

	As of December 31, 2025	As of December 31, 2024
Balance, beginning of year	31,602	—
Increase in liability	25,941	31,602
Reduction in liability (warranty claims)	(31,602)	—
Balance, end of year	$25,941	$31,602

Note 15. Finance leases as lessee

In May 2025, the Company entered into a machinery equipment lease agreement. The total lease term is 2 years and has been classified as a finance lease because the Company is reasonably certain to exercise the purchase option and ownership of the underlying assets will transfer to the Company.

The weighted average discount rate of the Company’s finance leases was 3.00% per annum as of December 31, 2025.

Amounts recognized in the consolidated balance sheet:

	As of December 31, 2025	As of December 31, 2024
Finance lease assets	$76,535	$—

Lease liabilities, current	57,326	—
Lease liabilities, non-current	15,368	—
Total lease liabilities	$72,694	$—

A summary of lease cost is as follows:

	For the years ended December 31,
	2025	2024
Amortization of finance lease assets	$38,268	$—
Interest of lease liabilities	1,877	—

The following table presents maturity of lease liabilities as of December 31, 2025:

Minimum lease payment
Fiscal year 2026	$58,718
Fiscal year 2027	15,464
Less: imputed interest	(1,488)
Present value of finance lease liabilities	$72,694

The following summarizes other supplemental information about the Company’s lease as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024
Weighted average discount rate	3.00%	—
Weighted average remaining lease term	1.32 years	—

Note 16. Income taxes

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

For the year ended December 31, 2025 and 2024, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

The provision for income tax consisted of the following:

	For the year ended December 31
	2025	2024	2023
Current income tax expenses	$—	$19,636	$11,243
Deferred income tax (benefits) expenses	(397)	(4,798)	105
Total income tax expenses (benefits)	$(397)	$14,838	$11,348

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the year ended December 31
	2025	2024	2023
(Loss) Income before income tax expenses	$(5,446,649)	$1,621,327	$1,363,859
Income tax computed at statutory EIT rate (25%)	(1,361,662)	405,332	342,047
Tax effect of preferential tax treatments	1,367,072	(162,830)	(136,819)
Effect of research and development credits	(516,834)	(227,664)	(204,309)
Effect of other non-deductible expenses	25,799	4,798	10,324
Effect of change in valuation allowance	485,626	—	—
Current income tax provision	$—	$19,636	$11,243
Tax effect of deferred tax recognized	(397)	(4,798)	105
Total income tax (benefits) expenses	$(397)	$14,838	$11,348

The significant components of deferred tax assets were as following:

	As of December 31, 2025	As of December 31, 2024
Deferred tax assets	$5,804	$5,169
Total deferred tax assets	$5,804	$5,169

The Company’s taxes payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Income tax payable	$—	$27,337
Other tax payables	99,653	39,056
Total tax payable	$99,653	$66,393

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 17. Equity

Authorized Share Capital

On June 9, 2025, the Company passed the shareholder resolutions and board resolutions to re-designate and re-classify its authorized share capital into (i) 350,000,000 Class A Ordinary Shares, each with a par value of US$0.0001 and carrying 1 vote per share, and (ii) 150,000,000 Class B Ordinary Shares, each with a par value of US$0.0001 and carrying 20 votes per share, replacing the previous authorization of 500,000,000 Ordinary Shares.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Issued Share Capital

On January 3, 2025, the Company consummated its initial public offering on the Nasdaq Capital Market of 2,000,000 ordinary shares at a public offering price of US$4.00 per share.

Effective July 31, 2025, the Company re-designated and reclassified its 15,900,000 issued Ordinary Shares into 3,400,000 Class A and 12,500,000 Class B ordinary shares. The re-designation has been accounted for and disclosed in these unaudited condensed consolidated financial statements on a retrospective basis.

Share-based Compensation

On May 1, 2025, the Company granted an aggregate of 1,400,000 Class A Ordinary Shares to certain employees under its share-based compensation plan.

On August 15, 2025, the Company granted an aggregate of 3,000,000 Class A Ordinary Shares to certain employees under its share-based compensation plan.

The Company’s issued and outstanding shares as of December 31, 2025 were as follows:

Name of Shareholder	Type of shares	No. of Shares As of December 31, 2025
LIANKEN ENTERPRISE LIMITED	Class B Ordinary Shares	4,376,625
TIANHUA ENTERPRISE LIMITED	Class B Ordinary Shares	3,723,750
XINGCAN ENTERPRISE LIMITED	Class B Ordinary Shares	2,255,000
WEIBO ENTERPRISE LIMITED	Class B Ordinary Shares	1,394,625
KERUI ENTERPRISE LIMITED	Class B Ordinary Shares	750,000
Public shareholders and employees	Class A Ordinary Shares	6,400,000
Total:		18,900,000

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, determined in accordance with the PRC GAAP, to a statutory reserve fund until the balance of such fund reaches 50% of the entity’s registered capital. As of December 31, 2025 and 2024, the balance of the required statutory reserves was $361,083 and $361,083, respectively.

Note 18. Stock-based Compensation

2025 Equity Incentive Plan

On April 9, 2025, the board of directors approved the adoption of the 2025 Equity Incentive Plan. Pursuant to the plan, the Company reserved up to 1,400,000 ordinary shares, par value US$0.0001 per share, for issuance under the plan.

On May 1, 2025, the Company granted an aggregate of 1,400,000 Class A ordinary shares to certain employees pursuant to individual award agreements entered into between the Company and the employees. The shares granted under the plan were restricted Class A ordinary shares that were non-transferable and issued at par value.

2025 Employee Equity Incentive Plan

On July 30, 2025, the board of directors approved the adoption of the 2025 Employee Equity Incentive Plan. Under this plan, up to 15,000,000 Class A ordinary shares, par value US$0.0001 per share, may be issued to eligible employees and key personnel pursuant to the terms of the plan and related award agreements.

On August 15, 2025, the Company granted an aggregate of 3,000,000 Class A ordinary shares to certain employees under the 2025 Employee Equity Incentive Plan.

The awards represent equity classified share-based compensation arrangements accounted for in accordance with ASC 718, Compensation- Stock Compensation. The restricted Class A ordinary shares granted under the plans were non-transferable and issued at par value.

The shares were fully vested upon the respective grant dates and are not subject to service, performance, or market conditions. Accordingly, the Company recognized the share-based compensation expense in full on the respective grant dates based on the grant-date fair value of the shares issued.

Eligible participants include employees who provide services to the Company. All recipients of the 2025 grants were employees of the Company on the respective grant dates.

Share-based compensation recognized for the years ended December 31, 2025, 2024 and 2023 is as follows:

	For the year ended December 31
	2025	2024	2023
General and administrative expenses	5,141,560	—	—
Total	$5,141,560	$—	$—

Note 19. Dividend Distributions

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

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to a statutory reserve funds until the balance of such reserve funds reach 50% of entity’s registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus reserve at its discretion. There is no discretionary surplus as of December 31, 2025 and 2024.

The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2025 and 2024, amounts restricted were the paid-in-capital, additional paid-in-capital and statutory reserve of the PRC entities, which amounted to $11,113,706 and $7,399,836, respectively.

Note 20. Customer and Supplier Concentration

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company sold a substantial portion of products to two customers (24.91% and 12.98% of total revenue) during fiscal year 2025.

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

For the year ended December 31, 2025, one supplier contributed approximately 17.71% of total purchases made by the Company.

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

Note 21. Related party transactions

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzao Huang	Director and shareholder of the Company
Yunjun Huang	Director and shareholder of the Company
Xiaolong Chen	Shareholder of the Company
Lihui Xu	Shareholder of the Company
Lianken Enterprise Limited (“Lianken”)	100% equity interest owned by Wenzao Huang
Tianhua Enterprise Limited (“Tianhua”)	100% equity interest owned by Xiaolong Chen
Xingcan Enterprise Limited (“Xingcan”)	100% equity interest owned by Yunjun Huang
Weibo Enterprise Limited (“Weibo”)	100% equity interest owned by Jinliang Xu
Quanzhou Huasen Hardware and Plastic Products Co., Ltd (“Quanzhou Huasen”)	100% equity interest owned by Wenzao Huang
Dayu Yaodong Hardware and Plastic Products Co., Ltd (“Dayuyaodong”)	A member of the board of supervisors of Dayuyaodong is Wenzao Huang

2) Related party balances

Accounts	Name of related parties	As of December 31, 2025	As of December 31, 2024
Due to related parties	Wenzao Huang	$280,541	$162,034
	Lihui Xu	1,330	24,734
Net due to related parties		$281,871	$186,768

Accounts	Name of related parties	As of December 31, 2025	As of December 31, 2024
Due from related parties	Xiaolong Chen	5,807	—
	Yunjun Huang	2,173	—
	Lianken	1,169	258
	Tianhua	1,169	258
	Xingcan	1,169	257
	Weibo	1,169	257
Net due from related parties		$12,656	$1,030

3) Related party transactions

For the fiscal year ended December 31, 2025, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$118,507	$—
Lihui Xu	—	23,404
Total	$118,507	$23,404

For the fiscal year ended December 31, 2025, the Operating Entity provided loans to related parties. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$911	$—
Tianhua	911	—
Xingcan	912	—
Weibo	912	—
Xiaolong Chen	5,807	—
Yunjun Huang	2,173	—
Total	$11,626	$—

For the fiscal year ended December 31, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, repayable on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

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

For the fiscal year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$42,466	$40,673
Yunjun Huang	269,739	671,109
Xiaolong Chen	153,988	153,988
Lihui Xu	511,225	—
Total	$977,418	$865,770

The following table summarizes the Operating Entity’s sales transactions with the related parties:

	For the year ended December 31
	2025	2024	2023
Quanzhou Huasen	$44,034	$4,139	$13,383
Dayuyaodong	—	1,230	602
Total	$44,034	$5,369	$11,348

For the years ended December 31, 2025, 2024 and 2023, the Company sold manipulator arms, accessories and raw materials to related parties controlled by a shareholder-director in the amount of $44,034, $5,369 and $11,348, respectively.

The following table summarizes the Operating Entity’s accounts receivable balance with the related party:

Accounts	Name of related party	As of December 31, 2025	As of December 31, 2024
Accounts receivable	Quanzhou Huasen	$11,754	$—
Total		$11,754	$—

As of December 31, 2025 and 2024, the Company’s accounts receivable balance from the related party amounted to $11,754 and nil, respectively.

Note 22. Commitments and Contingencies

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

Note 23. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the SEC. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On January 9, 2026, the Company passed the shareholder resolutions and board resolutions to increase the Company’s authorized share capital from US$50,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each.

On February 4, 2026, the Board of Directors approved a private investment in public equity transaction under Regulation S. The Company agreed to issue 202,000,000 Class A ordinary shares at a purchase price of US$0.16012 per share. In February 2026, the Company completed the offering and received aggregate gross proceeds of approximately US$32.34 million from twelve non-U.S. investors. The Company intends to use the net proceeds for general corporate purposes.

Note 24. Condensed financial information of the parent company

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

The Company did not pay any dividend for the periods presented. As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of December 31, 2025	As of December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$115,066	$1,339
Due from affiliate	4,656,043	—
Total current assets	$4,771,109	$1,339

Non-Current Assets
Investment in subsidiaries	$11,657,855	$10,426,328
Total non-current assets	11,657,855	$10,426,328
Total Assets	$16,428,964	$10,427,667

LIABILITIES
Current Liabilities
Amounts due to related parties	$294,095	$161,133
Total current liabilities	294,095	161,133

Total liabilities	$294,095	$161,133

EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 6,400,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively *	640	—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 and 12,500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	1,250	1,250
Additional paid-in capital	17,727,063	7,037,503
Retained earnings	(1,883,351)	3,562,901
Accumulated other comprehensive loss	289,267	(335,120)
Total Equity	$16,134,869	$10,266,534
Total Liabilities and Equity	$16,428,964	$10,427,667

Condensed statements of operations

	For the Year Ended December 31
	2025	2024	2023
Revenue
Operating expenses:
General and administrative expenses	$(5,733,521)	$—	$—
Interest income	45	—	—
Other (expenses) income	(3,361)	506	811
Exchange gain	245,812
Share of income of subsidiaries	44,773	1,605,983	1,351,700
Net (loss) income	(5,446,252)	1,606,489	1,352,511

Comprehensive income
Net (loss) income	$(5,446,252)	$1,606,489	$1,352,511
Foreign currency translation adjustments	624,387	(302,960)	(227,278)
Comprehensive (loss) income	$(4,821,865)	$1,303,529	$1,125,233

Condensed statements of cash flows

	For the Year Ended December 31
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss (income)	$(5,446,252)	$1,606,489	$1,352,511
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	5,142,000
Equity in earnings of subsidiaries	(44,773)	(1,606,935)	(1,353,322)
Net Cash Used in Operating Activities	$(349,025)	$(446)	$(811)

Cash Flows from Investing Activities:
Loans to affiliate	$(6,782,418)	$—	$—
Net Cash Used in Financing Activities	$(6,782,418)	$—	$—

Cash Flows from Financing Activities:
Deferred offering costs	$—	$(158,030)	$—
Amount financed from related parties	132,962	160,507	896
Amount repaid to related parties	—	(1,000)	—
Amount repaid to affiliate	(245)	—	—
Proceeds from initial public offering	7,030,759	—	—
Net Cash Provided by Financing Activities	$7,163,476	$1,477	$896
Effect of exchange rate changes	81,694	255	(2)
Changes in Cash	113,727	1,256	83
Cash, Beginning of Year	1,339	83	—
Cash, End of Year	$115,066	$1,339	$83

*	The share amounts are presented on a retrospective basis.